Form 10-K, Exhibit 13
period 1994-01-29
HECHINGER CO
filed 1994-04-28
CIK 46517

                               HECHINGER COMPANY


                         [PHOTO -- SEE EDGAR APPENDIX]


                         [PHOTO -- SEE EDGAR APPENDIX]


                   ANNUAL REPORT YEAR ENDED JANUARY 29, 1994

Hechinger Company is a leading specialty retailer, currently operating 128 home center stores: 72 Hechinger stores and 56 Home Quarters Warehouse stores in 23 states and the District of Columbia. The Company serves the growing home improvement industry through two operating subsidiaries: Hechinger Stores Company and Home Quarters Warehouse, Inc.
      Hechinger Company common stock has been traded publicly since 1972 and is listed on the National Market System of the Nasdaq Stock Market under the symbols HECHA and HECHB. Corporate headquarters are located in Landover, Maryland.

SUPPLEMENTAL FINANCIAL INFORMATION
(dollars in thousands except square foot data)

Year ended                                          Jan. 29, 1994       Jan. 30, 1993        Feb. 1, 1992
=========================================================================================================

NET SALES
Hechinger Stores Company                               $1,056,876          $1,044,971           $1,017,543
Home Quarters Warehouse, Inc.                             995,267             743,681              522,191
Triangle Building Centers                                  42,825              80,697               67,993
- - ----------------------------------------------------------------------------------------------------------
  Total net sales                                      $2,094,968          $1,869,349           $1,607,727

OPERATING INCOME
Hechinger Stores Company                               $   24,897          $   31,580           $   41,391
Home Quarters Warehouse, Inc.                              45,131              33,954               22,425
Triangle Building Centers                                       0               1,023                  (13)
- - -----------------------------------------------------------------------------------------------------------
  Total operating income                                   70,028              66,557               63,803

Pre-opening expense                                        12,972               9,631                4,006
Amortization of goodwill                                    1,679               1,679                1,679
Corporate expense                                           4,190               4,600                5,688
Non-operating properties                                      510                 800                    0
Interest expense, net of other income                      15,306               8,548                8,209
Unusual charges                                                 0              83,000                8,033
- - ----------------------------------------------------------------------------------------------------------
  Income (loss) before income taxes                    $   35,371          $  (41,701)          $   36,188

IDENTIFIABLE ASSETS
Hechinger Stores Company                               $  471,016          $  416,865           $  481,440
Home Quarters Warehouse, Inc.                             533,395             363,016              286,018
Triangle Building Centers                                       0              27,155               26,666
Hechinger Corporate                                       224,831             268,713              142,650
- - ----------------------------------------------------------------------------------------------------------
  Total identifiable assets                            $1,229,242          $1,075,749           $  936,774

DEPRECIATION AND AMORTIZATION
Hechinger Stores Company                               $   26,994          $   25,274           $   25,065
Home Quarters Warehouse, Inc.                              16,502              12,625                8,189
Triangle Building Centers                                     843               1,517                1,322
Hechinger Corporate                                         1,350                 831                  690
- - ----------------------------------------------------------------------------------------------------------
  Total depreciation and amortization                  $   45,689          $   40,247           $   35,266

EXPENDITURES FOR PP&E
AND OTHER ASSETS, NET OF DISPOSALS
Hechinger Stores Company                               $   45,310          $   47,538           $   31,843
Home Quarters Warehouse, Inc.                             118,898              87,289               58,705
Triangle Building Centers                                  (2,541)              2,195                1,565
Hechinger Corporate                                           919                 646                  362
- - ----------------------------------------------------------------------------------------------------------
  Total expenditures, net of disposals                 $  162,586          $  137,668           $   92,475

SALES PER WEIGHTED AVERAGE SQUARE FOOT
Hechinger Stores Company                               $      220          $      210           $      196
Home Quarters Warehouse, Inc.                                 239                 233                  217
- - ----------------------------------------------------------------------------------------------------------
  Total sales per weighted average square foot         $      229          $      220           $      203

Our innovative team of associates continues to work to meet the needs of our customers.

[PHOTOS -- SEE EDGAR APPENDIX]

FINANCIAL HIGHLIGHTS
(in thousands except per share data)

Year ended                                    Jan. 29, 1994      Jan. 30, 1993      Feb. 1, 1992     Feb. 2, 1991      Feb. 3, 1990
===================================================================================================================================

STATEMENT OF
OPERATIONS DATA
Net sales                                        $2,094,968         $1,869,349        $1,607,727       $1,392,198        $1,229,572

Cost of sales                                     1,632,702          1,432,340         1,201,536        1,037,834           914,157

Interest expense                                     23,063             14,121            11,906           10,475            10,350

Income tax expense (benefit)                         10,611            (15,429)           10,133            9,593            10,600

Earnings (loss) before
  cumulative effect of change
  in accounting principle                            24,760            (26,272)           26,055           23,259            30,989

Net earnings (loss)                                  24,760            (26,272)           26,055           23,259            34,189

Earnings (loss) per common
  share before cumulative
  effect of change in
  accounting principle                                 $.59              $(.63)             $.66             $.65              $.88

Net earnings (loss)
  per common share                                     $.59              $(.63)             $.66             $.65              $.95
- - -----------------------------------------------------------------------------------------------------------------------------------

DIVIDENDS PER SHARE
  Class A common                                       $.16              $ .16              $.16             $.16              $.16

  Class B common                                       $.06              $ .06              $.06             $.06              $.06
- - -----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Total assets                                     $1,229,242         $1,075,749          $936,774         $792,752          $754,847

Long-term debt and capital
  lease obligations                                 407,873            305,974           207,485          189,152           167,431

Total stockholders' equity                          493,867            473,924           505,185          417,899           397,794
- - -----------------------------------------------------------------------------------------------------------------------------------

Note: In the first quarter of 1992, the Company recorded an unusual charge of $83 million to establish a Strategic Reserve to cover estimated costs associated with the repositioning of the Hechinger Stores Company. In the fourth quarter of 1991, the Company incurred unusual charges totalling $8 million which were primarily comprised of $5.3 million associated with the closing of seven Hechinger stores in early January 1992. The remainder of the charges related to one-time costs associated with the sale of the Hechinger Stores' accounts receivable and costs related to Home Quarters' adoption of the LIFO inventory method. During the year ended February 3, 1990, the Company adopted SFAS No. 96, Accounting for Income Taxes. All years presented were 52 weeks except the year ended February 3, 1990 which was 53 weeks.

[PHOTO -- SEE EDGAR APPENDIX]

"Everything we do centers around our customers -- the services we provide, the people we hire, the products we offer, the design of our stores -- we always think of our customers first."

John Hechinger, Jr.
President and Chief Executive Officer

[PHOTO -- SEE EDGAR APPENDIX]

[PHOTO -- SEE EDGAR APPENDIX]

DEAR STOCKHOLDERS

We believe that when we look back on 1993, we will view it as a turning point for our Company. At our Home Quarters Warehouse subsidiary, we made a quantum leap in our approach to the warehouse home center concept. We designed a more open, inviting store with a combination of customer service components greater than that of any specialty or home center store. At our Hechinger Stores subsidiary, 1993 was a year in which our strategy of lowering prices and converting stores to the Home Project Center format helped us withstand significant competitive incursions in our core markets.
      Our sales for 1993 increased 12% to $2.1 billion from $1.9 billion last year. Earnings for 1993 were $24.8 million, $.59 per share compared to a net loss of $26.3 million, $.63 per share in 1992. Earnings for 1992 reflect an after-tax Strategic Reserve of $57.3 million, $1.37 per share, which was recorded in the first quarter of 1992 to cover estimated costs associated with the repositioning of Hechinger Stores Company.

      In May we announced the closing of our six-store Triangle Building Centers subsidiary. While this was a difficult decision to make, closing Triangle has allowed us to redeploy the people and assets from Triangle into our Hechinger Stores and Home Quarters Warehouse operations.

HOME QUARTERS WAREHOUSE, INC.
We believe our Home Quarters Warehouse subsidiary is one of the most exciting stories in retail today. Sales for 1993 increased 34% over last year and operating income grew at a comparable rate. Since 1990, sales have grown at a compounded annual rate of 46% while operating profits have grown significantly faster at 76%.
      In an effort to keep pace with the needs of our customers and stay ahead in an increasingly competitive environment, we developed a service-intensive warehouse concept with one goal in mind: to ensure legendary customer service and satisfaction. From concept development to planning and material selection, customers will find everything they need for their projects. This attention to the customer sets HQ's concept apart from the rest.


[PHOTOS -- SEE EDGAR APPENDIX]

SALES VOLUME IS UP DRAMATICALLY IN OUR "CHESAPEAKE CLASS" HOME QUARTERS WAREHOUSE STORES.

[PHOTO -- SEE EDGAR APPENDIX]

[PHOTO -- SEE EDGAR APPENDIX]

OUR HECHINGER STORES ARE DOING MORE SALES PER STORE THAN AT ANY TIME IN OUR HISTORY.

Services and selection have been customized to cater to every type of customer from the do-it-yourselfer to the professional contractor. Highlights of the new store include comprehensive planning and professional design services, installation services, a greenhouse and a Contractor's desk to handle the special needs of professional contractors. Home Quarters has also proven to be a pioneer in the industry by offering non-traditional services geared toward providing a positive shopping experience for the entire family, including "Kids Quarters", our on-site child-care facility which allows parents time and attention to shop for a project without worrying about their kids. Other features include "HQ University", a dedicated classroom for do-it-yourself clinics and "HQ Express", our snack bar.
      The response to this concept has been tremendous. The first store, which opened in Chesapeake, Virginia in July, received industry acclaim for its innovations. Our new "Chesapeake class" stores in Detroit, Albany, Kansas City and other markets have received the same tremendous customer responses.
      We will continue to enhance the Chesapeake concept by responding to what our customers want. All eleven stores planned to open in 1994 will be based on the "Chesapeake class" store. In addition, we intend to remodel approximately 19 of our existing stores to incorporate as many of the Chesapeake features as possible.

HECHINGER STORES COMPANY
During 1993 our Hechinger Stores subsidiary met the competition head-on. As a result of lowering our retail prices and converting many traditional Hechinger stores to the Home Project Center format, we increased our competitiveness with the warehouse stores that have entered our markets.
      Our market research indicates that we have protected our market share and are still the favored home center in our core markets. Today, we know we are priced right and priced competitively. We have improved our average sales per store and have significantly reduced our operating costs.
      Looking ahead, we will continue to satisfy our customers by providing superior customer service, being in-stock on the prod-


[PHOTOS -- SEE EDGAR APPENDIX]

OUR HOME QUARTERS AND HECHINGER STORES ARE STAFFED WITH EXPERIENCED PROFESSIONALS TO GUIDE CUSTOMERS THROUGH THEIR PROJECTS.

[PHOTO -- SEE EDGAR APPENDIX]

[PHOTO -- SEE EDGAR APPENDIX]

CUSTOMER RESPONSE TO OUR NEW HECHINGER AND HOME QUARTERS STORES HAS BEEN VERY STRONG.

ucts they want and creating dominant merchandise departments that can successfully compete with any specialty retailer.
      During 1993 we opened two new Hechinger Home Project Centers and converted seven traditional stores to the Home Project Center format. We plan to add two new stores during fiscal 1994 and convert six traditional Hechinger stores to the Home Project Center format.

COMMITMENT TO EXCELLENCE
Today, Hechinger Company employs approximately 18,000 people. Our commitment to service goes well beyond the traditional retail definition of the word. Our people become fully involved with our customers' projects and provide ongoing help every step of the way. Both Home Quarters Warehouse and Hechinger Stores Company consistently earn high marks as good neighbors in their markets, striving to add value to the neighborhoods they serve as a socially and environmentally concerned business.

SUMMARY
Beginning with this year's annual report we are providing you with supplemental financial information including total sales and operating income by subsidiary. This information will clearly communicate to you, our stockholders, the success of our strategy of rapidly expanding Home Quarters Warehouse and repositioning Hechinger Stores Company.
      With Home Quarters Warehouse "Chesapeake class" stores continuing to open to strong customer acclaim and Hechinger Stores Company successfully improving operations and building on this solid foundation, we believe we are very well positioned for 1994 and beyond.



/S/ JOHN W. HECHINGER, JR.                     /S/ JOHN W. HECHINGER
John W. Hechinger, Jr.                         John W. Hechinger
President and Chief                            Chairman of the Board
Executive Officer



[PHOTOS -- SEE EDGAR APPENDIX]

HECHINGER COMPANY MARKETS

[MAP -- SEE EDGAR APPENDIX]

[PHOTOS -- SEE EDGAR APPENDIX]

Hechinger Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS. The following table sets forth the sales reported by the Company (in billions):

Year ended                JAN. 29, 1994      Jan. 30, 1993      Feb. 1, 1992
- - ----------------------------------------------------------------------------
Total Sales                 $2.09              $1.87              $1.61

% Increase                   12%                16%                15%

Comparable Store
  Sales % Increase            3%                 7%                 2%

    The sales increase for the current year was primarily due to sales from stores in operation for less than one year.
    The following table sets forth the number of stores operated by the Company:

                                   Hechinger       Home
                                     Stores      Quarters    Triangle     Total
- - -------------------------------------------------------------------------------
As of February 1, 1992                76            30          6           112
1992 openings                          3            14         --            17
1992 closings                         (4)           (1)        --            (5)
As of January 30, 1993                75            43          6           124
1993 openings                          3            11         --            14
1993 closings                         (6)           (1)        (6)          (13)
As of January 29, 1994                72            53         --           125

    In 1993, the Company closed its Triangle Building Centers subsidiary. Of the six stores, five were closed during the year and one larger Triangle store was transferred to Hechinger Stores Company. The costs associated with these closings, including operating losses, have been charged to the Strategic Reserve which was recorded by the Company in 1992. The closings will not have a material impact on the continuing operations of the Company.
    In July 1993, the Company opened a new 115,000 square foot Home Quarters store in Chesapeake, Virginia. This store incorporates many new features, including: a 5,000 square foot greenhouse and garden center, three design centers, installation services for major items and a tool rental program. In addition, the new Home Quarters store has a dedicated Contractor's desk to handle the special needs of professional contractors and commercial property owners, including its own entrance and loading area. The new store also offers "Kids Quarters", a supervised on-site child care facility for children ages three to eight and a dedicated classroom called "HQ University" for how-to clinics. Of the nine new Home Quarters stores opened since July 1993, eight stores have these new features. The Company is planning to implement these new features in all of its new Home Quarters stores to be opened in 1994 and in its existing Home Quarters stores where possible.
    Other income, which consists primarily of interest income, was $7.8 million, $5.6 million and $3.7 million in 1993, 1992 and 1991, respectively. The increase in 1993 was primarily due to gains on the disposal of property and equipment. The increase in 1992 was primarily due to the funds available for investment as a result of the sale of accounts receivable, issuance of the Senior Debentures and sale and leaseback transactions. (See discussion of Liquidity and Capital Resources below.)
    Cost of sales was 77.9%, 76.6% and 74.7% of sales for 1993, 1992 and 1991, respectively. Distribution and buying and occupancy expenses are included in cost of sales. As a percent of sales, the increases in 1993 and 1992 were primarily due to: (1) the lowering of retail prices in the major markets of the Hechinger Stores Company, and (2) the growing effect of Home Quarters which operates with lower gross margins. Cost of sales included a LIFO charge of $5.0 million in 1993 and LIFO credits of $.8 million and $1.0 million in 1992 and 1991, respectively. LIFO, inventory acquisition costs and other inventory adjustments increased fourth quarter cost of sales by approximately $.2 million in 1993, compared to a reduction of fourth quarter cost of sales by approximately $1.2 million and $5.6 million for 1992 and 1991, respectively.
    Selling, general and administrative expenses were 19.6%, 20.7% and 22.0% of sales for 1993, 1992 and 1991, respectively. The decreases in 1993 and 1992 were primarily due to the growing effect of Home Quarters which operates with a lower cost structure and cost reduction efforts at the Hechinger Stores Company. Pre-opening expenses of $13.0 million, $9.6 million and $4.0 million are included in selling, general and administrative expenses for 1993, 1992 and 1991, respectively.
    Interest expense, net of capitalized interest, was $23.1 million, $14.1 million and $11.9 million for 1993, 1992 and 1991, respectively. The increase in 1993 compared to the prior years was primarily the result of the issuance of the Senior Notes in 1993 and the

Senior Debentures in 1992. The increase in 1992 compared to the prior year was primarily the result of the issuance of the Senior Debentures as well as a mortgage loan obtained on three of the Company's stores during 1991.
    In 1992, the Company recorded an unusual charge of $83 million to establish a Strategic Reserve to cover estimated costs associated with the repositioning of Hechinger Stores Company. The reserve is comprised primarily of charges related to the conversion of traditional Hechinger stores to the Home Project Center format and to the relocation of selected stores as real estate conditions permit. In 1991, the Company incurred unusual charges totalling $8 million which were primarily comprised of $5.3 million associated with the closing of seven Hechinger stores in early January 1992. The remainder of the charges related to one-time costs associated with the sale of the Hechinger Stores' accounts receivable and costs related to Home Quarters' adoption of the LIFO inventory method.
    The effective income tax rate for 1993 was 30.0% of earnings before income taxes, compared to an effective income tax benefit rate of 37.0% of the loss before income taxes for 1992 and an effective income tax rate of 28.0% of earnings before income taxes for 1991. The effective tax rate for 1993 differed from the statutory rate primarily due to tax-free earnings on funds available for investment and Targeted Jobs Tax Credits. The Company has invested in two limited real estate partnerships and, as a result, generated rehabilitation and low income housing tax credits and other tax benefits associated with these projects. The credits associated with these projects have significantly decreased since 1991. In 1993, year-end adjustments to the effective tax rate were primarily the result of revised estimates for Targeted Jobs Tax Credits (due to the extension of the credit by Congress) as well as lower than anticipated earnings. In 1992 and 1991, year-end adjustments to the effective tax rate were primarily the result of higher than anticipated tax-free earnings on investments and Targeted Jobs Tax Credits. These adjustments resulted in an effective fourth quarter tax rate of 3.6% for 1993 compared to effective fourth quarter tax benefit rates of 139.7% and 59.9% for 1992 and 1991, respectively.
    In February 1992, Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes, was issued and superseded Statement of Financial Accounting Standards No. 96 ("SFAS 96"), Accounting for Income Taxes. In the first quarter of 1992, the Company adopted SFAS 109 effective February 4, 1990. There was no effect on net earnings in 1991 from adopting SFAS 109.
    Net earnings were 1.2% of sales for 1993 compared to a net loss of 1.4% of sales for 1992 compared to net earnings of 1.6% of sales for 1991.
    Certain accruals and estimates considered necessary for a fair statement of the results of operations are made for interim periods. In some cases, the determination of actual expenses can be made only at the end of each year. Accordingly, adjustments to these accruals and estimates occur in and flow through the fourth quarter. (See discussion of cost of sales and income taxes above.)

OTHER POSTEMPLOYMENT BENEFITS. In November 1992, Statement of Financial Accounting Standards No. 112 ("SFAS 112"), Employer's Accounting for Postemployment Benefits, was issued. SFAS 112 requires that accrual accounting be used to value the cost of benefits provided to former or inactive employees who have not yet reached retirement age. The Company will comply with this statement beginning in 1994. The effect of adopting this statement will not be material to the Company's financial position or results of operations.

OTHER POSTRETIREMENT BENEFITS. In December 1990, Statement of Financial Accounting Standards No. 106 ("SFAS 106"), Employers' Accounting for Postretirement Benefits Other Than Pensions, was issued. SFAS 106 requires that postretirement benefits be accounted for during the retirees' active employment. The Company adopted the statement as of the first quarter of 1993 and is recognizing the transition obligation prospectively over future periods as a component of the annual benefit plans and retirement expense. The impact on net earnings and the financial position of the Company in 1993 from adopting SFAS 106 was not material.

INVESTMENTS IN DEBT AND EQUITY SECURITIES. In May 1993, Statement of Financial Accounting Standards No. 115 ("SFAS"), Accounting for Certain Investments in Debt and Equity Securities, was issued. SFAS 115 requires that changes in the fair value of investments in debt and equity securities be charged to either operations or as a separate component of stockholders' equity. The Company will comply with this statement beginning in the first quarter of 1994. The Company does not expect the effect of adopting the standard to have a material impact on the Company's financial position or results of operations.

COMMITMENTS. In 1994, the Company intends to open approximately 11 new Home Quarters Warehouse stores, including two relocations, and approximately two new Hechinger stores. Additionally, approximately 19 Home Quarters stores and approximately six Hechinger stores are intended to be remodelled. At January 29, 1994, the Company had commitments for stores under construction of approximately $19.3 million.

LIQUIDITY AND CAPITAL RESOURCES. Net cash provided from operations was $27.4 million, $34.4 million and $67.1 million in 1993, 1992 and 1991, respectively. The decreases in 1993 and 1992 were due primarily to increases in inventory levels due to new store openings. Cash and cash equivalents and marketable securities were $170.7 million, $214.6 million and $104.2 million at January 29, 1994, January 30, 1993 and February 1, 1992, respectively. Net expenditures for property, furniture and equipment and other assets were $162.6 million, $137.7 million and $92.5 million in 1993, 1992 and 1991, respectively. These expenditures are primarily related to the Company's ongoing store expansion and remodelling programs.
    The Company has entered into several financing and other transactions in the past three years in order to have the funds necessary for its store expansion and remodelling programs. In October 1993, the Company issued $100 million of Senior Notes bearing an interest rate of 6.95%. The Senior Notes are due in 2003. The net proceeds were $98.8 million. In November 1992, the Company issued $100 million of Senior Debentures bearing an interest rate of 9.45%. The Senior Debentures are due in 2012. The net proceeds were $98.5 million.
    In 1992, the Company sold six stores for $40.5 million, net of expenses. The Company concurrently leased the properties back for an initial term of twenty-two years. The leases are renewable at the Company's option for nine additional terms of five years each. In addition, the Company has a right of first refusal to repurchase the properties.
    In 1992, the Company sold to an affiliate of General Electric Capital Corporation ("GECC") the entire Hechinger Stores' accounts receivable. The net proceeds were $79.6 million. Concurrent with the sale, GECC entered into a program agreement to provide for the ongoing operation of the Company's credit program.
    In June 1991, the Company completed a public offering of 5.75 million shares of Class A common stock. The net proceeds were $66.1 million. In December 1991, the Company obtained mortgage financing on three of its stores for $16.6 million.
    The Company currently has available a revolving credit facility for $25 million, a line of credit for $15 million and letter of credit facilities totalling $76 million which are used in conjunction with the purchase of imported merchandise. Management believes that cash and cash equivalents, marketable securities, cash generated from operations and its available credit facilities are adequate to meet the Company's working capital needs and planned capital expenditures.

IMPACT OF INFLATION AND CHANGING PRICES. The Company does not precisely measure the effect of inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.

Hechinger Company

CONSOLIDATED STATEMENTS OF OPERATIONS


Year ended                                                           JAN. 29, 1994       Jan. 30, 1993       Feb. 1, 1992
- - -------------------------------------------------------------------------------------------------------------------------
                                                                              (in thousands except per share data)
REVENUES
Net sales                                                              $2,094,968          $1,869,349         $1,607,727
Other (principally interest)                                                7,757               5,573              3,697
                                                                       ----------          ----------         ----------
Total Revenues                                                          2,102,725           1,874,922          1,611,424

COSTS AND EXPENSES
Cost of sales                                                           1,632,702           1,432,340          1,201,536
Selling, general and administrative expenses                              411,589             387,162            353,761
Interest expense                                                           23,063              14,121             11,906
Unusual charges                                                                --              83,000              8,033
                                                                       ----------          ----------         ----------
Total Costs and Expenses                                                2,067,354           1,916,623          1,575,236
                                                                       ----------          ----------         ----------

EARNINGS (LOSS) BEFORE INCOME TAXES                                        35,371             (41,701)            36,188

INCOME TAX EXPENSE (BENEFIT)                                               10,611             (15,429)            10,133
                                                                       ----------          ----------         ----------

NET EARNINGS (LOSS)                                                    $   24,760          $  (26,272)        $   26,055
                                                                       ==========          ==========         ==========

NET EARNINGS (LOSS) PER COMMON SHARE                                   $      .59          $     (.63)        $      .66
                                                                       ==========          ==========         ==========


See notes to consolidated financial statements.

Hechinger Company

CONSOLIDATED BALANCE SHEETS


                                                                                     JAN. 29, 1994          Jan. 30, 1993
- - -------------------------------------------------------------------------------------------------------------------------
                                                                                        (in thousands except share data)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                               $   19,675            $   12,341
Marketable securities--at cost, which approximates market                                  150,989               202,269
Merchandise inventories                                                                    400,366               328,041
Other current assets                                                                        50,200                43,961
                                                                                        ----------            ----------
TOTAL CURRENT ASSETS                                                                       621,230               586,612
PROPERTY, FURNITURE AND EQUIPMENT, NET                                                     482,503               357,214
COST IN EXCESS OF NET ASSETS ACQUIRED, NET                                                  57,098                58,777
LEASEHOLD ACQUISITION COSTS, NET                                                            54,812                58,656
OTHER ASSETS                                                                                13,599                14,490
                                                                                        ----------            ----------
TOTAL ASSETS                                                                            $1,229,242            $1,075,749
                                                                                        ==========            ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses                                                   $  291,182            $  239,007
Current portion of long-term debt and capital lease obligations                              3,068                 1,544
                                                                                        ----------            ----------
TOTAL CURRENT LIABILITIES                                                                  294,250               240,551
LONG-TERM DEBT                                                                             386,116               287,054
CAPITAL LEASE OBLIGATIONS                                                                   21,757                18,920
DEFERRED RENT                                                                               28,493                27,649
DEFERRED INCOME TAXES                                                                        4,759                 3,278
OTHER LONG-TERM LIABILITIES                                                                     --                24,373

STOCKHOLDERS' EQUITY
Class A common stock, $.10 par value; authorized
  50,000,000 shares; issued 28,812,090 and 28,773,916                                        2,881                 2,877

Class B common stock, $.10 par value; authorized
  30,000,000 shares; issued 13,312,356 and 13,480,790                                        1,331                 1,348
Additional paid-in capital                                                                 236,543               238,356
Retained earnings                                                                          256,836               237,517
Unearned compensation                                                                       (2,201)               (4,367)
Less treasury stock at cost,
  92,769 and 106,350 Class A common shares
  and 14,497 and 14,496 Class B common shares                                               (1,523)               (1,807)
                                                                                        ----------            ----------
TOTAL STOCKHOLDERS' EQUITY                                                                 493,867               473,924
                                                                                        ----------            ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $1,229,242            $1,075,749
                                                                                        ==========            ==========


See notes to consolidated financial statements.

Hechinger Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended                                                                JAN. 29, 1994     Jan. 30, 1993    Feb. 1, 1992
- - -------------------------------------------------------------------------------------------------------------------------
                                                                                           (in thousands)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)                                                          $  24,760        $ (26,272)       $  26,055
Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
    Unusual charges                                                            (21,662)          62,519               --
    Depreciation and amortization                                               45,689           40,247           35,266
    Deferred income taxes                                                        8,309          (15,313)          (2,996)
    Deferred rent expense                                                          844               55            4,185
                                                                             ---------        ---------        ---------
                                                                                57,940           61,236           62,510
                                                                             ---------        ---------        ---------

CHANGES IN OPERATING ASSETS AND LIABILITIES
Merchandise inventories                                                        (85,722)         (47,087)         (21,765)
Other current assets                                                           (12,722)          (8,588)          (9,738)
Accounts payable and accrued expenses                                           68,108           33,606           31,634
Income taxes payable                                                              (221)          (4,738)           4,496
                                                                             ---------        ---------        ---------
                                                                               (30,557)         (26,807)           4,627
                                                                             ---------        ---------        ---------
NET CASH FLOWS PROVIDED FROM OPERATIONS                                         27,383           34,429           67,137
                                                                             ---------        ---------        ---------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Expenditures for property, furniture and equipment
  and other assets, net of disposals                                          (162,586)        (137,668)         (92,475)
                                                                             ---------        ---------        ---------
Sale of accounts receivable                                                         --           79,558               --
Marketable securities:
  Purchases                                                                   (175,837)        (413,089)        (107,103)
  Proceeds from sales                                                          227,117          307,007           37,026
NET CASH FLOWS USED IN INVESTING ACTIVITIES                                   (111,306)        (164,192)        (162,552)
                                                                             ---------        ---------        ---------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from long-term borrowings                                          98,799           98,545           19,731
Net proceeds from public offering of common stock                                   --               --           66,103
Net proceeds from sale and leaseback transactions                                   --           40,516               --
Dividends paid to stockholders                                                  (5,441)          (5,430)          (5,110)
Other                                                                           (2,101)             459             (712)
                                                                             ---------        ---------        ---------
NET CASH FLOWS FROM FINANCING ACTIVITIES                                        91,257          134,090           80,012
                                                                             ---------        ---------        ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                 7,334            4,327          (15,403)
                                                                             ---------        ---------        ---------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  12,341            8,014           23,417
                                                                             ---------        ---------        ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $  19,675        $  12,341        $   8,014
                                                                             =========        =========        =========

SUPPLEMENTAL INFORMATION
  Cash payments for income taxes                                             $   6,094        $   4,620        $   6,356
  Cash payments for interest, net of amount capitalized                      $  26,591        $  16,970        $  14,478

See notes to consolidated financial statements.

Hechinger Company

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              Class A   Class B  Additional
                                               Common   Common    Paid-in    Retained    Unearned  Treasury
                                               Stock     Stock    Capital    Earnings  Compensation  Stock        Total
- - -----------------------------------------------------------------------------------------------------------------------
                                                                (in thousands except share data)
Balance, Feb. 2, 1991                        $ 2,195   $  1,409 $  168,035  $  248,274  $     --  $  (2,014)  $  417,899

Public offering of 5,750,000 Class A
  common shares, net of expenses                 575         --     65,528          --        --         --       66,103
Restricted stock awards, 267,826
  Class A common shares                           27         --      3,254          --    (3,119)        --          162
Exercise of stock options including income
  tax benefit (7,583 Class A common
  shares and 7,960 Class B common
  shares were issued from the treasury)           --         --       (177)         --        --        263           86
Conversions from Class B to
  Class A common stock                            21        (21)        --          --        --         --           --
Purchase of treasury stock, 1,084
  Class A common shares                           --         --         --          --        --        (10)         (10)
Cash dividends, Class A common
  stock ($.16 per share)                          --         --         --      (4,218)       --         --       (4,218)
Cash dividends, Class B common
  stock ($.06 per share)                          --         --         --        (892)       --         --         (892)
Net earnings                                      --         --         --      26,055        --         --       26,055
                                             -------   -------- ----------  ----------  --------  ---------   ----------
Balance, Feb. 1, 1992                          2,818      1,388    236,640     269,219    (3,119)    (1,761)     505,185

Restricted stock awards, 195,000
  Class A common shares                           19         --      1,847          --    (1,779)        --           87
Restricted stock awards earned                    --         --         --          --       531         --          531
Exercise of stock options including
  income tax benefit (3,337 Class A
  common shares and 8,235
  Class B common shares
  were issued from the treasury)                  --         --       (131)         --        --        200           69
Conversions from Class B to Class A
  common stock                                    40        (40)        --          --        --         --           --
Purchase of treasury stock, 24,852
  Class A common shares                           --         --         --          --        --       (246)        (246)
Cash dividends, Class A common
  stock ($.16 per share)                          --         --         --      (4,566)       --         --       (4,566)
Cash dividends, Class B common
  stock ($.06 per share)                          --         --         --        (864)       --         --         (864)
Net loss                                          --         --         --     (26,272)       --         --      (26,272)
                                             -------   -------- ----------  ----------  --------  ---------   ----------
Balance, Jan. 30, 1993                         2,877      1,348    238,356     237,517    (4,367)    (1,807)     473,924

RESTRICTED STOCK AWARDS, 20,000
  CLASS A COMMON SHARES                            2         --        178          --      (172)        --            8
RESTRICTED STOCK AWARDS EARNED,
  NET OF FORFEITURES                             (15)        --     (1,811)         --     2,338         --          512
EXERCISE OF STOCK OPTIONS INCLUDING
  INCOME TAX BENEFIT (32,519
  CLASS A COMMON SHARES
  WERE ISSUED FROM THE TREASURY)                  --         --       (180)         --        --        361          181
CONVERSIONS FROM CLASS B TO CLASS A
  COMMON STOCK                                    17        (17)        --          --        --         --           --
PURCHASE OF TREASURY STOCK, (18,938
  CLASS A COMMON SHARES AND
  1 CLASS B COMMON SHARE)                         --         --         --          --        --        (77)         (77)
CASH DIVIDENDS, CLASS A COMMON
  STOCK ($.16 PER SHARE)                          --         --         --      (4,587)       --         --       (4,587)
CASH DIVIDENDS, CLASS B COMMON
  STOCK ($.06 PER SHARE)                          --         --         --        (854)       --         --         (854)
NET EARNINGS                                      --         --         --      24,760        --         --       24,760
                                              ------     ------   --------    --------   -------    -------     --------
BALANCE, JAN. 29, 1994                        $2,881     $1,331   $236,543    $256,836   $(2,201)   $(1,523)    $493,867
                                              ======     ======   ========    ========   =======    =======     ========


See notes to consolidated financial statements.

Hechinger Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended January 29, 1994, January 30, 1993 and February 1, 1992.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
The Company operates a chain of specialty retail home center stores, which is the Company's only line of business, through two operating subsidiaries:
Hechinger Stores Company ("Hechinger Stores") and Home Quarters Warehouse, Inc. ("Home Quarters").

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

FISCAL YEAR.  The Company's fiscal year ends on the Saturday closest to January
31. The fiscal years ended January 29, 1994 ("1993"), January 30, 1993 ("1992")
and February 1, 1992 ("1991") were each 52 weeks. Certain amounts in the financial statements for 1992 and 1991 have been reclassified to conform to the presentation for 1993.

MERCHANDISE INVENTORIES. All of the inventories at January 29, 1994 and substantially all of the inventories at January 30, 1993 are stated at the lower of cost, last-in, first-out method ("LIFO"), or market. If all of the inventories were valued under the FIFO method, which approximates replacement cost, inventories would have been $17.0 million and $12.0 million higher than reported at January 29, 1994 and January 30, 1993, respectively. Distribution and buying and occupancy expenses are included in cost of sales.

PROPERTY, FURNITURE AND EQUIPMENT. Depreciation is computed using the straight-line method over the estimated useful lives of various classes of assets. Capital leases for stores are being amortized on a straight-line basis over the terms of the respective leases. Property, furniture and equipment is stated at cost plus capitalized interest. Capitalized interest amounted to $5.4 million, $3.8 million and $2.7 million for the years 1993, 1992 and 1991, respectively.

INCOME TAXES. In February 1992, Statement of Financial Accounting Standards No. 109 ("SFAS 109"), Accounting for Income Taxes, was issued and superseded Statement of Financial Accounting Standards No. 96 ("SFAS 96"), Accounting for Income Taxes. In the first quarter of 1992, the Company adopted SFAS 109 effective February 4, 1990. There was no effect on net earnings in 1991 from adopting SFAS 109. The Company treats tax credits as reductions of taxes in the years realized.

CASH EQUIVALENTS. The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

MARKETABLE SECURITIES. The investment portfolio consists primarily of debt issues of state and local governments and their agencies. There are no major concentrations with any single issuer. All securities are carried at cost as there is no indication of an other than temporary change in market value.

ACCOUNTS RECEIVABLE. In 1992, the Company sold to an affiliate of General Electric Capital Corporation ("GECC"), the entire Hechinger Stores' accounts receivable. The net proceeds were $79.6 million. Concurrent with the sale, GECC entered into a program agreement to provide for the ongoing operation of the Company's credit program.

DEFERRED RENT. Deferred rent represents the difference between rents paid and amounts expensed for operating leases.

PRE-OPENING EXPENSES. Costs relative to new store openings are expensed as incurred and are included in selling, general and administrative expenses. Pre-opening expenses amounted to $13.0 million, $9.6 million and $4.0 million for the years 1993, 1992 and 1991, respectively.

EARNINGS PER COMMON SHARE. Earnings per common share is calculated by dividing net earnings, as adjusted where appropriate, by the weighted average shares outstanding and equivalent shares from Convertible Subordinated Debentures, performance shares, restricted stocks and stock options, except when antidilutive. Fully diluted earnings per share is not presented, as additional dilution is less than 3% of primary earnings per share in 1993 and 1991 and antidilutive in 1992.
    The number of shares used to compute earnings per common share was 41.9 million, 41.7 million and 39.8 million for the years 1993, 1992 and 1991, respectively.

AMORTIZATION. Cost in excess of net assets acquired relates principally to the purchase of Home Quarters. This cost is being amortized using the straight-line method over a period of 40 years. Accumulated amortization related to cost in excess of net assets acquired was $10.1 million and $8.4 million as of January 29, 1994 and January 30, 1993, respectively.
    Leasehold acquisition costs relate to the purchase of certain store lease rights. The costs for these leases are being amortized using the straight-line method over the lives of the various leases, ranging up to 30 years. Accumulated amortization related to leasehold acquisition costs was $10.8 million and $8.9 million as of January 29, 1994 and January 30, 1993, respectively.

INVESTMENT IN LIMITED PARTNERSHIPS. The Company has interests in two real estate limited partnerships which have generated rehabilitation and low income housing tax credits and other benefits. These investments are recorded using the equity method.

UNUSUAL CHARGES. In the first quarter of 1992, the Company recorded an unusual charge of $83 million to establish a Strategic Reserve to cover estimated costs associated with the repositioning of Hechinger Stores Company. The reserve is comprised primarily of charges related to the conversion of the traditional Hechinger stores to the Home Project Center format and to the relocation of selected stores as real estate conditions permit. In the fourth quarter of 1991, the Company incurred unusual charges totaling $8 million which were primarily comprised of $5.3 million associated with the closing of seven Hechinger stores in early January 1992. The remainder of the charges related to one-time costs associated with the sale of the Hechinger Stores' accounts receivable and costs related to Home Quarters' adoption of the LIFO inventory method.

CLOSING OF TRIANGLE SUBSIDIARY. In 1993, the Company closed its Triangle Building Centers subsidiary. Of the six stores, five were closed during the year and one larger Triangle store was transferred to Hechinger Stores Company. The costs associated with these closings have been charged to the Strategic Reserve which was recorded by the Company in 1992. The closings will not have a material impact on the continuing operations of the Company.

PROPERTY, FURNITURE AND EQUIPMENT. The Company's investments in property, furniture and equipment consist of the following:

(in thousands)                       JAN. 29, 1994           Jan. 30, 1993
- - --------------------------------------------------------------------------
Land                                      $  90,069               $  48,157
Buildings                                   147,144                 104,184
Leasehold improvements                       99,974                  87,786
Furniture, fixtures
  and equipment                             202,000                 187,826
Capital leases                               33,750                  24,894
Construction-in-progress                     64,423                  45,419
                                          ---------               ---------
                                            637,360                 498,266

Less accumulated depreciation
  and amortization                         (154,857)               (141,052)
                                          ---------               ---------

                                          $ 482,503               $ 357,214
                                          =========               =========

    Accumulated amortization on capital leases was $14.3 million and $13.0 million as of January 29, 1994 and January 30, 1993, respectively.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES. Accounts payable and accrued expenses consist of the following:

(in thousands)                       JAN. 29, 1994           Jan. 30, 1993
- - --------------------------------------------------------------------------
Accounts payable                           $189,041                $134,545
Accrued expenses and other                   66,620                  68,646
Accrued compensation
  and benefits                               35,521                  35,816
                                           --------                --------

                                           $291,182                $239,007
                                           ========                ========

Accrued expenses and other at January 29, 1994 and January 30, 1993, include $8.7 million and $23.2 million, respectively, for the current portion of the Strategic Reserve which was recorded in the first quarter of 1992.

LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS. Long-term debt consists of the following:

(in thousands)                       JAN. 29, 1994           Jan. 30, 1993
- - --------------------------------------------------------------------------
6.95% Senior Notes                         $100,000                $     --
9.45% Senior Debentures                     100,000                 100,000
5 1/2% Convertible
  Subordinated Debentures                   123,075                 123,075
Mortgage loans                               44,403                  44,717
Other long-term debt                         19,579                  20,065
                                           --------                --------
                                            387,057                 287,857
Less current portion                           (941)                   (803)
                                           --------                --------
                                           $386,116                $287,054
                                           ========                ========

    In October 1993, the Company issued $100 million of Senior Notes bearing an interest rate of 6.95%. The Senior Notes are due in 2003. The net proceeds were $98.8 million. In November 1992, the Company issued $100 million of Senior Debentures bearing an interest rate of 9.45%. The Senior Debentures are due in 2012. The net proceeds were $98.5 million. The agreements contain covenants that restrict the pledging of the Company's assets and entering into sale and leaseback transactions in certain circumstances.
    The 5 1/2% Convertible Subordinated Debentures are convertible into Class A common stock of the Company by the holders at any time at a conversion price of $27.84 per share, subject to adjustments in certain events. The Convertible Subordinated Debentures are redeemable by the Company at any time. Mandatory sinking fund payments, each sufficient to retire 5% of the aggregate principal amount of Convertible Subordinated Debentures issued, are to be made annually, commencing April 1, 1998 to and including April 1, 2011.
    The mortgage loans bear interest rates of approximately 10% and are due in varying monthly and semi-annual installments of principal and interest through 2016. These mortgages are collateralized by properties with a total net book value of $43.6 million.
    Aggregate principal maturities of all long-term debt are as follows:

Fiscal Year                                 (in thousands)
- - ----------------------------------------------------------
1994                                             $    941
1995                                                1,121
1996                                                1,226
1997                                                1,338
1998                                                8,050
Remainder                                         374,381
                                                 --------
                                                 $387,057
                                                 ========


    In July 1991, the Company obtained a three-year commitment from a bank for a credit facility that permits borrowings of up to $25 million. During 1993, this facility was not utilized. If utilized, this facility would be on a revolving basis for the first three years, after which any outstanding balance converts to a term loan payable over a four-year period. Under the terms of the credit facility, the Company agrees to maintain a tangible net worth of at least $225 million as well as certain other capitalization, liquidity and fixed charge ratios. The Company also maintains an open line of credit with a bank that permits borrowings of up to $15 million. Borrowings under both credit arrangements are generally at or below the prime interest rate. The line of credit is renewable annually. As of January 29, 1994 and January 30, 1993, there were no loans outstanding under any of these credit arrangements.
    The Company also has letter of credit facilities totalling $76 million which are used in conjunction with the purchase of imported merchandise. Approximately $42.3 million of these facilities was unused as of January 29, 1994.

FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximated its fair value.

Marketable securities: The fair values for state and local government bonds and other securities are based on quoted and third party estimates of market prices.

Long-term debt: The fair values of the Company's long-term debt that is publicly traded are based on quoted and third party estimates of market prices. The fair values of the privately held debt are estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.
    The carrying amounts and fair values of the Company's financial instruments at January 29, 1994 are as follows:

(in thousands)                      Cost          Market
- - --------------------------------------------------------
Cash and cash equivalents          $ 19,675      $ 19,675
Marketable securities              $150,989      $151,635
Long-term debt:
  Publicly traded debt             $323,075      $312,897
  Privately held debt                63,982        68,072
                                   --------      --------
Total long-term debt               $387,057      $380,969
                                   ========      ========


INCOME TAXES.  The income tax provision (benefit) is summarized as follows:

(in thousands)
Year ended                            JAN. 29, 1994      Jan. 30, 1993       Feb. 1, 1992
- - -----------------------------------------------------------------------------------------
Current                                    $ 2,302          $   (116)           $13,129
Deferred                                     8,309           (15,313)            (2,996)
                                           -------          --------            -------
                                           $10,611          $(15,429)           $10,133
                                           =======          ========            =======

    Significant components of the Company's deferred tax liabilities and assets are as follows:

(in thousands)                        JAN. 29, 1994      Jan. 30, 1993       Feb. 1, 1992
- - -----------------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and
    amortization                           $18,626           $21,476           $ 22,199
  Inventory                                 10,887             7,454              3,235
  Other                                      1,219             1,282                877
                                           -------           -------           --------
    Total deferred
      tax liabilities                       30,732            30,212             26,311
                                           -------           -------           --------
Deferred tax assets:
  Accrued expenses
    for unusual charges                      3,045            16,369              2,516
  Alternative minimum
    tax and other tax
    credit carryforwards                     7,688             4,200                 --
  Accrued compensation
    and benefits                             6,563             6,877              7,565
  Other                                      8,677             6,334              4,485
                                           -------           -------           --------
    Total deferred tax assets               25,973            33,780             14,566
  Valuation allowance                           --                --                 --
                                           -------           -------           --------
    Net deferred tax assets                 25,973            33,780             14,566
                                           -------           -------           --------
    Net deferred
      tax assets (liabilities)             $(4,759)          $ 3,568           $(11,745)
                                           =======           =======           ========


    Reconciliations of the Federal statutory rate to the Company's effective tax rate are summarized as follows:

Year ended                            JAN. 29, 1994      Jan. 30, 1993       Feb. 1, 1992
- - -----------------------------------------------------------------------------------------
Statutory rate                                35.0%           (34.0)%              34.0%
Federal tax credits                           (3.0)             (1.3)              (2.6)
Federal tax-exempt
  investment income                           (6.0)             (5.3)              (3.7)
Amortization of goodwill                       1.6               1.4                1.6
Other                                          2.4               2.2               (1.3)
                                              ----             -----               ----
                                              30.0%           (37.0)%              28.0%
                                              ====            ======               ====

    The effect of the change in the Federal income tax rate to 35% from 34% in 1993 on the Company's deferred tax accounts was not material.

LEASES AND OTHER COMMITMENTS. The Company leases its stores and certain other equipment from both an affiliated entity, controlled by the Hechinger and England families, and nonaffiliated entities. Certain leases require excess rentals based on a percentage of sales, certain increments in real estate taxes and rent increases as determined by formulas set forth in the leases. In addition, the Company pays all other ownership and operating costs related to the leased properties. Most of the leases provide for renewals for various periods up to 30 years.
    In 1992, the Company sold six stores for $40.5 million, net of expenses. The Company concurrently leased the properties back for an initial term of twenty-two years. The leases are renewable at the Company's option for nine additional terms of five years each. Under the terms of the 1992 sale and leaseback transactions, the Company is restricted from taking certain actions which would result in its net worth falling below $200 million. Under the terms of a sale and leaseback transaction completed in 1990, the Company is restricted from taking certain actions which would result in its senior credit rating falling below investment grade, or its net worth, less goodwill, falling below $175 million. Under both the 1992 and 1990 sale and leaseback transactions, the Company has a right of first refusal to repurchase the properties should the lessors wish to sell.

At January 29, 1994, the minimum fixed rental commitments related to all noncancelable leases together with the present value of the net minimum lease payments for capital leases were as follows:

OPERATING LEASES
(in thousands)
Fiscal Year                               Total           Affiliated        Nonaffiliated
- - -----------------------------------------------------------------------------------------
1994                                     $  57,754           $ 1,748          $  56,006
1995                                        57,730             1,642             56,088
1996                                        58,436             1,432             57,004
1997                                        58,980             1,432             57,548
1998                                        59,411             1,432             57,979
Remainder                                  749,827            10,570            739,257
                                         ---------           -------          ---------
Total minimum
  lease payments                         1,042,138            18,256          1,023,882
Minimum sublease
  rentals due to
  Company                                 (112,535)               --           (112,535)
                                         ---------           -------          ---------
Total minimum lease
  payments, net                          $ 929,603           $18,256          $ 911,347
                                         =========           =======          =========


CAPITAL LEASES
(in thousands)
Fiscal Year                               Total           Affiliated        Nonaffiliated
- - -----------------------------------------------------------------------------------------
1994                                      $  4,821           $ 1,243           $  3,578
1995                                         4,821             1,243              3,578
1996                                         4,821             1,243              3,578
1997                                         4,182             1,243              2,939
1998                                         3,480             1,243              2,237
Remainder                                   21,600             7,043             14,557
                                          --------           -------           --------
Total minimum
  lease payments                            43,725            13,258             30,467
Less imputed interest                      (19,841)           (5,324)           (14,517)
                                          --------           -------           --------
Present value of net min-
  imum lease payments
  (including current
  portion of $2,127)                      $ 23,884           $ 7,934           $ 15,950
                                          ========           =======           ========

    Capital lease obligations bear imputed interest at rates ranging from 7.0% to 17.3%. Amortization of assets recorded under capital lease obligations is included in depreciation and amortization expense.
    Net rent expense charged to operations was as follows:

(in thousands)
Year ended                            JAN. 29, 1994      Jan. 30, 1993       Feb. 1, 1992
- - -----------------------------------------------------------------------------------------
Minimum operating
  lease rentals                            $51,822           $46,090            $48,443
Excess rentals:
  Capital leases                             1,480             1,746              1,537
  Operating leases                           1,566             1,554                940
                                           -------           -------            -------
                                            54,868            49,390             50,920
Less sublease income                        (8,051)           (2,500)            (3,293)
                                           -------           -------            -------
Net rent expense                           $46,817           $46,890            $47,627
                                           =======           =======            =======
Net rent expense paid
  to affiliates                            $ 4,554           $ 4,819            $ 5,063
                                           =======           =======            =======

    At January 29, 1994, the outstanding commitments on contracts relating to the purchase of real estate, construction of various new stores and remodelling of various existing stores amounted to approximately $19.3 million.

STOCKHOLDERS' EQUITY. The Company has two classes of common stock, designated as Class A and Class B. The Company also has 20 million shares of $1.00 par value preferred stock, none of which is issued or outstanding.
    Class A and B shares are identical in all respects except that (1) Class A stockholders receive preference as to cash dividends; and (2) Class A stockholders have one vote per share, whereas Class B stockholders have ten votes per share. Class B shares are convertible into Class A shares on a share for share basis at any time at no cost to the stockholder.

EMPLOYEE BENEFIT PLANS AND RETIREMENT AGREEMENTS. The Company maintains a profit sharing plan for all qualified employees. The Company also maintains a thrift and savings plan and a defined benefit pension plan for qualifying employees at the Hechinger Stores Company.
    The profit sharing plan allows for discretionary annual contributions as determined by the board of directors. The thrift and savings plan allows for employee contributions of up to 6% of the employee's salary plus a 50% matching contribution from the Company. The pension plan does not require employee contributions. The funding policy is to contribute each year an amount not less than the minimum required contribution, nor greater than the maximum tax deductible contribution. The assets of the pension plan are primarily comprised of equity and fixed income securities.
    The Company also has a nonqualified supplemental retirement plan which covers certain key employees and pays benefits which supplement any benefits paid under the above plans. The projected benefit obligation was $2.4 million and $2.2 million at January 29, 1994 and January 30, 1993, respectively. The accrued pension liability recognized in the financial statements was $2.2 million and $1.9 million at January 29, 1994 and January 30, 1993, respectively. The Company has purchased life insurance policies which it intends to use to satisfy estimated future obligations under the plan.
    Net defined benefit pension costs, including the nonqualified supplemental retirement plan, consisted of the following:

(in thousands)
Year ended                            JAN. 29, 1994      Jan. 30, 1993       Feb. 1, 1992
- - -----------------------------------------------------------------------------------------
Service cost for
  the period                               $ 2,176            $2,071            $ 2,113
Interest cost on
  projected benefit
  obligation                                 1,086             1,029              1,273
Actual return on
  plan assets                               (1,481)             (945)            (1,931)
Net amortization
  and deferral                                (186)             (528)               921
                                           -------            ------            -------
Total pension expense                      $ 1,595            $1,627            $ 2,376
                                           =======            ======            =======

    The following table sets forth the status of the pension plan:

(in thousands)                       JAN. 29, 1994           Jan. 30, 1993
- - --------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                $ 11,944                $  9,647
                                           ========                ========
  Accumulated benefit obligation           $ 13,218                $ 10,527
                                           ========                ========
Projected benefit obligation               $ 13,827                $ 10,924
Plan assets at fair value                   (18,393)                (14,196)
                                           --------                 -------
Plan assets over benefit obligation          (4,566)                 (3,272)
Unrecognized prior service credit             3,590                   3,949
Unrecognized net gain                         1,242                   2,108
Unrecognized net asset existing
  at the beginning of the year                1,112                   1,267
                                           --------                --------
Accrued pension liability recog-
  nized in the financial statements        $  1,378                $  4,052
                                           ========                ========

    Assumptions used in calculating the status of the pension plan were as follows:

                                      JAN. 29, 1994      Jan. 30, 1993       Feb. 1, 1992
- - -----------------------------------------------------------------------------------------
Discount rate                                 8.0%              8.5%               8.5%
Rate of increase in
  compensation levels                         4.8%              5.5%               5.5%
Expected long-term rate
  of return on assets                         9.0%              9.0%               9.0%

    In December 1990, Statement of Financial Accounting Standards No. 106 ("SFAS 106"), Employers' Accounting for Postretirement Benefits Other Than Pensions, was issued. SFAS 106 requires that postretirement benefits, paid by the employer, be accounted for during the years of the retirees' active employment. The Company adopted the statement as of the first quarter of 1993 and is recognizing the transition obligation prospectively over future periods as a component of the annual benefit plans and retirement expense. The impact on net earnings and the financial position of the Company in 1993 from adopting SFAS 106 was not material.
    Total expenses related to all of the above plans amounted to $5.2 million, $5.3 million and $8.2 million, for the years 1993, 1992 and 1991, respectively.

STOCK COMPENSATION PLANS. In 1991, stockholders approved the Hechinger Company 1991 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorizes the issuance of Class A common stock as incentive and nonqualified stock options and restricted stock to eligible employees of the Company. Such grants can be made at any time through June 2001. At January 29, 1994, 1.9 million shares were available for future grants.
    Incentive stock options granted must be at the fair market value on the date of grant. Nonqualified stock options may be granted at a price not less than 40% of the fair market value at the date of the grant. Options granted under the plan are exercisable beginning two years after the date of grant and over the succeeding eight years, after which time they expire. In each of the last three fiscal years ended January 29, 1994, nonqualified stock options were granted. At January 29, 1994, options to purchase 1.8 million shares were exercisable.

    A summary of shares issuable under stock options outstanding is as follows:

                                            Shares             Weighted Average
                                        (in thousands)          Price Per Share
- - -------------------------------------------------------------------------------
Balance, Feb. 2, 1991                         1,623                $  15.69

Granted                                         915                    9.26
Canceled                                       (144)                  14.70
Exercised                                       (18)                   4.81
Balance, Feb. 1, 1992                         2,376                   13.34

Granted                                         597                   12.93
Canceled                                       (342)                  13.77
Exercised                                       (13)                   5.32
Balance, Jan. 30, 1993                        2,618                   13.23

GRANTED                                         980                    9.02
CANCELED                                       (510)                  13.08
EXERCISED                                       (32)                   8.62
BALANCE, JAN. 29, 1994                        3,056                  $11.96

    The Company awarded 20,000; 195,000 and 267,826 shares of Class A common stock on a restricted basis, to certain key executives of the Company for the years 1993, 1992 and 1991, respectively. Under the terms of the awards, the stock will vest over a period not to exceed five years.
    In 1990, the Company established a performance share plan which awards officers and key employees of the Company rights to earn shares of Class A common stock at no cost if certain performance goals are met. In 1993, the Company reserved 21,000 shares for distribution under the plan. At January 29, 1994, 484,000 shares were available for future awards.
    Total charges to earnings for these plans amounted to $.8 million, $.9 million and $.6 million, for the years 1993, 1992 and 1991, respectively.


REPORT OF INDEPENDENT AUDITORS


BOARD OF DIRECTORS AND STOCKHOLDERS
HECHINGER COMPANY

We have audited the accompanying consolidated balance sheets of Hechinger Company and subsidiaries as of January 29, 1994 and January 30, 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hechinger Company and subsidiaries at January 29, 1994 and January 30, 1993 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 29, 1994 in conformity with generally accepted accounting principles.


/s/ ERNST & YOUNG

    Washington, D.C.
    February 25, 1994

HECHINGER COMPANY

PRICE RANGE OF COMMON STOCK


Hechinger Company common stock is listed on the National Market System of the Nasdaq Stock Market. The following table sets forth high and low prices from the National Association of Securities Dealers Monthly Statistical Report on the Company's stock for the periods designated. The Company currently has approximately 3,778 Class A and 1,261 Class B stockholders of record.
    The Company has declared cash dividends of $.04 per share on the Class A common and $.016 per share on the Class B common in each of the quarters presented.

                                    1993                                                      1992
                               --------------                                            --------------
PERIOD                         HIGH       LOW                        Period              High       Low
- - ---------------------------------------------                        ----------------------------------
1ST QUARTER                                                          1st Quarter
  CLASS A                     $10 1/2     $8 1/8                       Class A          $14 1/2     $10
  CLASS B                      10 1/2      8                           Class B           14 3/4      10 1/2

2ND QUARTER                                                          2nd Quarter
  CLASS A                      10 3/8      9                           Class A           12          8 1/2
  CLASS B                      10 3/4      8 3/4                       Class B           12          9 1/4

3RD QUARTER                                                          3rd Quarter
  CLASS A                      12 1/8      8 1/8                       Class A           12          8 3/4
  CLASS B                      12 1/4      8 1/4                       Class B           12 1/4      9 1/4

4TH QUARTER                                                          4th Quarter
  CLASS A                      11 3/8      9 1/8                       Class A           11          9 3/8
  CLASS B                      11 1/2      9                           Class B           11          9 1/2


QUARTERLY RESULTS (UNAUDITED)
(in thousands except per share data)

The following table sets forth summarized unaudited quarterly results for the years ended January 29, 1994 and January 30, 1993:

QUARTER ENDED                                MAY 1, 1993         JULY 31, 1993          OCT. 30, 1993           JAN. 29, 1994
- - -----------------------------------------------------------------------------------------------------------------------------
NET SALES                                      $479,144             $609,233                 $524,264               $482,327
COST OF SALES                                   371,289              471,854                  412,732                376,827
INCOME TAX EXPENSE                                1,450                8,037                    1,077                     47
NET EARNINGS                                      3,228               17,894                    2,395                  1,243
NET EARNINGS PER COMMON SHARE                      $.08                 $.41                     $.06                   $.03

Quarter Ended                                May 2, 1992          Aug. 1, 1992            Oct. 31, 1992         Jan. 30, 1993
- - -----------------------------------------------------------------------------------------------------------------------------
Net sales                                      $439,876             $549,673                 $464,041               $415,759
Cost of sales                                   335,675              417,571                  362,439                316,655
Income tax (benefit) expense                    (22,931)               6,945                    2,177                 (1,620)
Net (loss) earnings                             (51,041)              15,457                    6,532                  2,780
Net (loss) earnings per common share             $(1.22)                $.36                     $.16                   $.07

Final LIFO valuation and inventory acquisition cost adjustments impacted the fourth quarters of 1993 and 1992. Revised estimates for Targeted Jobs Tax credits (due to the extension of the credit by Congress) as well as lower than anticipated earnings impacted the effective income tax rate in the fourth quarter of 1993. Higher than anticipated tax-free earnings on investments and Targeted Jobs Tax Credits impacted the effective income tax rate in the fourth quarter of 1992. A Strategic Reserve of $83 million, pre-tax, was recorded in the first quarter of fiscal 1992 to cover estimated costs associated with the repositioning of Hechinger Stores Company. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

DIRECTORS AND OFFICERS


DIRECTORS

JOHN W. HECHINGER
Chairman of the Board

HERBERT J. BRONER
Retired Chairman, President
and Chief Executive Officer,
Mohasco Corporation

JOHN W. HECHINGER, JR.
President and Chief
Executive Officer, Hechinger Company

S. ROSS HECHINGER
Senior Vice President --
Corporate Administration,
Hechinger Company

ANN D. JORDAN
Former Associate
Fieldwork Professor, SSA
University of Chicago,
Consultant

DAVID O. MAXWELL
Retired Chairman and
Chief Executive Officer,
Federal National Mortgage Association

W. CLARK MCCLELLAND
Executive Vice President
and Chief Financial Officer,
Hechinger Company

ALAN J. ZAKON
Managing Director,
Bankers Trust Company


CORPORATE OFFICERS

JOHN W. HECHINGER
Chairman of the Board

JOHN W. HECHINGER, JR.
President and
Chief Executive Officer

W. CLARK MCCLELLAND
Executive Vice President
and Chief Financial Officer

S. ROSS HECHINGER
Senior Vice President --
Corporate Administration

ROGER K. WRIGHT
Senior Vice President --
Real Estate and Development

CARY G. ADAMS
Vice President --
Real Estate

MARK R. ADAMS
Vice President, Treasurer
and Secretary

THOMAS C. BARBUTI
Vice President --
Real Estate Counsel

RICHARD S. GROSS
Corporate Controller


OFFICERS

HECHINGER STORES COMPANY

KENNETH J. CORT
President and
Chief Executive Officer

J. WAYNE COLLEY
Senior Vice President --
Merchandise Presentation

SALLY A. COURTNEY
Senior Vice President --
General Merchandise Manager

GARY E. MERCER
Senior Vice President --
Store Operations

CAROL A. STEVENS
Senior Vice President --
Human Resources

JOANNE M. BARRETT
Vice President --
Divisional Merchandise Manager

JAMES F. IAMPIERI
Vice President --
Merchandise Administration

G. MICHAEL KING
Vice President --
Regional Manager

ANN B. MCCLENAHAN
Vice President --
Marketing and Advertising

PETER J. OLLE
Vice President --
Information Systems

RICHARD A. POVLAK
Vice President --
Loss Prevention and Distribution

GARY G. RHEA
Vice President --
Regional Manager

MAX S. ROBUCK
Vice President --
Divisional Merchandise Manager

OFFICERS

HOME QUARTERS
WAREHOUSE, INC.

FRANK C. DOCZI
President and
Chief Executive Officer

HAROLD R. HALL
Senior Vice President --
Finance

J. MICHAEL PASTORE
Senior Vice President --
General Merchandise Manager

WILLIAM VAN NOTE
Senior Vice President --
Operations

MICHAEL P. GOOD
Vice President and Controller

FREDRIC W. HIRCHERT
Vice President --
Loss Prevention and Safety

JOHN T. LEWIS
Vice President --
Construction

ALAN B. NOEL
Vice President --
Human Resources

CELIA A. WING
Vice President --
Real Estate

RICHARD M. DOW
Regional Vice President --
Operations

J. MICHAEL OWEN
Regional Vice President --
Operations

CORPORATE INFORMATION


GENERAL COUNSEL
Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, New York 10022-9931

INDEPENDENT AUDITORS
Ernst & Young
1225 Connecticut Avenue, N.W.
Washington, D.C. 20036

STOCK TRANSFER AGENT
First Union National Bank
Shareholder Services Group
230 South Tryon Street
Charlotte, North Carolina 28288-1154
Information contact:
J. Dean Presson
1-800-829-8432

CORPORATE MAILING ADDRESS
Hechinger Company
3500 Pennsy Drive
Landover, Maryland 20785
(301) 341-1000

SUBSIDIARY MAILING ADDRESSES
Hechinger Stores Company
1801 McCormick Drive
Landover, Maryland 20785
(301) 341-1000

Home Quarters Warehouse, Inc.
575 Lynnhaven Parkway
Virginia Beach, Virginia 23450
(804) 498-7100

STOCK EXCHANGE LISTING
National Market System of the NASDAQ Stock Market

TRADING SYMBOLS
HECHA and HECHB

FORM 10-K
Copies of the Company's Annual Report on Form 10-K Report as filed with the Securities and Exchange Commission will be sent to stockholders upon request in writing to:

Hechinger Company
Investor Relations
3500 Pennsy Drive
Landover, Maryland 20785


ASSOCIATE PHOTOGRAPHS

Page 1     WENDY BRYANT
           Merchandise Coordinator
           Hechinger Stores Company

           CURTIS DAVIS
           Operations Manager
           Home Quarters Warehouse

Page 3     MINA HAMMETT
           Contractor Sales
           Home Quarters Warehouse

Page 5     JACK MCNUTT
           Hardware Sales
           Hechinger Stores Company

           MARQUITA LAWTON
           Cashier
           Home Quarters Warehouse

Page 7     MICHAEL PETELA
           Department Manager
           Hechinger Stores Company

Page 8     CHRIS WALKER
           Kitchen Design Specialist
           Home Quarters Warehouse

           LORI ROBINSON
           Front End Supervisor
           Hechinger Stores Company




DESIGN: FINANCIAL COMMUNICATIONS, INC., BETHESDA, MD


[RECYCLE LOGO]
PRINTED ENTIRELY ON RECYCLED PAPER.

AT HECHINGER, WE BELIEVE SAVING AND PROTECTING THE ENVIRONMENT IS EVERYONE'S BUSINESS.

Hechinger Company
3500 Pennsy Drive
Landover, Maryland 20785
(301) 341-1000

APPENDIX

NARRATIVE DESCRIPTION OF ANNUAL REPORT PHOTOS AND MAP

ANNUAL REPORT COVER

         Hechinger Company, Annual Report year ended January 29, 1994. Exterior sign photos of a Home Quarters Warehouse store sign and a Hechinger store sign.

PAGE 1

         Two photos of store employees and an interior photo of Home Quarters Warehouse store.

PAGE 2

         Exterior photos of a Home Quarters Warehouse store and a Hechinger store.

         A photo of John Hechinger, Jr., President and Chief Executive Officer.

PAGE 3

         One photo of a store employee and two photos of products (paint brushes and pliers).

PAGE 4

         Interior photos of a Home Quarters Warehouse store and a Hechinger store.

PAGE 5

         Two photos of store employees and one product photo (drills).

PAGE 6

         Interior photos of a Home Quarters Warehouse store and a Hechinger store.

PAGE 7

         One photo of a store employee and two photos of products (tape measures and lawn mowers).

PAGE 8

         Map showing Hechinger Company markets (state locations of Home Quarters Warehouse stores and Hechinger stores). Two photos of store employees and one product photo (pipe).