Form 10-K405, Exhibit 13
period 1995-01-28
HECHINGER CO
filed 1995-04-28
CIK 46517

ANNUAL REPORT YEAR ENDED JANUARY 28, 1995

HECHINGER COMPANY


[HOME QUARTERS WAREHOUSE LOGO]


[HECHINGER LOGO]


[FIGURE 1]

[HOME QUARTERS WAREHOUSE LOGO]


[HECHINGER LOGO]

Hechinger Company is a leading specialty retailer providing products and services for the care, repair, remodeling and maintenance of the home and garden. The Company serves the growing home improvement industry through two operating subsidiaries: Home Quarters Warehouse, Inc., operating stores primarily in the southern, northeastern and midwestern parts of the United States, and Hechinger Stores Company, operating stores primarily in the mid-Atlantic region of the United States.

Hechinger Company common stock has been traded publicly since 1972 on The Nasdaq Stock Market under the symbols HECHA and HECHB. Corporate headquarters are located in Landover, Maryland.

FINANCIAL HIGHLIGHTS

Year ended                       JAN. 28, 1995     Jan. 29, 1994     Jan. 30, 1993      Feb. 1, 1992     Feb. 2, 1991
- ---------------------------------------------------------------------------------------------------------------------
                                                         (in thousands except per share data)
STATEMENT OF OPERATIONS DATA
Net sales                           $2,449,554        $2,094,968        $1,869,349        $1,607,727       $1,392,198
Cost of sales                        1,908,874         1,632,702         1,432,340         1,201,536        1,037,834
Interest expense                        29,793            23,063            14,121            11,906           10,475
Income tax (benefit) expense            (5,545)           10,611           (15,429)           10,133            9,593
Net (loss) earnings                     (9,911)           24,760           (26,272)           26,055           23,259
Net (loss) earnings
   per common share                      $(.24)             $.59             $(.63)             $.66             $.65
- ---------------------------------------------------------------------------------------------------------------------

DIVIDENDS PER SHARE
   Class A common                         $.16              $.16              $.16              $.16             $.16
   Class B common                          .06               .06               .06               .06              .06
- ---------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Total assets                        $1,261,229        $1,229,242        $1,075,749          $936,774         $792,752

Long-term debt and capital
   lease obligations                   403,377           407,873           305,974           207,485          189,152
Total stockholders' equity             481,273           493,867           473,924           505,185          417,899
- ---------------------------------------------------------------------------------------------------------------------


Note: In the fourth quarter of 1994, the Company recorded a charge of $61.9 million primarily related to its decision to close its stores in certain markets. In 1992, the Company recorded a charge of $83 million to establish a Strategic Reserve to cover estimated costs associated with the repositioning of Hechinger Stores Company. In 1991, the Company recorded charges totaling $8 million which were primarily comprised of costs associated with the closing of eight Hechinger stores, one-time costs associated with the sale of Hechinger Stores' accounts receivable and costs related to Home Quarters' adoption of the LIFO inventory method. In 1994, the Company changed its method of calculating LIFO inventories. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. All years presented were 52 weeks.

SUPPLEMENTAL FINANCIAL INFORMATION

Year ended                                         JAN. 28, 1995     Jan. 29, 1994     Jan. 30, 1993
- ----------------------------------------------------------------------------------------------------
                                                      (in thousands except per square foot data)
NET SALES
Hechinger Stores Company                              $1,090,911        $1,056,876        $1,044,971
Home Quarters Warehouse, Inc.                          1,358,643           995,267           743,681
Triangle Building Centers                                     --            42,825            80,697
- ----------------------------------------------------------------------------------------------------
     Total net sales                                  $2,449,554        $2,094,968        $1,869,349

OPERATING INCOME
Hechinger Stores Company                              $   30,934        $   24,897        $   31,580
Home Quarters Warehouse, Inc.                             62,461            45,131            33,954
Triangle Building Centers                                     --                --             1,023
- ----------------------------------------------------------------------------------------------------
     Total operating income                               93,395            70,028            66,557
Pre-opening expenses                                       8,858            12,972             9,631
Amortization of goodwill                                   1,679             1,679             1,679
Corporate expenses                                         6,336             4,190             4,600
Non-operating properties                                   4,844               510               800
Interest expense, net of other income                     25,284            15,306             8,548
Unusual charges                                           61,850                --            83,000
- ----------------------------------------------------------------------------------------------------
     (Loss) income before income taxes                $  (15,456)       $   35,371        $  (41,701)

IDENTIFIABLE ASSETS
Hechinger Stores Company                              $  434,378        $  471,016        $  416,865
Home Quarters Warehouse, Inc.                            655,202           533,395           363,016
Triangle Building Centers                                     --                --            27,155
Hechinger Corporate                                      171,649           224,831           268,713
- ----------------------------------------------------------------------------------------------------
     Total identifiable assets                        $1,261,229        $1,229,242        $1,075,749

DEPRECIATION AND AMORTIZATION
Hechinger Stores Company                              $   26,758        $   26,994        $   25,274
Home Quarters Warehouse, Inc.                             24,531            16,502            12,625
Triangle Building Centers                                     --               843             1,517
Hechinger Corporate                                        1,979             1,350               831
- ----------------------------------------------------------------------------------------------------
     Total depreciation and amortization              $   53,268        $   45,689        $   40,247

EXPENDITURES FOR PP&E
AND OTHER ASSETS, NET OF DISPOSALS
Hechinger Stores Company                              $   37,021        $   45,310        $   47,538
Home Quarters Warehouse, Inc.                            131,791           118,898            87,289
Triangle Building Centers                                     --            (2,541)            2,195
Hechinger Corporate                                        2,216               919               646
- ----------------------------------------------------------------------------------------------------
     Total expenditures, net of disposals             $  171,028        $  162,586        $  137,668

SALES PER WEIGHTED AVERAGE SQUARE FOOT(1)
Hechinger Stores Company                                    $230              $220              $210
Home Quarters Warehouse, Inc.                                282               239               233
- ----------------------------------------------------------------------------------------------------
     Total sales per weighted average square foot           $256              $229              $220

(1) Sales per weighted average square foot for the year ended January 28, 1995 excludes the 14 Home Quarters stores and eight Hechinger stores to be closed during fiscal 1995 as a part of the store closing charge recorded in the fourth quarter of fiscal 1994.

DEAR STOCKHOLDERS:

In 1994, we continued to affirm our market leadership in the areas where we bring home improvement products and services to consumers. The results of our efforts are encouraging.

Total sales increased 17% to $2.4 billion. Before the $41 million after-tax store closing charge, net earnings were $30.9 million or $.73 per share, an increase of 25% over last year. After the impact of the store closing charge, we reported a net loss of $9.9 million or $.24 per share.

At our Home Quarters Warehouse subsidiary, the "Chesapeake Class" stores continue to receive strong customer acceptance. We expect average sales for these stores to approximate $35 million, an increase of 66% over the previous generation of Home Quarters Warehouse stores. Rapid growth and the success of this new generation of stores led Home Quarters to report increases of more than 36% in its sales and operating income in 1994.

Hechinger Stores Company was successful in protecting market share against heavy competitive incursions. We reported an increase of 24% in operating profits on a sales increase of 3%. This is Hechinger Stores' first increase in operating profits in five years.

In the fourth quarter of 1994, we announced plans to strengthen the Company's competitive position by closing fourteen Home Quarters Warehouse stores, primarily in the North and South Carolina markets, and closing four older Hechinger stores. In addition, we plan to convert the Columbus, Ohio market to Home Quarters Warehouse stores from Hechinger stores. We recorded a store closing charge of $41 million after-tax to account for the costs associated with these decisions.

In 1994, my father, John W. Hechinger, Sr., celebrated his forty-ninth anniversary with the Company. Recently, he expressed his desire to relinquish his responsibilities as an officer of the Company while continuing to serve as chairman of the board of directors. His vision, inspiration and wisdom led to the development and success of Hechinger Company. We look forward to his continued guidance.

To assure our position as a major player in the home improvement industry, we continue to take actions to improve the operating performance of the Company. We value the tremendous support we receive from our customers, employees, vendors and stockholders. Each is vital to our success.

Sincerely,

/S/ JOHN W. HECHINGER, JR.
- --------------------------
John W. Hechinger, Jr.
President and Chief Executive Officer


[FIGURE 2]


"We are dedicated to serving the needs of our home improvement customers."

John W. Hechinger, Jr.
President and Chief Executive Officer

HOME QUARTERS WAREHOUSE, INC.

[FIGURE 3]

In 1993, we unveiled the first "Chesapeake Class" Home Quarters Warehouse store to customer and industry acclaim. This store format combines Home Quarters' great prices and customer service with new and improved services and a broader merchandise selection. This enables us to offer do-it-yourselfers and professional contractors the best in home improvement warehouse stores. "Chesapeake Class" features include comprehensive planning and professional design services, installation services, a greenhouse and a contractor's desk to handle the special needs of professional contractors. Available to customers with children ages three through eight is the unique "Kids Quarters," an on-site child care service that makes Home Quarters a family shopping experience. Other features include "HQ University" for do-it-yourself classroom clinics and the "HQ Food Express" snack bar.

In the fourth quarter of 1994, we made the difficult decision to vacate the underperforming markets in North and South Carolina. The Home Quarters stores in these markets

[FIGURE 3]

DIFFERENTIATING ADVANTAGES

were older and smaller units, many of which were in need of remodeling or relocation to be competitive. We believed our resources, both capital and human, would be better used in markets where we could build from a position of strength.

So far, we have successfully opened "Chesapeake Class" stores in the Tidewater, Virginia area, Detroit, Kansas City, Albany and other markets. Our 1995 expansion plans call for the opening of nine new Home Quarters Warehouse "Chesapeake Class" stores. To further strengthen Home Quarters, all of these new stores will be in existing Home Quarters markets of Detroit, New England, Ohio and Tidewater, Virginia.

In addition to these expansion plans, we plan to remodel approximately eighteen Home Quarters stores to incorporate key aspects of the "Chesapeake Class" format. By the end of 1995, we intend to have about 95% of all Home Quarters stores reflect elements of the "Chesapeake Class" format.

HECHINGER STORES COMPANY

[FIGURE 4]

BUILDING ON THE DIFFERENCE

[FIGURE 4]

Over the past five years, Hechinger Stores Company has been on a mission to reposition itself to compete more effectively. We have lowered our prices, increased our average sales per store and reduced our operating costs. At the core of all this has been the development of the Home Project Center store format.

We developed the Home Project Center to reflect our customers' needs and to capitalize on Hechinger's many strengths, which include strong name recognition among consumers in our core markets, conveniently located stores and merchandising focused on home decor.

Pictured here is our newest Home Project Center in Laurel, Maryland. This 94,000 square foot store opened in June 1994. In this Home Project Center, we have created a bright, spacious store with well located customer service areas and many other strong features, making this our best Home Project Center yet.

In 1995, we plan to include features of this newest Home Project Center in a number of our Hechinger stores. In order to continue to provide superior quality and customer service to home improvement consumers, we will continue to expand and enhance our Home Project Center format in the years ahead. By doing so, we believe we will maintain leadership in our markets.

HECHINGER COMPANY MARKETS

[FIGURE 5]


*        HECHINGER STORES                  64

*        HOME QUARTERS
         WAREHOUSE STORES                  54
- ---------------------------------------------
         TOTAL STORES                     118
         (Planned as of September 1995)

Hechinger Company
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OPERATIONS. The following table sets forth the sales reported by the Company (in billions):

Year ended                   JAN. 28, 1995          Jan. 29, 1994          Jan. 30, 1993
- ----------------------------------------------------------------------------------------
Net sales                       $2.45                  $2.09                  $1.87
Net sales increase                 17%                    12%                    16%
Comparable store
  sales increase                    2%                     3%                     7%

         The sales increases were due primarily to sales from stores in operation for less than one year.

         The following table sets forth the number of stores operated by the Company (excluding the six Triangle Building Center stores which the Company closed in fiscal 1993):

                                            Hechinger                Home
                                              Stores               Quarters
- ---------------------------------------------------------------------------
As of February 1, 1992                          76                    30
1992 openings                                    3                    14
1992 closings                                   (4)                   (1)

As of January 30, 1993                          75                    43
1993 openings                                    3                    11
1993 closings                                   (6)                   (1)

As of January 29, 1994                          72                    53
1994 OPENINGS                                    2                    10
1994 CLOSINGS                                   (2)                   (2)

AS OF JANUARY 28, 1995                          72                    61

         The Company has been rapidly expanding its Home Quarters Warehouse subsidiary. Since opening a new 115,000 square foot Home Quarters store in Chesapeake, Virginia in July 1993, the Company has been opening new Home Quarters stores incorporating many features from this store, including: a greenhouse and garden center, design centers staffed with experienced professionals, merchandise installation services and a dedicated classroom called "HQ University" for how-to clinics. The "Chesapeake Class" store also has a dedicated contractor's desk to handle the special needs of professional contractors and commercial property owners, including its own entrance and loading facility. In addition, the "Chesapeake Class" store offers "Kids Quarters," a supervised on-site child care facility for children ages three to eight. As compared to earlier Home Quarters units, a "Chesapeake Class" store has approximately 25% more square footage and carries approximately 33% more SKUs. The Company is planning to implement these new features in all of its new Home Quarters stores to be opened in 1995 and incorporate a number of these new features in its existing Home Quarters stores where possible. As of January 1995, 19 of the Home Quarters stores were in the "Chesapeake Class" format.

         Other income, which consists primarily of interest income, was $4.4 million, $7.8 million and $5.6 million in 1994, 1993 and 1992, respectively. The decrease in 1994 was due primarily to a decrease in funds available for investment. The increase in 1993 was due primarily to gains on the disposal of property, furniture and equipment.

         Cost of sales was 77.9% of sales for both 1994 and 1993 compared to 76.6% of sales for 1992. Distribution and buying and occupancy expenses are included in cost of sales. As a percent of sales, the increases in 1994 and 1993 compared to 1992 were due primarily to the lowering of retail prices in the major markets of Hechinger Stores Company and the growing effect of Home Quarters, which operates with lower gross margins. In 1994, the Company changed its method of calculating LIFO inventories to provide for a better matching of costs and revenues, more closely conform the LIFO methods used to the method used for the majority of its inventories, provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories and reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations are not determinable. The effect of the change on results of operations for 1994 was to reduce the net loss by $6.2 million or $.15 per share. Cost of sales included LIFO charges of $1.9 million in 1994 and $5.0 million in 1993, compared to a LIFO credit of $.8 million in 1992. LIFO, inventory acquisition costs and other inventory adjustments decreased fourth quarter cost of sales by $2.4 million in 1994 and $1.2 million in 1992, compared to an increase of $.2 million in 1993.

         Selling, general and administrative expenses were 19.1%, 19.6% and 20.7% of sales for 1994, 1993 and 1992, respectively. The decreases in 1994 and 1993 were due to the cost reduction efforts at Hechinger Stores Company and the growing effect of Home Quarters which operates with a lower cost structure. The decrease in 1994 was also due to a decrease in pre-opening expenses. Pre-opening expenses of $8.9 million, $13.0 million and $9.6 million are included in selling, general and administrative expenses for 1994, 1993 and 1992, respectively.

         Interest expense, net of capitalized interest, was $29.8 million, $23.1 million and $14.1 million for 1994, 1993 and 1992, respectively. The increases in 1994 and 1993 were due primarily to the issuances of the Senior Notes in 1993 and the Senior Debentures in 1992.

         In the fourth quarter of 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close its stores in certain markets. The specific actions include:

closing 14 Home Quarters stores, primarily in North and South Carolina; and closing eight Hechinger stores, including four in Columbus, OH, two in Rochester, NY and one each in Roanoke, VA and Ft. Washington, MD.

         The Home Quarters stores being closed are typically older units, which average approximately 87,000 square feet and do not contain elements of the newer, larger Home Quarters "Chesapeake Class" stores. Recently, competition has intensified in these markets, adversely affecting performance in these stores.

         During the period from 1992 to 1994, these 14 Home Quarters stores saw their average annual sales per store decline from approximately $16 million to approximately $12 million. Operating profit as a percent of sales dropped from slightly below Home Quarters' average in 1992 to break-even in 1994. Based on this trend and the limited potential for long-term profitability in these markets, management decided to exit these markets.

         During the period from 1992 to 1994, the eight Hechinger stores being closed generated average annual sales per store of approximately $10 million, substantially below the 1994 average of $16 million for the remaining 64 Hechinger stores. During this same period, the stores being closed, as a group, had operating losses. Given the historical performance of these stores, the limited potential for long-term profitability, and increasing competitive incursions in these markets, management decided to close these stores. Subsequent to the closing and disposition of the assets of the four Hechinger stores in the Columbus, OH market, the Company's Home Quarters subsidiary will open three "Chesapeake Class" stores in this market which, management believes, will perform better than the Hechinger stores.

The main components of this charge are:

         1) estimated write-down of inventories in these stores to its net realizable value, including estimated costs to liquidate the inventories, of approximately $19 million;

         2) estimated write-down to net realizable value of furniture, fixtures, equipment and other assets to be disposed of approximately $19 million;

         3) estimated cash expenditures for carrying costs of the stores being vacated, including estimated rents, utilities and other expenses subsequent to the store being closed, until estimated disposition of approximately $20 million; and

         4) estimated cash expenditures for employee termination costs of approximately $4 million, including severance pay and related benefits. Approximately 1,400 employees will have their employment terminated in 1995 as a result of these decisions. Substantially all of these employees are based in the affected stores.

         Management anticipates that 16 of the 22 stores will be closed by the end of the first quarter of fiscal 1995. The remaining six stores are expected to be closed by the end of the third quarter of fiscal 1995. The duration of the closing process for each store is expected to be approximately three months. At January 28, 1995, no amounts have been recorded against the $61.9 million accrued. Of the total accrual, $53.7 million has been recorded as a current liability.

         The store closing charge is based on certain estimates. The actual amount could vary from these estimates, due primarily to the Company's ability to sublease, assign or otherwise dispose of, on favorable terms, the lease obligations related to the stores being closed.

         In 1992, the Company recorded a charge of $83 million to establish a Strategic Reserve to cover estimated costs associated with the repositioning of Hechinger Stores Company. The reserve was comprised primarily of estimated costs related to the conversion of traditional Hechinger stores to the Home Project Center format. In the past three years, the Company has made substantial progress in its plan to reposition Hechinger Stores Company. Due to this plan, the Hechinger stores' average sales per store have increased to $16 million from $12 million and operating expenses have been significantly reduced. Since 1992, approximately $48 million of the charges to the Strategic Reserve have been cash expenditures and approximately $33 million have been non-cash charges. As of January 28, 1995, the original repositioning plan and its related accrual were substantially complete.

         The effective income tax benefit rates for 1994 and 1992 were 35.9% and 37.0%, respectively, of the loss before income taxes, compared to an effective income tax rate for 1993 of 30.0% of earnings before income taxes. The effective tax rates for 1994, 1993 and 1992 differed from the statutory rate due primarily to tax-free earnings on funds available for investment and Targeted Jobs Tax Credits. In 1993, year-end adjustments to the effective tax rate were primarily the result of Targeted Jobs Tax Credits as well as lower than anticipated earnings. In 1992, year-end adjustments to the effective tax rate were primarily the result of higher than anticipated tax-free earnings on investments and Targeted Jobs Tax Credits. These adjustments resulted in an effective fourth quarter tax rate of 3.6% for 1993 compared to an effective tax benefit rate of 139.7% in 1992. At January 28, 1995, the Company has a net deferred tax asset of $19.3 million. Management believes it is likely that the deferred tax asset will be realized due primarily to taxable income and alternative minimum tax credits in prior carryback years totaling $14.4 million and the remainder based on management's expectation of future taxable income. A substantial portion of the deferred tax asset relates to the store closing accrual and other items expected to reverse in 1995.

         The net loss was 0.4% of sales for 1994, compared to net earnings of 1.2% of sales for 1993, compared to a net loss of 1.4% of sales for 1992.

         Certain accruals and estimates considered necessary for a fair statement of the results of operations are made for interim periods. In some cases, the determination of actual expenses can be made only at the end of each year. Accordingly, adjustments to these accruals and estimates occur in and flow through the fourth quarter. (See discussion of cost of sales and income taxes above.)

INVESTMENTS IN DEBT AND EQUITY SECURITIES. The investment portfolio at January 28, 1995 consists primarily of debt issues of state and local governments and their agencies having maturities of less than one year.

         In May 1993, Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities, was issued. The Company adopted this statement as of the first quarter of 1994 and is classifying its investments in marketable securities as available-for-sale. Under this classification, marketable securities are carried at fair value, with unrealized gains and losses reported in stockholders' equity until realized. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of adopting SFAS 115 in the first quarter of 1994, as well as the effect as of January 28, 1995, on stockholders' equity was not material.

OTHER POSTEMPLOYMENT BENEFITS. In November 1992, Statement of Financial Accounting Standards No. 112 ("SFAS 112"), Employer's Accounting for Postemployment Benefits, was issued. SFAS 112 requires that accrual accounting be used to value the cost of benefits provided to former or inactive employees who have yet to reach retirement age. The Company adopted this statement in 1994. The effect of adopting this statement was not material to the Company's financial position or results of operations.

COMMITMENTS. In 1995, the Company intends to open approximately nine Home Quarters stores, including two relocations. Additionally, approximately
18 Home Quarters stores and approximately six Hechinger stores are intended to be remodeled. As of January 28, 1995, the Company had commitments for stores under construction of approximately $15.0 million.

LIQUIDITY AND CAPITAL RESOURCES. Net cash provided from operations was $3.5 million, $27.4 million and $34.4 million in 1994, 1993 and 1992, respectively. The decrease between 1994 and 1993 was due primarily to a decrease in accounts payable and accrued expenses compared to an increase in inventory levels as a result of new store openings. The decrease between 1993 and 1992 was due primarily to increases in inventory levels as a result of new store openings. Cash and cash equivalents and marketable securities were $95.2 million, $170.7 million and $214.6 million at January 28, 1995, January 29, 1994 and January 30, 1993, respectively. Net expenditures for property, furniture and equipment and other assets were $171.0 million, $162.6 million and $137.7 million in 1994, 1993 and 1992, respectively. These expenditures are related primarily to the Company's ongoing store expansion and remodeling programs.

         The Company has entered into several financing and other transactions over the past three years in order to generate the funds necessary for its store expansion and remodeling programs.

         In August 1994, the Company sold 13 stores for $99.3 million, net of expenses, and concurrently leased the properties back for an initial term of 25 years. In 1992, the Company sold six stores for $40.5 million, net of expenses, and concurrently leased the properties back for an initial term of 22 years. Under both transactions, the leases are renewable at the Company's option for nine additional terms of five years each and the Company has a right of first refusal to repurchase the properties.

         In October 1993, the Company issued $100 million of Senior Notes, due in 2003, bearing an interest rate of 6.95%. The net proceeds were $98.8 million. In November 1992, the Company issued $100 million of Senior Debentures, due in 2012, bearing an interest rate of 9.45%. The net proceeds were $98.5 million.

         In 1992, the Company sold to an affiliate of General Electric Capital Corporation ("GECC") the entire Hechinger Stores' accounts receivable. The net proceeds were $79.6 million. Concurrent with the sale, GECC entered into a program agreement to provide for the ongoing operation of the Company's credit program.

         The Company currently has available a revolving credit facility for $50 million and letter of credit facilities totaling $76 million, which are used primarily in conjunction with the purchase of imported merchandise. Management believes that cash and cash equivalents, marketable securities, cash generated from operations and its available credit facilities are adequate to meet the Company's working capital needs and planned capital expenditures for fiscal 1995.

IMPACT OF INFLATION AND CHANGING PRICES. The Company does not measure precisely the effect of inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.

Hechinger Company
CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended                                         JAN. 28, 1995     Jan. 29, 1994     Jan. 30, 1993
- ----------------------------------------------------------------------------------------------------
                                                           (in thousands except per share data)
REVENUES
Net sales                                             $2,449,554        $2,094,968        $1,869,349
Other (principally interest)                               4,405             7,757             5,573
                                                      ----------        ----------        ----------
Total Revenues                                         2,453,959         2,102,725         1,874,922

COSTS AND EXPENSES
Cost of sales                                          1,908,874         1,632,702         1,432,340
Selling, general and administrative expenses             468,898           411,589           387,162
Interest expense                                          29,793            23,063            14,121
Unusual charges                                           61,850                --            83,000
                                                      ----------        ----------        ----------
Total Costs and Expenses                               2,469,415         2,067,354         1,916,623
                                                      ----------        ----------        ----------
(LOSS) EARNINGS BEFORE INCOME TAXES                      (15,456)           35,371           (41,701)

INCOME TAX (BENEFIT) EXPENSE                              (5,545)           10,611           (15,429)
                                                      ----------        ----------        ----------
NET (LOSS) EARNINGS                                   $   (9,911)       $   24,760        $  (26,272)
                                                      ==========        ==========        ==========
NET (LOSS) EARNINGS PER COMMON SHARE                       $(.24)             $.59             $(.63)
                                                      ==========        ==========        ==========



See notes to consolidated financial statements.

Hechinger Company
CONSOLIDATED BALANCE SHEETS

                                                                           JAN. 28, 1995          Jan. 29, 1994
- ---------------------------------------------------------------------------------------------------------------
                                                                             (in thousands except share data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                     $   26,252             $   19,675
Marketable securities                                                             68,911                150,989
Merchandise inventories                                                          453,529                400,366
Other current assets                                                              66,742                 50,200
                                                                              ----------             ----------
TOTAL CURRENT ASSETS                                                             615,434                621,230

PROPERTY, FURNITURE AND EQUIPMENT, net                                           504,132                482,503
COST IN EXCESS OF NET ASSETS ACQUIRED, net                                        55,421                 57,098
LEASEHOLD ACQUISITION COSTS, net                                                  52,541                 54,812
OTHER ASSETS                                                                      33,701                 13,599
                                                                              ----------             ----------
TOTAL ASSETS                                                                  $1,261,229             $1,229,242
                                                                              ==========             ==========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses                                         $  327,587             $  291,182
Income taxes payable                                                              10,493                     --
Current portion of long-term debt and
   capital lease obligations                                                       3,453                  3,068
                                                                              ----------             ----------
TOTAL CURRENT LIABILITIES                                                        341,533                294,250

LONG-TERM DEBT                                                                   384,969                386,116
CAPITAL LEASE OBLIGATIONS                                                         18,408                 21,757
DEFERRED RENT                                                                     26,846                 28,493
DEFERRED INCOME TAXES                                                                 --                  4,759
OTHER LONG-TERM LIABILITIES                                                        8,200                     --

STOCKHOLDERS' EQUITY
Class A common stock, $.10 par value; authorized
   50,000,000 shares; issued 30,797,512 and 28,812,090                             3,080                  2,881

Class B common stock, $.10 par value; authorized
   30,000,000 shares; issued 11,518,729 and 13,312,356                             1,152                  1,331
Additional paid-in capital                                                       238,182                236,543
Retained earnings                                                                240,919                256,836
Unearned compensation                                                             (1,553)                (2,201)

Less treasury stock at cost,
   17,213 and 92,769 Class A common shares
   and 14,497 Class B common shares                                                 (507)                (1,523)
                                                                              ----------             ----------
TOTAL STOCKHOLDERS' EQUITY                                                       481,273                493,867
                                                                              ----------             ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $1,261,229             $1,229,242
                                                                              ==========             ==========


See notes to consolidated financial statements.

Hechinger Company
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended                                                              JAN. 28, 1995       Jan. 29, 1994       Jan. 30, 1993
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                            (in thousands)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) earnings                                                        $   (9,911)          $  24,760          $  (26,272)
Adjustments to reconcile net (loss) earnings to net cash
     from operating activities:
     Unusual charges                                                           55,871             (21,662)             62,519
     Depreciation and amortization                                             53,268              45,689              40,247
     Deferred income taxes                                                    (24,085)              8,309             (15,313)
     Deferred rent expense                                                     (1,122)                844                  55
                                                                           ----------           ---------          ----------
                                                                               74,021              57,940              61,236
                                                                           ----------           ---------          ----------
Changes In Operating Assets and Liabilities:
Merchandise inventories                                                       (53,817)            (85,722)            (47,087)
Other current assets                                                          (17,006)            (12,722)             (8,588)
Accounts payable and accrued expenses                                         (10,678)             68,108              33,606
Income taxes payable                                                           10,957                (221)             (4,738)
                                                                           ----------           ---------          ----------
                                                                              (70,544)            (30,557)            (26,807)
                                                                           ----------           ---------          ----------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                        3,477              27,383              34,429
                                                                           ----------           ---------          ----------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Expenditures for property, furniture, equipment
     and other assets, net of disposals                                      (171,028)           (162,586)           (137,668)
Sale of accounts receivable                                                        --                  --              79,558
Marketable securities:
     Purchases                                                               (206,870)           (175,837)           (413,089)
     Proceeds from sales                                                      288,948             227,117             307,007
                                                                           ----------           ---------          ----------
NET CASH FLOWS USED IN INVESTING ACTIVITIES                                   (88,950)           (111,306)           (164,192)
                                                                           ----------           ---------          ----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from sale and leaseback transactions                              99,295                  --              40,516
Net proceeds from long-term borrowings                                             --              98,799              98,545
Dividends paid to stockholders                                                 (5,635)             (5,441)             (5,430)
Stock options exercised                                                         2,312                  --                  --
Other                                                                          (3,922)             (2,101)                459
                                                                           ----------           ---------          ----------
NET CASH FLOWS FROM FINANCING ACTIVITIES                                       92,050              91,257             134,090
                                                                           ----------           ---------          ----------
INCREASE IN CASH AND CASH EQUIVALENTS                                           6,577               7,334               4,327
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 19,675              12,341               8,014
                                                                           ----------           ---------          ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $   26,252           $  19,675          $   12,341
                                                                           ==========           =========          ==========

SUPPLEMENTAL INFORMATION
     Cash payments for income taxes                                        $    8,814           $   6,094          $    4,620
     Cash payments for interest, net of amount capitalized                 $   29,005           $  26,591          $   16,970



See notes to consolidated financial statements.

Hechinger Company
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              Class A     Class B   Additional
                                               Common     Common      Paid-in      Retained     Unearned     Treasury
                                               Stock       Stock      Capital      Earnings   Compensation     Stock        Total
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                       (in thousands except share data)
Balance, Feb. 1, 1992                         $ 2,818     $ 1,388    $ 236,640    $ 269,219    $ (3,119)      $(1,761)   $ 505,185

Restricted stock awards, 195,000 Class A
  common shares                                    19          --        1,847           --      (1,779)           --           87
Restricted stock awards earned                     --          --           --           --         531            --          531
Exercise of stock options including income
 tax benefit
  (3,337 Class A common shares and 8,235
  Class B common shares were issued from
  the treasury)                                    --          --         (131)          --          --           200           69
Conversions from Class B to Class A common
  stock                                            40         (40)          --           --          --            --           --
Purchase of treasury stock (24,852 Class A
  common shares)                                   --          --           --           --          --          (246)        (246)
Cash dividends on common stock:
  Class A - $.16 per share                         --          --           --       (4,566)         --            --       (4,566)
  Class B - $.06 per share                         --          --           --         (864)         --            --         (864)
Net loss                                           --          --           --      (26,272)         --            --      (26,272)
                                              -------     -------    ---------    ---------    --------       -------    ---------
Balance, Jan. 30, 1993                          2,877       1,348      238,356      237,517      (4,367)       (1,807)     473,924
Restricted stock awards, 20,000 Class A
  common shares                                     2          --          178           --        (172)           --            8
Restricted stock awards earned, net of
  forfeitures                                     (15)         --       (1,811)          --       2,338            --          512
Exercise of stock options including
  income tax benefit (32,519 Class A
  common shares were issued from the
  treasury)                                        --          --         (180)          --          --           361          181
Conversions from Class B to Class A
  common stock                                     17         (17)          --           --          --            --           --
Purchase of treasury stock (18,938 Class A
  common shares and 1 Class B common share)        --          --           --           --          --           (77)         (77)
Cash dividends on common stock:
  Class A - $.16 per share                         --          --           --       (4,587)         --            --       (4,587)
  Class B - $.06 per share                         --          --           --         (854)         --            --         (854)
Net earnings                                       --          --           --       24,760          --            --       24,760
                                              -------     -------    ---------    ---------    --------       -------    ---------
Balance, Jan. 29, 1994                          2,881       1,331      236,543      256,836      (2,201)       (1,523)     493,867
RESTRICTED STOCK AWARDS EARNED                     --          --           --           --         648            --          648
PERFORMANCE STOCK AWARDS EARNED
  AND ISSUED                                        5          --          577           --          --            --          582
EXERCISE OF STOCK OPTIONS INCLUDING INCOME
  TAX BENEFIT (92,670 CLASS A COMMON
  SHARES WERE ISSUED FROM THE TREASURY)            15          --        1,037           --          --         1,260        2,312
CONVERSIONS FROM CLASS B TO CLASS A
  COMMON STOCK                                    179        (179)          --           --          --            --           --
CONVERSION OF 5 1/2% CONVERTIBLE
  SUBORDINATED DEBENTURES INTO SHARES
  OF CLASS A COMMON STOCK                          --          --           25           --          --            --           25
PURCHASE OF TREASURY STOCK (17,114
  CLASS A COMMON SHARES)                           --          --           --           --          --          (244)        (244)
ADJUSTMENT TO FAIR VALUE OF
  MARKETABLE SECURITIES                            --          --           --         (371)         --            --         (371)
CASH DIVIDENDS ON COMMON STOCK:
  CLASS A - $.16 PER SHARE                         --          --           --       (4,883)         --            --       (4,883)
  CLASS B - $.06 PER SHARE                         --          --           --         (752)         --            --         (752)
NET LOSS                                           --          --           --       (9,911)         --            --       (9,911)
                                              -------     -------    ---------    ---------    --------       -------    ---------
BALANCE, JAN. 28, 1995                        $ 3,080     $ 1,152    $ 238,182    $ 240,919    $ (1,553)      $  (507)   $ 481,273
                                              =======     =======    =========    =========    ========       =======    =========


See notes to consolidated financial statements.

Hechinger Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended January 28, 1995, January 29, 1994 and January 30, 1993.

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

FISCAL YEAR. The Company's fiscal year ends on the Saturday closest to January
31. The fiscal years ended January 28, 1995 ("1994"), January 29, 1994 ("1993")
and January 30, 1993 ("1992") were each 52 weeks.

MERCHANDISE INVENTORIES. Inventories are stated at the lower of cost, last-in, first-out method ("LIFO"), or market. If inventories were valued under the FIFO method, which approximates replacement cost, inventories would have been $18.9 million and $17.0 million higher than reported at January 28, 1995 and January 29, 1994, respectively. Distribution and buying and occupancy expenses are included in cost of sales.

CHANGE IN ACCOUNTING PRINCIPLE. In 1994, the Company changed its method of calculating LIFO inventories to provide for a better matching of costs and revenues, more closely conform the LIFO methods used to the method used for the majority of its inventories, provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories and reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The change in method consisted of adopting consolidated cost-based inflation indices applied to inventories grouped into two pools on a consolidated basis. Prior to the current year, the Company calculated its LIFO inventories using a combination of retail and cost-based indices applied to inventories grouped into six pools. The underlying methods of computing FIFO inventory values have not changed, only the method of adjusting inventories for the impact of inflation. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations are not determinable. The effect of the change on results of operations for 1994 was to reduce the net loss by $6.2 million or $.15 per share.

PROPERTY, FURNITURE AND EQUIPMENT. Depreciation is computed using the straight-line method over the estimated useful lives of various classes of assets. Capital leases for stores are being amortized on a straight-line basis over the terms of the respective leases. Property, furniture and equipment are stated at cost plus capitalized interest. Capitalized interest amounted to $3.6 million, $5.4 million and $3.8 million for the years 1994, 1993 and 1992, respectively.

CASH EQUIVALENTS. The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

MARKETABLE SECURITIES. The investment portfolio at January 28, 1995 consists primarily of debt issues of state and local governments and their agencies having maturities of less than one year. There are no major concentrations with any single issuer. In May 1993, Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities, was issued. The Company adopted this statement as of the first quarter of 1994 and is classifying its investments in marketable securities as available-for-sale. Under this classification, marketable securities are carried at fair value, with unrealized gains and losses reported in stockholders' equity until realized. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of adopting SFAS 115 in the first quarter of 1994, as well as the effect as of January 28, 1995, on stockholders' equity was not material.

DEFERRED RENT. Deferred rent represents the difference between rents paid and the amounts expensed for operating leases.

PRE-OPENING EXPENSES. Costs related to new store openings are expensed as incurred and are included in selling, general and administrative expenses. Pre-opening expenses amounted to $8.9 million, $13.0 million and $9.6 million for the years 1994, 1993 and 1992, respectively.

EARNINGS PER COMMON SHARE. Earnings per common share is calculated by dividing net earnings, as adjusted where appropriate, by the weighted average shares outstanding and equivalent shares from Convertible Subordinated Debentures, performance shares, restricted stocks and stock options, except when antidilutive. Fully diluted earnings per share is not presented as additional dilution is less than 3% of primary earnings per share or is antidilutive in the three years presented.

         The number of shares used to compute earnings per common share were
42.0 million, 41.9 million and 41.7 million for the years 1994, 1993 and 1992, respectively.

AMORTIZATION. Cost in excess of net assets acquired relates principally to the purchase of Home Quarters. This cost is being amortized using the straight-line method over a period of 40 years. Accumulated amortization related to cost in excess of net assets acquired was $11.8 million and $10.1 million as of January 28, 1995 and January 29, 1994, respectively.

         Leasehold acquisition costs relate to the purchase of lease rights to certain stores. The costs for these leases are being amortized using the straight-line method over the lives of the various leases, ranging up to 30 years. Accumulated amortization related to leasehold acquisition costs was $13.1 million and $10.8 million as of January 28, 1995 and January 29, 1994, respectively.

UNUSUAL CHARGES. Prior to 1994, it was the Company's policy to recognize repositioning, exit and related costs when they were reasonably estimable, probable to be incurred and management and the board of directors approved a formal plan of action. At that time, estimated incremental costs associated with the plan were charged to operations and accrued. In 1994, repositioning, exit and related costs have been recognized in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.

         In the fourth quarter of 1994, the Company recorded a charge of $61.9 million related primarily to the Company's decision to close its stores in certain markets. The specific actions include: closing 14 Home Quarters stores, primarily in North and South Carolina; and closing eight Hechinger stores, including four in Columbus, OH, two in Rochester, NY and one each in Roanoke, VA and Ft. Washington, MD.

The main components of this charge are:

         1) estimated write-down of inventories in these stores to its net realizable value, including estimated costs to liquidate the inventories, of approximately $19 million;

         2) estimated write-down to net realizable value of furniture, fixtures, equipment and other assets to be disposed of approximately $19 million;

         3) estimated cash expenditures for carrying costs of the stores being vacated, including estimated rents, utilities and other expenses subsequent to the store being closed, until estimated disposition of approximately $20 million; and

         (4) estimated cash expenditures for employee termination costs of approximately $4 million, including severance pay and related benefits. Approximately 1,400 employees will have their employment terminated in 1995 as a result of these decisions. Substantially all of these employees are based in the affected stores.

         Management anticipates that 16 of the 22 stores will be closed by the end of the first quarter of fiscal 1995. The remaining six stores are expected to be closed by the end of the third quarter of fiscal 1995. The duration of the closing process for each store is expected to be approximately three months. As of January 28, 1995, no amounts have been recorded against the $61.9 million accrued. Of the total accrual, $53.7 million has been recorded as a current liability.

         The store closing charge is based on certain estimates. The actual amount could vary from these estimates, due primarily to the Company's ability to sublease, assign or otherwise dispose of, on favorable terms, the lease obligations related to the stores being closed.

         In 1992, the Company recorded a charge of $83 million to establish a Strategic Reserve to cover estimated costs associated with the repositioning of Hechinger Stores Company. The reserve was comprised primarily of charges related to the conversion of traditional Hechinger stores to the Home Project Center format. Since 1992, approximately $48 million of the charges to the Strategic Reserve have been cash expenditures and approximately $33 million have been non-cash charges. As of January 28, 1995, the original repositioning plan and its related accrual were substantially complete.

PROPERTY, FURNITURE AND EQUIPMENT. The Company's investments in property, furniture and equipment consist of the following:

(in thousands)                                 JAN. 28, 1995       Jan. 29, 1994
- --------------------------------------------------------------------------------
Land                                               $  82,159           $  90,069
Buildings                                            152,860             147,144
Leasehold improvements                               128,360              99,974
Furniture, fixtures and equipment                    245,290             202,000
Capital leases                                        32,432              33,750
Construction-in-progress                              54,583              64,423
                                                   ---------           ---------
                                                     695,684             637,360

Less accumulated depreciation
   and amortization                                 (191,552)           (154,857)
                                                   ---------           ---------
                                                   $ 504,132           $ 482,503
                                                   =========           =========

         Accumulated amortization on capital leases was $15.4 million and $14.3 million as of January 28, 1995 and January 29, 1994, respectively.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES. Accounts payable and accrued expenses consist of the following:

(in thousands)                                 JAN. 28, 1995       Jan. 29, 1994
- --------------------------------------------------------------------------------
Accounts payable                                    $165,303            $189,041
Accrued expenses and other                           123,149              66,620
Accrued compensation and benefits                     39,135              35,521
                                                    --------            --------
                                                    $327,587            $291,182
                                                    ========            ========

         Accrued expenses and other at January 28, 1995 includes $53.7 million for the current portion of the store closing reserve. Accrued expenses and other at January 29, 1994 includes $8.7 million for the Strategic Reserve.

LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS.
Long-term debt consists of the following:

(in thousands)                                 JAN. 28, 1995       Jan. 29, 1994
- --------------------------------------------------------------------------------
6.95% Senior Notes                                  $100,000            $100,000
9.45% Senior Debentures                              100,000             100,000
5 1/2% Convertible Subordinated Debentures           123,050             123,075
Mortgage loans                                        44,054              44,403
Other long-term debt                                  18,986              19,579
                                                    --------            --------
                                                     386,090             387,057
Less current portion                                  (1,121)               (941)
                                                    --------            --------
                                                    $384,969            $386,116
                                                    ========            ========

         In October 1993, the Company issued $100 million of Senior Notes, due in 2003, bearing an interest rate of 6.95%. The net proceeds were $98.8 million. In November 1992, the Company issued $100 million of Senior Debentures, due in 2012, bearing an interest rate of 9.45%. The net proceeds were $98.5 million. The agreements contain covenants that, in certain circumstances, restrict the pledging of the Company's assets and entering into sale and leaseback transactions.

         The 5 1/2% Convertible Subordinated Debentures are convertible into Class A common stock of the Company by the holders at any time at a conversion price of $27.84 per share, subject to adjustments in certain events. The Convertible Subordinated Debentures are redeemable by the Company at any time. Mandatory sinking fund payments, each sufficient to retire 5% of the aggregate principal amount of Convertible Subordinated Debentures issued, will be made annually, commencing April 1, 1998 to and including April 1, 2011.

         The mortgage loans bear interest rates, on average, of approximately 10% and are due in varying monthly and semiannual installments of principal and interest through 2016. These mortgages are collateralized by properties with a total net book value of $42.4 million.

         Aggregate principal maturities of all long-term debt are as follows:

Fiscal year                                    (in thousands)
- -------------------------------------------------------------
1995                                                $  1,121
1996                                                   1,226
1997                                                   1,338
1998                                                   8,055
1999                                                   9,780
Remainder                                            364,570
                                                    --------
                                                    $386,090
                                                    ========

         The Company has a credit facility which permits borrowings of up to $50 million on a revolving basis. If not extended as provided for under its terms, this facility will expire in 1999. Under the terms of this facility, the Company agrees to maintain certain capitalization and coverage ratios. Interest rates on borrowings under this facility will fluctuate but will be generally at or below the prime interest rate. The Company has not utilized its credit facilities in the last three years.

         The Company also has arranged letter of credit facilities with a number of banks, which total $76 million and are used primarily in conjunction with the purchase of imported merchandise. Approximately $42 million of these facilities was unused as of January 28, 1995.

FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximated its fair value.

Marketable securities: The carrying amounts reported in the balance sheet for marketable securities are stated at fair values based on quoted and third party estimates of market prices.

Long-term debt: The fair values of the Company's long-term debt that is traded publicly are based on quoted and third party estimates of market prices. The fair values of the privately held debt are estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Company's financial instruments at January 28, 1995 are as follows:

                                                        Carrying             Market
(in thousands)                                           Values              Values
- -----------------------------------------------------------------------------------
Cash and cash equivalents                              $ 26,252             $ 26,252
Marketable securities at fair value                      68,911               68,911
Long-term debt:
   Publicly traded debt                                 323,050              253,563
   Privately held debt                                   61,919               55,939
                                                       --------             --------
Total long-term debt                                   $384,969             $309,502
                                                       ========             ========

INCOME TAXES. The income tax (benefit) provisions are summarized as follows:

(in thousands)
Year ended                            JAN. 28, 1995     Jan. 29, 1994      Jan. 30, 1993
- ----------------------------------------------------------------------------------------
Current                                  $ 18,540          $ 2,302         $    (116)
Deferred                                  (24,085)           8,309           (15,313)
                                         --------          -------         ---------
                                         $ (5,545)         $10,611         $ (15,429)
                                         ========          =======         =========

         Significant components of the Company's deferred tax liabilities and assets are as follows:

(in thousands)                        JAN. 28, 1995     Jan. 29, 1994      Jan. 30, 1993
- ----------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation and amortization          $ 9,020          $18,626           $21,476
   Inventories                             12,442           10,887             7,454
   Other                                    3,061            1,219             1,282
                                          -------          -------           -------
     Total deferred tax liabilities        24,523           30,732            30,212
                                          -------          -------           -------
Deferred tax assets:
   Accrued expenses for unusual charges    23,269            3,045            16,369
   Alternative minimum tax and
     other tax credit carryforwards        10,620            7,688             4,200
   Accrued compensation and benefits        6,536            6,563             6,877
   Other                                    3,424            8,677             6,334
                                          -------          -------           -------
     Total deferred tax assets             43,849           25,973            33,780
   Valuation allowance                         --               --                --
                                          -------          -------           -------
     Net deferred tax assets               43,849           25,973            33,780
                                          -------          -------           -------
Net deferred tax assets (liabilities)     $19,326          $(4,759)          $ 3,568
                                          =======          =======           =======

         Reconciliations of the Federal statutory rate to the Company's effective tax rate are summarized as follows:

Year ended                            JAN. 28, 1995     Jan. 29, 1994      Jan. 30, 1993
- ----------------------------------------------------------------------------------------
Statutory rate                              (35.0)%           35.0%            (34.0)%
Federal tax credits                          (5.3)            (3.0)             (1.3)
Federal tax-exempt
 investment income                           (4.7)            (6.0)             (5.3)
Amortization of goodwill                      4.9              1.6               1.4
Other                                         4.2              2.4               2.2
                                              ---              ---               ---
                                            (35.9)%           30.0%            (37.0)%
                                             ====             ====              ====

LEASES AND OTHER COMMITMENTS. The Company leases certain stores and equipment from both an affiliated entity, controlled by the Hechinger and England families, and nonaffiliated entities. Certain leases require excess rentals based on a percentage of sales, certain increments in real estate taxes and rent increases as determined by formulas set forth in the leases. In addition, the Company pays all other ownership and operating costs related to the leased properties. Most of the leases provide for renewals for various periods up to 30 years.

         In August 1994, the Company sold 13 stores for $99.3 million, net of expenses, and concurrently leased the properties back for an initial term of 25 years. In 1992, the Company sold six stores for $40.5 million, net of expenses, and concurrently leased the properties back for an initial term of 22 years. Under both transactions, the leases are renewable at the Company's option for nine additional terms of five years each. The Company has recorded both transactions as operating leases.

         Under the terms of the sale and leaseback transactions completed in 1992, the Company is restricted from taking certain actions that would result in its net worth falling below $200 million. Under the terms of a sale and leaseback transaction completed in 1990, the Company is restricted from taking certain actions that would result in its senior credit rating falling below investment grade, or its net worth, less goodwill, falling below $175 million. Under the 1994, 1992 and 1990 sale and leaseback transactions, the Company has a right of first refusal to repurchase the properties.

         At January 28, 1995, the minimum fixed rental commitments related to all noncancelable leases together with the present value of the net minimum lease payments for capital leases were as follows:

Operating Leases
(in thousands)

Fiscal year                               Total          Affiliated        Nonaffiliated
- ----------------------------------------------------------------------------------------
1995                                   $   73,279          $ 1,571        $   71,708
1996                                       75,241            1,360            73,881
1997                                       75,610            1,360            74,250
1998                                       76,004            1,360            74,644
1999                                       75,351            1,360            73,991
Remainder                                 991,413            8,461           982,952
                                       ----------          -------        ----------
Total minimum lease payments            1,366,898           15,472         1,351,426
Minimum sublease rentals due
   to the Company                         158,174               --           158,174
                                       ----------          -------        ----------
Total minimum lease
   payments, net                       $1,208,724          $15,472        $1,193,252
                                       ==========          =======        ==========


Capital Leases
(in thousands)

Fiscal year                               Total          Affiliated        Nonaffiliated
- ----------------------------------------------------------------------------------------
1995                                    $   4,669         $  1,091         $   3,578
1996                                        4,669            1,091             3,578
1997                                        4,030            1,091             2,939
1998                                        3,328            1,091             2,237
1999                                        2,856            1,091             1,765
Remainder                                  17,595            4,802            12,793
                                        ---------         --------         ---------
Total minimum lease payments               37,147           10,257            26,890
Less imputed interest                     (16,407)          (3,762)          (12,645)
                                        ---------         --------         ---------
Present value of net minimum
  lease payments (including
  current portion of $2,332)            $  20,740         $  6,495         $  14,245
                                        =========         ========         =========

         Capital lease obligations bear imputed interest at rates ranging from 7.0% to 17.3%. Amortization of assets recorded under capital lease obligations is included in depreciation and amortization expense.

         Net rent expense charged to operations was as follows:

(in thousands)

Year ended                            JAN. 28, 1995     Jan. 29, 1994      Jan. 30, 1993
- ----------------------------------------------------------------------------------------
Minimum operating
 lease rentals                           $ 62,794          $51,822           $46,090
Excess rentals:
 Capital leases                             1,352            1,480             1,746
 Operating leases                             591            1,566             1,554
                                         --------          -------           -------
                                           64,737           54,868            49,390
Less sublease income                      (13,192)          (8,051)           (2,500)
                                         --------          -------           -------
Net rent expense                         $ 51,545          $46,817           $46,890
                                         ========          =======           =======
Net rent expense paid
 to affiliates                           $  3,840          $ 4,554           $ 4,819
                                         ========          =======           =======

         At January 28, 1995, the outstanding commitments on contracts relating to the purchase of real estate, construction of various new stores and remodeling of various existing stores amounted to approximately $15.0 million.

CONTINGENCIES. The Company and its subsidiaries are parties to numerous legal proceedings and claims arising in the ordinary course of business, including several suits alleging wrongful employment practices. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position.

STOCKHOLDERS' EQUITY. The Company has two classes of common stock, designated as Class A and Class B. The Company also has authorized 20 million shares of $1.00 par value preferred stock, none of which has been issued.

         Class A and B shares are identical in all respects except that (1) Class A stockholders receive preference as to cash dividends; and (2) Class A stockholders have one vote per share, whereas Class B stockholders have ten votes per share. Class B shares are convertible to Class A shares on a share-for-share basis at any time at no cost to the stockholder.

EMPLOYEE BENEFIT PLANS AND RETIREMENT AGREEMENTS. The Company maintains a profit sharing plan for all qualified employees. The Company also maintains a thrift and savings plan and a defined benefit pension plan for qualified employees at Hechinger Stores Company.

         The profit sharing plan allows for discretionary annual contributions as determined by the board of directors. The thrift and savings plan allows for employee contributions of up to 16% of the employee's salary and a matching contribution of 50% from the Company on employee contributions of up to 6%. The pension plan does not require employee contributions. The funding policy is to contribute an amount not less than the minimum required contribution, nor greater than the maximum tax deductible contribution each year. The assets of the pension plan are comprised primarily of equity and fixed income securities.

        The Company also has a nonqualified supplemental retirement plan which covers certain key employees and pays benefits, which supplement any benefits paid under the above plans. The projected benefit obligation under this plan was $3.1 million and $2.4 million at January 28, 1995 and January 29, 1994, respectively. The Company has purchased life insurance policies which it intends to use to satisfy estimated future obligations under the plan. The prepaid pension contribution recognized in the financial statements was $.3 million at January 28, 1995 compared to an accrued pension liability of $2.2 million at January 29, 1994.

         Net defined benefit pension costs, including the nonqualified supplemental retirement plan, consisted of the following:

(in thousands)
Year ended                            JAN. 28, 1995     Jan. 29, 1994      Jan. 30, 1993
- ----------------------------------------------------------------------------------------
Service cost for the period               $ 2,050          $ 2,176            $2,071
Interest cost on projected
 benefit obligation                         1,357            1,086             1,029
Actual return on plan assets                  220           (1,481)             (945)
Net amortization and deferral              (2,102)            (186)             (528)
                                          -------          -------            ------
Total pension expense                     $ 1,525          $ 1,595            $1,627
                                          =======          =======            ======

         The following table sets forth the status of the pension plan:

(in thousands)                        JAN. 28, 1995     Jan. 29, 1994
- ---------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation              $ 15,446         $ 11,944
                                         ========         ========
  Accumulated benefit obligation         $ 16,136         $ 13,218
                                         ========         ========
Projected benefit obligation             $ 17,228         $ 13,827
Plan assets at fair value                 (20,124)         (18,393)
                                         --------         --------
Plan assets over benefit obligation        (2,896)          (4,566)
Unrecognized prior service credit           3,265            3,590
Unrecognized net (loss) gain               (1,565)           1,242
Unrecognized net asset existing
  at the beginning of the year                956            1,112
                                         --------         --------
(Prepaid pension asset) accrued
  pension liability recognized in the
  financial statements                   $   (240)        $  1,378
                                         ========         ========

         Assumptions used in calculating the status of the pension plan were as follows:

Year ended                            JAN. 28, 1995     Jan. 29, 1994      Jan. 30, 1993
- ----------------------------------------------------------------------------------------
Discount rate                              8.0%             8.0%               8.5%
Rate of increase in
 compensation levels                       4.8%             4.8%               5.5%
Expected long-term rate
 of return on assets                       9.0%             9.0%               9.0%

         In December 1990, Statement of Financial Accounting Standards No. 106 ("SFAS 106"), Employers' Accounting for Postretirement Benefits Other Than Pensions, was issued. SFAS 106 requires that postretirement benefits paid by the employer be accounted for during the years of the retirees' active employment. The Company adopted the statement in 1993 and is recognizing the transition obligation prospectively over future periods as a component of the annual benefit plans and retirement expense. The effect of adopting this statement was not material to the Company's financial position or results of operations.

         Total expenses related to all of the above plans amounted to $6.3 million, $5.2 million and $5.3 million, for the years 1994, 1993 and 1992, respectively.

STOCK COMPENSATION PLANS. In 1991, stockholders approved the Hechinger Company 1991 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorizes the issuance of Class A common stock as incentive and nonqualified stock options and as restricted stock to eligible employees of the Company.
Such grants can be made at any time through June 2001. At January 28, 1995, 1.3 million shares were available for future grants.

         Incentive stock options granted must be at the fair market value on the date of the grant. Nonqualified stock options may be granted at a price not less than 40% of the fair market value at the date of the grant. Options granted under the plan are exercisable beginning two years after the date of the grant and over the succeeding eight years, after which time they expire.
In each of the last three fiscal years ended January 28, 1995, nonqualified options were granted. At January 28, 1995, options to purchase 1.5 million shares were exercisable.

         A summary of shares issuable under stock options outstanding is as follows:

                                          Shares      Weighted Average
                                      (in thousands)   Price per Share
- ----------------------------------------------------------------------
Balance, Feb. 1, 1992                       2,376          $ 13.34
Granted                                       597            12.93
Canceled                                     (342)           13.77
Exercised                                     (13)            5.32
Balance, Jan. 30, 1993                      2,618            13.23
Granted                                       980             9.02
Canceled                                     (510)           13.08
Exercised                                     (32)            8.62
Balance, Jan. 29, 1994                      3,056            11.96
GRANTED                                       717            12.91
CANCELED                                     (221)           12.51
EXERCISED                                    (238)            9.71
BALANCE, JAN. 28, 1995                      3,314           $12.30

         The Company awarded 20,000 and 195,000 shares of Class A common stock, on a restricted basis, to certain key executives of the Company in 1993 and 1992, respectively. Under the terms of the awards, the stock will vest over a period not to exceed five years.

         In 1990, the Company established a performance share plan to award officers and key employees of the Company rights to earn shares of Class A common stock at no cost if certain performance goals are met. In 1994, the Company reserved 17,000 shares for distribution under the plan. At January 28, 1995, 711,000 shares were available for future awards.

         Total charges to earnings for these plans amounted to $1.0 million, $.8 million and $.9 million for the years 1994, 1993 and 1992, respectively.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Hechinger Company

We have audited the accompanying consolidated balance sheets of Hechinger Company and subsidiaries as of January 28, 1995 and January 29, 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hechinger Company and subsidiaries at January 28, 1995 and January 29, 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 28, 1995 in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, in the fiscal year ended January 28, 1995, the Company changed its method of calculating LIFO inventories.


/s/ ERNST & YOUNG LLP
- ---------------------
Washington, D.C.
February 22, 1995

Hechinger Company
PRICE RANGE OF COMMON STOCK

Hechinger Company common stock trades on the Nasdaq Stock Market's National Market under the symbols HECHA and HECHB. The following table sets forth high and low prices on the Company's stock, as reported by Nasdaq for the periods designated. The Company currently has approximately 3,332 Class A and 1,186 Class B stockholders of record.

The Company has declared cash dividends of $.04 per share on the Class A common and $.016 per share on the Class B common in each of the quarters presented.

                       1994                                                   1993
                  -------------                                          -------------
PERIOD            HIGH      LOW                        Period            High      Low
- --------------------------------------------------------------------------------------
1ST QUARTER                                            1st Quarter
  CLASS A      $15 1/4   $10                             Class A       $10 1/2   $8 1/8
  CLASS B       15 1/2    10 1/4                         Class B        10 1/2    8
2ND QUARTER                                            2nd Quarter
  CLASS A       16 1/2    11                             Class A        10 3/8    9
  CLASS B       16 1/4    11 3/8                         Class B        10 3/4    8 3/4
3RD QUARTER                                            3rd Quarter
  CLASS A       15 3/4    11                             Class A        12 1/8    8 1/8
  CLASS B       15 3/4    11                             Class B        12 1/4    8 1/4
4TH QUARTER                                            4th Quarter
  CLASS A       12         9                             Class A        11 3/8    9 1/8
  CLASS B       11 3/4     9                             Class B        11 1/2    9

QUARTERLY RESULTS (UNAUDITED)
(in thousands except per share data)

The following table sets forth summarized unaudited quarterly results for the years ended January 28, 1995 and January 29, 1994:

QUARTER ENDED                         APRIL 30, 1994 JULY 30, 1994   OCT. 29, 1994 JAN. 28, 1995
- ------------------------------------------------------------------------------------------------
NET SALES                                $574,301        $708,874       $633,870      $532,509
COST OF SALES                             448,151         547,923        500,248       412,552
INCOME TAX EXPENSE (BENEFIT)                2,392          11,008          1,683       (20,628)
NET EARNINGS (LOSS)                         4,645          21,368          3,268       (39,193)
NET EARNINGS (LOSS) PER COMMON SHARE         $.11            $.48           $.08         $(.93)

Quarter ended                          May 1, 1993   July 31, 1993   Oct. 30, 1993 Jan. 29, 1994
- ------------------------------------------------------------------------------------------------
Net sales                                $479,144        $609,233       $524,264      $482,327
Cost of sales                             371,289         471,854        412,732       376,827
Income tax expense                          1,450           8,037          1,077            47
Net earnings                                3,228          17,894          2,395         1,243
Net earnings per common share                $.08            $.41           $.06          $.03

Final LIFO valuation and inventory acquisition cost adjustments impacted the fourth quarters of 1994 and 1993. The Targeted Jobs Tax Credits as well as lower than anticipated earnings impacted the effective tax rate for the fourth quarter of 1993. In the fourth quarter of 1994, the Company recorded a charge of $61.9 million primarily related to its decision to close its stores in certain markets. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

DIRECTORS AND OFFICERS

DIRECTORS

JOHN W. HECHINGER
Chairman of the Board

HERBERT J. BRONER
Retired Chairman, President
and Chief Executive Officer,
Mohasco Corporation

JOHN W. HECHINGER, JR.
President and Chief Executive
Officer, Hechinger Company

S. ROSS HECHINGER
Senior Vice President,
Corporate Administration,
Hechinger Company

ANN D. JORDAN
Former Associate Fieldwork
Professor, SSA
University of Chicago,
Consultant

DAVID O. MAXWELL
Retired Chairman and
Chief Executive Officer,
Federal National Mortgage
Association

W. CLARK MCCLELLAND
Executive Vice President and
Chief Financial Officer,
Hechinger Company

ALAN J. ZAKON
Vice Chairman,
Autotote Corporation


CORPORATE OFFICERS

JOHN W. HECHINGER, JR.
President and Chief Executive
Officer

W. CLARK MCCLELLAND
Executive Vice President and
Chief Financial Officer

MARK R. ADAMS
Senior Vice President,
Treasurer and Secretary

S. ROSS HECHINGER
Senior Vice President,
Corporate Administration

ROGER K. WRIGHT
Senior Vice President,
Real Estate and Development

CARY G. ADAMS
Vice President, Real Estate

THOMAS C. BARBUTI
Vice President,
Real Estate Counsel

RICHARD S. GROSS
Vice President,
Corporate Controller


OFFICERS
Hechinger Stores Company

KENNETH J. CORT
President and Chief Executive
Officer

JOANNE M. BARRETT
Senior Vice President,
International Expansion

J. WAYNE COLLEY
Senior Vice President,
Merchandise Presentation

SALLY A. COURTNEY
Senior Vice President, General
Merchandise Manager

C. SCOTT LITTEN
Senior Vice President, Finance

ANN B. MCCLENAHAN
Senior Vice President,
Marketing and Advertising

GARY E. MERCER
Senior Vice President,
Store Operations

CAROL A. STEVENS
Senior Vice President,
Human Resources

JAMES F. IAMPIERI
Vice President,
Merchandise Administration

G. MICHAEL KING
Vice President,
Regional Manager

PETER J. OLLE
Vice President,
Information Technology

RICHARD A. POVLAK
Vice President,
Loss Prevention and
Distribution

GARY G. RHEA
Vice President,
Regional Manager

MAX S. ROBUCK
Vice President, Divisional
Merchandise Manager


OFFICERS
Home Quarters Warehouse, Inc.

FRANK DOCZI
President and Chief Executive
Officer

HAROLD R. HALL
Senior Vice President, Finance

ALAN B. NOEL
Senior Vice President,
Human Resources

J. MICHAEL PASTORE
Senior Vice President, General
Merchandise Manager

MONTY E. REESE
Senior Vice President,
Marketing

WILLIAM VAN NOTE
Senior Vice President,
Operations

MICHAEL P. GOOD
Vice President and Controller

NOEL H. GOULSTON
Vice President,
Strategic Development

FREDRIC W. HIRCHERT
Vice President,
Loss Prevention and Safety

JOHN T. LEWIS
Vice President, Construction

CELIA A. WING
Vice President, Real Estate

RICHARD M. DOW
Regional Vice President,
Operations

J. MICHAEL OWEN
Regional Vice President,
Operations

CORPORATE INFORMATION

GENERAL COUNSEL
Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, New York 10022

INDEPENDENT AUDITORS
Ernst & Young LLP
1225 Connecticut Avenue, N.W.
Washington, D.C. 20036

STOCK TRANSFER AGENT
First Union National Bank
Shareholder Services Group
230 South Tryon Street
Charlotte, North Carolina 28288
Information contact:
Frances Beam
1-800-829-8432

CORPORATE MAILING ADDRESS
Hechinger Company
3500 Pennsy Drive
Landover, Maryland 20785
(301) 341-1000

SUBSIDIARY MAILING ADDRESSES
Hechinger Stores Company
1801 McCormick Drive
Landover, Maryland 20785
(301) 341-1000

Home Quarters Warehouse, Inc.
575 Lynnhaven Parkway
Virginia Beach, Virginia 23450
(804) 498-7100

STOCK LISTING
The Nasdaq Stock Market's National Market

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

[HOME QUARTERS LOGO]



[HECHINGER LOGO]



HECHINGER COMPANY
3500 PENNSY DRIVE
LANDOVER, MARYLAND 20785
(301) 341-1000

                                EDGAR APPENDIX



DESCRIPTION OF PHOTOGRAPH                                       PAGE
- -------------------------                                       ----
Pictured on the front cover of Hechinger Company's              Front Cover  [FIGURE 1]
Fiscal 1994 Annual Report is a family of four. They
are in their living room preparing to paint the room.
Supplies for accomplishing their task are included in
the photograph. Home Quarters Warehouse, Inc.
and Hechinger Stores Company logos are super
imposed on the photograph and appear in the upper
right and lower left, respectively.

Home Quarters Warehouse, Inc. and                               Inside Front Cover
Hechinger Stores Company logos.

Photograph of John W. Hechinger, Jr., President                 3            [FIGURE 2]
and Chief Executive Officer, in front of a Hechinger
store's garden center display.

Picture of the interior of a Home Quarters Warehouse            4-5          [FIGURE 3]
"Chesapeake Class" store.

Picture of the interior of a Hechinger Stores Company           6-7          [FIGURE 4]
Home Project Center store.

Map drawing of Hechinger Company markets denoting               8            [FIGURE 5]
store counts for Home Quarters Warehouse, Inc. and
Hechinger Stores Company planned as of September
1995.

Home Quarters Warehouse, Inc. and                               Outside Back Cover
Hechinger Stores Company logos.