Form 10-K405, Exhibit 13
period 1996-02-03
HECHINGER CO
filed 1996-05-03
CIK 46517

HECHINGER COMPANY

Annual Report
year ended
February 3, 1996


[FIGURE 1]

ONE COMPANY, ONE AIM...

Hechinger Company is a specialty retailer providing products and services for the care, repair, remodeling and maintenance of the home and garden. The company serves the growing home improvement industry through its Hechinger and Home Quarters Warehouse stores operating primarily in the Mid-Atlantic, Southern, Northeastern and Midwestern regions of the United States.

Hechinger Company common stock has been traded publicly since 1972 and trades on The Nasdaq Stock Market under the symbols HECHA and HECHB. Corporate headquarters are located in Landover, Maryland.

Hechinger Company Markets

[PHOTO]
JOHN W. HECHINGER, JR.
Chairman and Chief Executive Officer

[FIGURE 2]

FOCUSED ON THE BASICS OF OUR BUSINESS

DEAR STOCKHOLDERS:

The economic challenges of slow housing turnover and softer consumer spending, along with heightened competition and severe winter weather took a heavy toll on the home center industry in 1995, and Hechinger certainly did not escape this unfriendly environment.

         While we have been very pleased with the progress we have made in merging our Hechinger Stores and Home Quarters Warehouse operations, I must admit that the herculean task of planning for and implementing the merger of our two store groups in the second half of 1995 did much to distract us from our focus on running the business. As a result of all this, our comparable store sales for the year were down 8 percent, with a corresponding drop in total sales to $2.25 billion.

         For the year, we reported a net loss of $77.6 million. This is comprised of three parts: (a) a pre-tax loss from operations of $25.3 million;
(b) a non-cash, pre-tax charge of $30.3 million related to the early adoption of a new financial accounting standard (SFAS 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of"); and
(c) a pre-tax charge of $25.0 million associated with the merger of Hechinger Stores and Home Quarters.

         We're disappointed with our performance in 1995 but we've learned a lot during this difficult period. We are executing a strategy designed to regain positive momentum and drive our business forward. We have slowly but surely seen some signals of the success of those efforts and more recently of a friendlier economic environment. In fact, we have already begun to see the benefits of the merger. A unified and strengthened management team is in place and we are on track to achieve annual cost savings of approximately $20 million.

         Going forward, we have three initiatives that we are focused on:

- -        increased emphasis on customer service that includes targeted merchandising efforts and more associates on the floor helping customers;

- -        a vendor consolidation program; and

- -        aggressive marketing and advertising campaigns.

         We're going back to the basics of our business success. We will continue to be dedicated to serving the needs of our home improvement customers. And our merchandising efforts will reflect this. We've traditionally been strong in home decor -- the fashion side of the business -- and we will place increased emphasis on improving presentation and improving marketing in this area, as well as in the kitchen, bath and lawn and garden areas.

         We're returning to the basics, too, in terms of customer service -- that will be the operations watch-phrase as we move forward. We are putting more associates on the sales floor, assisting and encouraging our customers. At the same time, we will reduce the number of administrative personnel so that our improvements in customer service are achieved without an increase in operating costs.

         Our vendor consolidation program is a direct result of the merger of Hechinger Stores and Home Quarters. By taking advantage of the purchasing power of operating as a single $2 billion company, we are reducing the number of vendors whose products we carry, which will lower our cost of acquiring merchandise. This strengthens our ability to continue offering a wide assortment of high quality merchandise at competitive prices. We have been very encouraged by our vendors' support for this program and believe it will make us a stronger competitive force as the future unfolds.

COMMITTED TO SERVICE

[FIGURE 3]

         Finally, we must improve the consumers' top-of-mind awareness of our stores as THE place to buy products for the care and repair of their homes and gardens. This is particularly true in newer markets. We are refocusing and invigorating our marketing and advertising programs to steer more consumers back to our stores.

         To position ourselves with the financial strength and flexibility to implement our strategies and remain a major player in the home improvement industry, we completed an agreement for a three-year, $200 million senior secured revolving credit facility shortly after the close of fiscal 1995.

         Also, after much consideration and as a result of our recent performance, the Board of Directors decided to suspend future cash dividends. This prudent decision will allow us to reinvest these funds in the business.

         In December 1995, we further strengthened our Board of Directors with the addition of Melvin A. Wilmore and Kenneth J. Cort. Mr. Wilmore is President and Chief Operating Officer of Ross Stores, Inc. and Mr. Cort is President and Chief Operating Officer of Hechinger Company. Together, they bring over 50 years of retail experience in merchandising, marketing and store operations to our Board. Also, David O. Maxwell, who has served on our Board since 1988, has decided to retire from our Board and not stand for re-election this year. We thank David for his dedicated service to Hechinger and wish him well.

         Given the support of our Board, our strong management team, the focused plan described above and our financial flexibility, we have every confidence in Hechinger and the challenges ahead. We are buoyed by the continued and loyal efforts of our dedicated associates and the support of our customers, vendors and stockholders. We will continue to work hard to justify your trust.

Sincerely,

/s/ JOHN W. HECHINGER, JR.

John W. Hechinger, Jr.
Chairman and Chief Executive Officer
April 23, 1996

[FIGURE 4]

                 CONTENTS

          5      Management's Discussion and Analysis of Financial Condition
                 and Results of Operations
          7      Quarterly Results (unaudited)
          8      Consolidated Statements of Operations
          9      Consolidated Balance Sheets
         10      Consolidated Statements of Cash Flows
         11      Consolidated Statements of Stockholders' Equity
         12      Notes to Consolidated Financial Statements

Hechinger Company
FINANCIAL HIGHLIGHTS

Year ended                            FEB. 3, 1996  Jan. 28, 1995   Jan. 29, 1994    Jan. 30, 1993     Feb. 1, 1992
- ---------------------------------------------------------------------------------------------------------------------
                                                              (in thousands except per share data)
STATEMENT OF OPERATIONS DATA
Net sales                               $2,252,780     $2,449,554      $2,094,968       $1,869,349       $1,607,727
Gross profit                               455,932        540,680         462,266          437,009          406,191
Interest expense                            31,341         29,793          23,063           14,121           11,906
Income tax (benefit) expense                (3,000)        (5,545)         10,611          (15,429)          10,133
Net (loss) earnings                        (77,636)        (9,911)         24,760          (26,272)          26,055
Net (loss) earnings
  per common share                          $(1.84)         $(.24)           $.59            $(.63)            $.66
- ---------------------------------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE
  Class A common                              $.16           $.16            $.16             $.16             $.16
  Class B common                               .06            .06             .06              .06              .06
- ---------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Total assets                            $1,150,421     $1,261,229      $1,229,242       $1,075,749         $936,774
Current portion of long-term debt
  and capital lease obligations              3,806          3,453           3,068            1,544            1,408
Long-term debt and capital
  lease obligations                        399,530        403,377         407,873          305,974          207,485
Total stockholders' equity                 399,039        481,273         493,867          473,924          505,185
- ---------------------------------------------------------------------------------------------------------------------

Note: In the fourth quarter of 1995, the Company recorded a charge of $25 million related to its decision to combine its Hechinger Stores and Home Quarters Warehouse operations under one management team and a non-cash charge of $30.3 million related to the early adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." In 1994, the Company recorded a charge of $61.9 million primarily related to its decision to close its stores in certain markets. In 1992, the Company recorded a charge of $83 million to cover estimated costs associated with the repositioning of Hechinger Stores Company. In 1994, the Company changed its method of calculating LIFO inventories. In February 1996, the Company announced its plans to suspend future dividends. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. All years presented were 52 weeks except for the year ended February 3, 1996, which was 53 weeks.

Hechinger Company
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS. The following table sets forth the sales reported by the Company (in billions):

Year ended                            FEB. 3, 1996  Jan. 28, 1995   Jan. 29, 1994
==================================================================================
Net sales                                    $2.25          $2.45           $2.09
Net sales (decrease)
  increase                                     (8%)           17%             12%
Comparable store sales
  (decrease) increase                          (8%)            2%              3%

         The sales decrease for 1995 compared to 1994 was due to 14 Home Quarters Warehouse stores and eight Hechinger stores that were closed as a part of the store closing plan announced in the fourth quarter of 1994 and a decrease in sales from stores in operation for more than one year. Sales were impacted adversely by increased competition, unseasonable weather, weak sales of existing homes and declines in lumber prices during 1995. The sales increase for 1994 compared to 1993 was due primarily to sales from stores in operation for less than one year. Competition is expected to continue to expand in the Company's markets and could have an adverse impact on the Company's sales.

         The following table sets forth the number of stores operated by the Company (excluding the six Triangle Building Center stores which the Company closed in 1993):

                               Hechinger       Home
                                Stores       Quarters
======================================================
As of January 30, 1993            75            43
1993 openings                      3            11
1993 closings                     (6)           (1)
As of January 29, 1994            72            53
1994 openings                      2            10
1994 closings                     (2)           (2)
As of January 28, 1995            72            61
1995 OPENINGS                      1             9
1995 CLOSINGS                     (9)          (16)
AS OF FEBRUARY 3, 1996            64            54

         Other income, which consists primarily of interest income, was $2.9 million, $4.4 million and $7.8 million in 1995, 1994 and 1993, respectively. The decreases in 1995 and 1994 were due primarily to decreases in funds available for investment. The decrease in 1994 was also due to gains on the disposal of property, furniture and equipment in 1993.

         Cost of sales was 79.8% of sales for 1995 compared to 77.9% of sales for both 1994 and 1993. Distribution, buying and occupancy expenses, which are primarily fixed costs, are included in cost of sales. As a percent of sales, over one-half of the increase in 1995 was due primarily to less leverage of distribution, buying and occupancy expenses as a result of lower sales this year compared to last year. The remaining amount of the increase is attributable to the impact of competitive pricing in certain markets, among other factors.

         In 1994, the Company changed its method of calculating LIFO inventories to provide for a better matching of costs and revenues, more closely conform the LIFO methods used to the method used for the majority of its inventories, provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories and reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations are not determinable. The effect of the change on results of operations for 1994 was to reduce the net loss by $6.2 million or $.15 per share. Cost of sales included LIFO charges of $2.6 million, $1.9 million and $5.0 million in 1995, 1994 and 1993, respectively. LIFO, inventory acquisition costs and other inventory adjustments decreased fourth quarter cost of sales by $2.0 million in 1995 and $2.4 million in 1994, compared to an increase of $.2 million in 1993.

         Selling, general and administrative expenses were 20.1%, 19.1% and 19.6% of sales for 1995, 1994 and 1993, respectively. The increase in 1995 was due primarily to less leverage of selling, general and administrative expenses as a result of lower sales this year compared to last year. In addition, approximately $6 million was recorded in the fourth quarter of 1995 for costs related to the merger of Hechinger Stores and Home Quarters Warehouse, including relocation and professional service fees. The decrease in 1994 was due to cost reduction efforts at Hechinger Stores and the growing effect of Home Quarters Warehouse which operated with a lower cost structure. Cost reduction efforts included the implementation of improved information systems applications in the stores, distribution center and administrative offices which allowed the Company to improve productivity and reduce administrative costs. The decrease in 1994 was also due to a decrease in pre-opening expenses. Pre-opening expenses of $7.6 million, $8.9 million and $13.0 million are included in selling, general and administrative expenses for 1995, 1994 and 1993, respectively.

         Interest expense, net of capitalized interest, was $31.3 million, $29.8 million and $23.1 million for 1995, 1994 and 1993, respectively. The increase in 1995 was due primarily to less interest capitalized on construction-in-progress compared to last year. The increase in 1994 was due primarily to the issuance of the Senior Notes in 1993. Capitalized interest amounted to $2.4 million, $3.6 million and $5.4 million for the years 1995, 1994 and 1993, respectively.

         In the fourth quarter of 1995, the Company recorded a charge of $25 million related primarily to the Company's decision to combine its Hechinger Stores and Home Quarters Warehouse operations under one management team. By merging the management, purchasing and administrative functions of its two operating subsidiaries, the Company believes it will be in a better competitive position as it will operate a more efficient organization and have increased purchasing power with its vendors. In addition, the Company estimates that it will reduce its annual general and administrative costs by approximately $20 million primarily from the elimination of duplicate information systems and management and administrative functions. This anticipated cost savings is a forward looking statement and the actual savings, which may differ from the current estimate, will primarily depend on the successful completion of integrating information systems. See the Notes to the Consolidated Financial Statements under the caption "Unusual Charges" for more detail.

         In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets. The specific actions included: closing 14 Home Quarters stores, primarily in North and South Carolina; and closing eight Hechinger stores, including four in Columbus, OH, two in Rochester, NY and one each in Roanoke, VA and Ft. Washington, MD.

         As a group, these 22 stores were older, smaller units and had not been updated to reflect elements of newer or remodeled stores. In addition, competition had intensified in these markets which adversely affected the performance of these stores. Based on the recent performance and limited potential for long term profitability of these stores, management decided to close them.

         The revenue and operating profit/(loss) for these 22 stores for the periods presented were as follows:

(in millions)                     1995       1994          1993
=================================================================
Net sales                          $15       $257          $289
Operating (loss) profit             --        (14)            7

         The main components of this store closing charge were:

         1. estimated write-down of inventories in these stores to its net realizable value, including estimated costs to liquidate the inventories, of approximately $19 million;

         2. estimated write-down to net realizable value of furniture, fixtures, equipment and other assets to be disposed of approximately $19 million;

         3. estimated cash expenditures for carrying costs of the stores vacated, including estimated rents, utilities and other expenses subsequent to the stores being closed, until estimated disposition of approximately $20 million; and

         4. estimated cash expenditures for employee termination costs of approximately $4 million, including severance pay and related benefits. Approximately 1,400 employees were terminated in 1995 as a result of these decisions. Substantially all of these employees were based in the affected stores.

         See the Notes to the Consolidated Financial Statements under the caption "Unusual Charges" for more detail.

         The effective income tax benefit rates for 1995 and 1994 were 3.7% and 35.9%, respectively, of the loss before income taxes, compared to an effective income tax rate for 1993 of 30.0% of earnings before income taxes. The effective tax rate for 1995 differs from the statutory rate as a result of the effect of a valuation allowance established on the Company's net deferred tax asset generated from unusual charges recorded during the fourth quarter of 1995. The effective tax rates for 1994 and 1993 differed from the statutory rate due primarily to tax-free earnings on funds available for investment and various tax credits. At February 3, 1996, the Company had a net deferred tax asset of $36.9 million. Due to uncertainties related to the realization of the asset in future periods, a valuation allowance of $27.8 million has been established. The Company's tax operating loss and general business credit carryforwards (which have been fully reserved) will expire in 2010 and between 2006 and 2010, respectively.

         The net losses were 3.4% of sales for 1995 and 0.4% of sales for 1994, compared to net earnings of 1.2% of sales for 1993.

         Certain accruals and estimates considered necessary for a fair statement of the results of operations are made for interim periods. In some cases, the determination of actual expenses can be made only at the end of each year. Accordingly, adjustments to these accruals and estimates occur in and flow through the fourth quarter. (See discussion of cost of sales and income taxes above.)

IMPAIRMENT OF LONG-LIVED ASSETS. Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued in March 1995. The statement requires companies to review long-lived assets and certain intangible assets in certain circumstances, and if the value of the assets is impaired, to record an impairment loss. In the fourth quarter of 1995, the Company elected the early adoption of this statement and recorded a non-cash charge of $30.3 million described as follows:

         1. the Company has a number of real estate properties which were acquired for future store expansion. As a result of the Company's decision to slow down its expansion plans and not to pursue development of these properties, the Company plans to dispose of these properties. These properties have a carrying value of $24 million and have an estimated sales value, net of related costs to sell, of approximately $9 million. Accordingly, the Company recorded an impairment loss of approximately $15 million; and

         2. the Company has reviewed its property, furniture, fixtures and equipment and evaluated how these assets will continue to be used in its operations. Based on this evaluation, the Company has determined that certain assets with a carrying value of $33 million were impaired and have fair values totaling approximately $18 million. Fair values were based on estimated market values. Accordingly, the Company recorded an impairment loss of approximately $15 million.

STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation" was issued in October 1995 and will be effective for the Company's fiscal year 1996. The statement relates to the measurement of compensation of stock options issued to employees and requires either expense recognition based on the fair value method or the continued application of APB 25, "Accounting for Stock Issued to Employees" and disclosing the pro forma net income as if the recognition and measurement provisions of SFAS 123 had been adopted.

         The Company currently accounts for its stock compensation arrangements under the provisions of APB 25 and intends to continue to do so. The Company plans to comply with the disclosure requirements of SFAS 123 beginning in 1996.

COMMITMENTS. In 1996, the Company plans to relocate two of its stores to new larger facilities. As of February 3, 1996, the Company had commitments for stores under construction of approximately $3 million.

LIQUIDITY AND CAPITAL RESOURCES. Net cash provided from operations was $47.1 million, $3.5 million and $27.4 million in 1995, 1994 and 1993, respectively. The increase between 1995 and 1994 was due primarily to a decrease in inventory levels and an increase in accounts payable and accrued expenses. This was due primarily to the closing of 22 stores as part of the store closing reserve. The decrease in 1994 was due primarily to a decrease in accounts payable and accrued expenses and an increase in inventory levels as a result of new store openings. Cash and cash equivalents and marketable securities were $35.8 million, $95.2 million and $170.7 million at February 3, 1996, January 28, 1995 and January 29, 1994, respectively. Net expenditures for property, furniture and equipment and other assets were $98.6 million, $171.0 million and $162.6 million in 1995, 1994 and 1993, respectively. These expenditures were related primarily to the Company's store expansion and remodeling programs.

         The Company has entered into several financing and other transactions over the past three years in order to generate the funds for its store expansion, remodeling programs and seasonal working capital requirements.

         In October 1993, the Company issued $100 million of Senior Notes, due in 2003, bearing an interest rate of 6.95%. The net proceeds were $98.8 million.

         In August 1994, the Company sold 13 stores for $99.3 million, net of expenses, and concurrently leased the properties back for an initial term of 25 years. The lease is renewable at the Company's option for nine additional terms of five years each and the Company has a right of first refusal to repurchase the properties.

         At the end of fiscal 1995, the Company had available a revolving credit facility for $50 million. The Company did not utilize this facility in the last three years. The Company also had letter of credit facilities with a number of banks, which totaled $61 million. Approximately $40 million of these facilities were unused as of February 3, 1996.

         Subsequent to February 3, 1996, the Company's operating subsidiaries entered into a new, senior secured revolving credit facility, which permits borrowings of up to $200 million, with preauthorization from the lender to utilize the last $25 million. This facility replaces the existing revolving credit facility and all letter of credit facilities. This new facility is secured by merchandise inventories and expires in February 1999. Interest on borrowings under this facility will be at prime plus 1% or LIBOR plus 2.75% at the option of management. Upon entering into this agreement, the Company borrowed $50 million under this facility.

         The Company anticipates that capital expenditures for fiscal 1996 will be approximately $60 million. Management believes that cash and cash equivalents, cash generated from operations and its available credit facility are adequate to meet the Company's working capital needs and planned capital expenditures for fiscal 1996.

IMPACT OF INFLATION AND CHANGING PRICES. The Company does not measure precisely the effect of inflation on its operations; however, it does not believe inflation had a material effect on sales or results of operations.




Hechinger Company
QUARTERLY RESULTS (UNAUDITED)
(in thousands except per share data)

The following table sets forth summarized unaudited quarterly results for the years ended February 3, 1996 and January 28, 1995:

QUARTER ENDED                              APR. 29, 1995       JUL. 29, 1995     OCT. 28, 1995         FEB. 3, 1996
====================================================================================================================
NET SALES                                     $553,174            $648,649           $549,189            $501,768
GROSS PROFIT                                   119,548             138,531            103,949              93,904
INCOME TAX EXPENSE (BENEFIT)                       686               5,368             (3,762)             (5,292)
NET EARNINGS (LOSS)                              1,167               9,139             (6,406)            (81,536)
NET EARNINGS (LOSS) PER COMMON SHARE              $.03                $.22              $(.15)             $(1.93)

Quarter ended                              Apr. 30, 1994       Jul. 30, 1994     Oct. 29, 1994        Jan. 28, 1995
====================================================================================================================
Net sales                                     $574,301            $708,874           $633,870            $532,509
Gross profit                                   126,150             160,951            133,622             119,957
Income tax expense (benefit)                     2,392              11,008              1,683             (20,628)
Net earnings (loss)                              4,645              21,368              3,268             (39,193)
Net earnings (loss) per common share              $.11                $.48               $.08               $(.93)

Final LIFO valuation and inventory acquisition cost adjustments impacted the fourth quarters of 1995 and 1994. In the fourth quarter of 1995, the Company recorded a charge of $25 million related to its decision to combine its Hechinger Stores and Home Quarters Warehouse operations under one management team and a non-cash charge of $30.3 million related to the early adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." In 1994, the Company recorded a charge of $61.9 million primarily related to its decision to close its stores in certain markets. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Hechinger Company
CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended                                         FEB. 3, 1996      Jan. 28, 1995         Jan. 29, 1994
==========================================================================================================
                                                            (in thousands except per share data)
REVENUES
Net sales                                            $2,252,780          $2,449,554            $2,094,968
Other (principally interest)                              2,869               4,405                 7,757
                                                     ----------          ----------            ----------
Total Revenues                                        2,255,649           2,453,959             2,102,725

COSTS AND EXPENSES
Cost of sales                                         1,796,848           1,908,874             1,632,702
Selling, general and administrative expenses            452,796             468,898               411,589
Interest expense                                         31,341              29,793                23,063
Unusual charges                                          25,000              61,850                    --
Impairment of long-lived assets                          30,300                  --                    --
                                                     ----------          ----------            ----------
Total Costs and Expenses                              2,336,285           2,469,415             2,067,354
                                                     ----------          ----------            ----------

(LOSS) EARNINGS BEFORE INCOME TAXES                     (80,636)            (15,456)               35,371

INCOME TAX (BENEFIT) EXPENSE                             (3,000)             (5,545)               10,611
                                                     ----------          ----------            ----------
NET (LOSS) EARNINGS                                  $  (77,636)         $   (9,911)           $   24,760
                                                     ==========          ==========            ==========
NET (LOSS) EARNINGS PER COMMON SHARE                     $(1.84)              $(.24)                 $.59
                                                     ==========          ==========            ==========

See notes to consolidated financial statements.

Hechinger Company
CONSOLIDATED BALANCE SHEETS

                                                                      FEB. 3, 1996         Jan. 28, 1995
==========================================================================================================
                                                                         (in thousands except share data)
ASSETS
Current Assets
Cash and cash equivalents                                               $   35,785            $   26,252
Marketable securities                                                           --                68,911
Merchandise inventories                                                    414,974               453,529
Other current assets                                                        79,533                66,742
                                                                        ----------            ----------
TOTAL CURRENT ASSETS                                                       530,292               615,434

PROPERTY, FURNITURE AND EQUIPMENT, NET                                     497,577               504,132
COST IN EXCESS OF NET ASSETS ACQUIRED, NET                                  53,743                55,421
LEASEHOLD ACQUISITION COSTS, NET                                            49,128                52,541
OTHER ASSETS                                                                19,681                33,701
                                                                        ----------            ----------
TOTAL ASSETS                                                            $1,150,421            $1,261,229
                                                                        ==========            ==========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses                                   $  313,067            $  327,587
Current portion of long-term debt and capital lease obligations              3,806                 3,453
Income taxes payable                                                            --                10,493
                                                                        ----------            ----------
TOTAL CURRENT LIABILITIES                                                  316,873               341,533

LONG-TERM DEBT                                                             383,709               384,969
CAPITAL LEASE OBLIGATIONS                                                   15,821                18,408
DEFERRED RENT                                                               26,779                26,846
OTHER LONG-TERM LIABILITIES                                                  8,200                 8,200

STOCKHOLDERS' EQUITY
Class A common stock, $.10 par value; authorized
  50,000,000 shares; issued 30,892,581 and 30,797,512                        3,089                 3,080
Class B common stock, $.10 par value; authorized
  30,000,000 shares; issued 11,431,929 and 11,518,729                        1,143                 1,152
Additional paid-in capital                                                 238,248               238,182
Retained earnings                                                          157,990               240,919
Unearned compensation                                                         (759)               (1,553)
Less treasury stock at cost,
  39,325 and 17,213 Class A common shares
  and 14,497 Class B common shares                                            (672)                 (507)
                                                                        ----------            ----------
TOTAL STOCKHOLDERS' EQUITY                                                 399,039               481,273
                                                                        ----------            ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $1,150,421            $1,261,229
                                                                        ==========            ==========


See notes to consolidated financial statements.

Hechinger Company
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended                                                        FEB. 3, 1996        Jan. 28, 1995         Jan. 29, 1994
==========================================================================================================================
                                                                                     (in thousands)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) earnings                                                  $ (77,636)           $  (9,911)            $  24,760
Adjustments to reconcile net (loss) earnings to net cash
  provided by operating activities:
  Unusual charges                                                       24,700               55,871               (21,662)
  Depreciation and amortization                                         58,535               53,268                45,689
  Deferred income taxes                                                 10,249              (24,085)                8,309
  Deferred rent                                                           (559)              (1,122)                  844
Changes in operating assets and liabilities:
  Merchandise inventories                                               38,170              (53,817)              (85,722)
  Other current assets                                                   2,363              (17,006)              (12,722)
  Accounts payable and accrued expenses                                  7,875              (10,678)               68,108
  Income taxes payable                                                 (16,570)              10,957                  (221)
                                                                     ---------           ----------             ---------
NET CASH FLOWS PROVIDED FROM OPERATIONS                                 47,127                3,477                27,383
                                                                     ---------           ----------             ---------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Expenditures for property, furniture, equipment
  and other assets, net of disposals                                   (98,608)            (171,028)             (162,586)
Marketable securities:
  Purchases                                                           (192,101)            (206,870)             (175,837)
  Proceeds from sales                                                  261,012              288,948               227,117
                                                                     ---------           ----------             ---------
NET CASH FLOWS USED IN INVESTING ACTIVITIES                            (29,697)             (88,950)             (111,306)
                                                                     ---------           ----------             ---------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from sale and leaseback transactions                           --               99,295                    --
Net proceeds from long-term borrowings                                      --                   --                98,799
Dividends paid to stockholders                                          (5,664)              (5,635)               (5,441)
Stock options exercised                                                    132                2,312                    --
OTHER                                                                   (2,365)              (3,922)               (2,101)
                                                                     ---------           ----------             ---------
NET CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES                      (7,897)              92,050                91,257
                                                                     ---------           ----------             ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                    9,533                6,577                 7,334
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                          26,252               19,675                12,341
                                                                     ---------           ----------             ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $  35,785            $  26,252             $  19,675
                                                                     =========           ==========             =========
SUPPLEMENTAL INFORMATION
  Cash payments for income taxes                                     $   3,428            $   8,814             $   6,094
  Cash payments for interest, net of amount capitalized              $  30,949            $  29,005             $  26,591

See notes to consolidated financial statements.

Hechinger Company
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      Class A  Class B    Additional
                                                      Common   Common      Paid-in    Retained    Unearned    Treasury
                                                       Stock    Stock      Capital    Earnings  Compensation   Stock       Total
====================================================================================================================================
                                                                          (in thousands except per share data)
Balance, Jan. 30, 1993                                 $2,877   $1,348     $238,356    $237,517    $(4,367)    $(1,807)    $473,924

Restricted stock awards                                     2       --          178          --       (172)         --            8
Restricted stock awards earned, net of forfeitures        (15)      --       (1,811)         --      2,338          --          512
Exercise of stock options including income
  tax benefit                                              --       --         (180)         --         --         361          181
Conversions from Class B to Class A
  common stock                                             17      (17)          --          --         --          --           --
Purchase of treasury stock                                 --       --           --          --         --         (77)         (77)
Cash dividends on common stock:
  Class A - $.16 per share                                 --       --           --      (4,587)        --          --       (4,587)
  Class B - $.06 per share                                 --       --           --        (854)        --          --         (854)
Net earnings                                               --       --           --      24,760         --          --       24,760
                                                      -------  -------    ---------   ---------   --------    --------    ---------
Balance, Jan. 29, 1994                                  2,881    1,331      236,543     256,836     (2,201)     (1,523)     493,867

Restricted stock awards earned                             --       --           --          --        648          --          648
Performance stock awards earned and issued                  5       --          577          --         --          --          582
Exercise of stock options including income
  tax benefit                                              15       --        1,037          --         --       1,260        2,312
Conversions from Class B to Class A
  common stock                                            179     (179)          --          --         --          --           --
Conversion of 5 1/2% Convertible
  Subordinated Debentures into shares
  of Class A common stock                                  --       --           25          --         --          --           25
Purchase of treasury stock                                 --       --           --          --         --        (244)        (244)
Adjustment to fair value of marketable securities          --       --           --        (371)        --          --         (371)
Cash dividends on common stock:
  Class A - $.16 per share                                 --       --           --      (4,883)        --          --       (4,883)
  Class B - $.06 per share                                 --       --           --        (752)        --          --         (752)
Net loss                                                   --       --           --      (9,911)        --          --       (9,911)
                                                      -------  -------    ---------   ---------   --------    --------    ---------
Balance, Jan. 28, 1995                                  3,080    1,152      238,182     240,919     (1,553)       (507)     481,273

RESTRICTED STOCK AWARDS EARNED                             --       --           --          --        794          --          794
EXERCISE OF STOCK OPTIONS INCLUDING
  INCOME TAX BENEFIT                                       --       --           66          --         --          66          132
CONVERSIONS FROM CLASS B TO CLASS A
  COMMON STOCK                                              9       (9)          --          --         --          --           --
PURCHASE OF TREASURY STOCK                                 --       --           --          --         --        (231)        (231)
ADJUSTMENT TO FAIR VALUE OF
  MARKETABLE SECURITIES                                    --       --           --         371         --          --          371
CASH DIVIDENDS ON COMMON STOCK:
  CLASS A - $.16 PER SHARE                                 --       --           --      (4,931)        --          --       (4,931)
  CLASS B - $.06 PER SHARE                                 --       --           --        (733)        --          --         (733)
NET LOSS                                                   --       --           --     (77,636)        --          --      (77,636)
                                                      -------  -------    ---------   ---------   --------    --------    ---------
BALANCE, FEB. 3, 1996                                  $3,089   $1,143     $238,248    $157,990     $ (759)     $ (672)    $399,039
                                                      =======  =======    =========   =========   ========    ========    =========


See notes to consolidated financial statements.

Hechinger Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended February 3, 1996, January 28, 1995 and January 29, 1994.

BASIS OF PRESENTATION. The Company operates a chain of specialty retail home center stores under the Hechinger Stores ("Hechinger") and Home Quarters Warehouse ("Home Quarters") names principally in the Mid-Atlantic, Southern, Northeastern and Midwestern regions of the United States. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR. The Company's fiscal year ends on the Saturday closest to January
31. The fiscal year ended February 3, 1996 ("1995") was 53 weeks compared to the fiscal years ended January 28, 1995 ("1994") and January 29, 1994 ("1993") which were 52 weeks each.

MERCHANDISE INVENTORIES. Inventories are stated at the lower of cost, last-in, first-out method ("LIFO"), or market. If inventories were valued under the FIFO method, which approximates replacement cost, inventories would have been $21.5 million and $18.9 million higher than reported at February 3, 1996 and January 28, 1995, respectively. Distribution, buying and occupancy expenses are included in cost of sales.

CHANGES IN ACCOUNTING PRINCIPLES. As further described under the caption, "Impairment of Long-Lived Assets," in 1995 the Company elected early adoption of the provisions of Statement of Financial Accounting Standards No. 121. In 1994, the Company changed its method of calculating LIFO inventories to provide for a better matching of costs and revenues, more closely conform the LIFO methods used to the method used for the majority of its inventories, provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories and reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The change in method consisted of adopting consolidated cost-based inflation indices applied to inventories grouped into two pools on a consolidated basis. Prior to 1994, the Company calculated its LIFO inventories using a combination of retail and cost-based indices applied to inventories grouped into six pools. The underlying methods of computing FIFO inventory values have not changed, only the method of adjusting inventories for the impact of inflation. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations are not determinable. The effect of the change on results of operations for 1994 was to reduce the net loss by $6.2 million or $.15 per share.

PROPERTY, FURNITURE AND EQUIPMENT. Depreciation is computed using the straight-line method over the estimated useful lives of various classes of assets. Capital leases for stores are being amortized on a straight-line basis over the terms of the respective leases. Property, furniture and equipment are stated at cost plus capitalized interest. Capitalized interest amounted to $2.4 million, $3.6 million and $5.4 million for the years 1995, 1994 and 1993, respectively.

CASH EQUIVALENTS. The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

DEFERRED RENT. Deferred rent represents the difference between amounts paid and amounts expensed for operating leases.

PRE-OPENING EXPENSES. Costs related to new store openings are expensed as incurred and are included in selling, general and administrative expenses. Pre-opening expenses amounted to $7.6 million, $8.9 million and $13.0 million for the years 1995, 1994 and 1993, respectively.

ADVERTISING EXPENSES. The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $39.7 million, $40.2 million and $37.9 million for the years 1995, 1994 and 1993, respectively.

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

         The number of shares used to compute earnings per common share were
42.2 million, 42.0 million and 41.9 million for the years 1995, 1994 and 1993, respectively.

AMORTIZATION. Cost in excess of net assets acquired relates principally to the purchase of Home Quarters. This cost is being amortized using the straight-line method over a period of 40 years. Accumulated amortization related to cost in excess of net assets acquired was $13.4 million and $11.8 million as of February 3, 1996 and January 28, 1995, respectively.

         Leasehold acquisition costs relate to the purchase of lease rights to certain stores. The costs for these leases are being amortized using the straight-line method over the lives of the various leases, ranging up to 30 years. Accumulated amortization related to leasehold acquisition costs was $14.0 million and $13.1 million as of February 3, 1996 and January 28, 1995, respectively.

UNUSUAL CHARGES. Repositioning, exit and related costs have been recognized in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.

         In the fourth quarter of 1995, the Company recorded a charge of $25 million related primarily to the Company's decision to combine its Hechinger Stores and Home Quarters Warehouse operations under one management team. The main components of this charge are:

         1. estimated cash expenditures for employee termination costs of approximately $13.6 million, including severance pay and related benefits. Approximately 300 employees will have their employment terminated by the end of 1996 as a result of this decision. Substantially all of these employees are based in the Company's administrative offices;

         2. estimated cash expenditures of approximately $7.7 million for costs primarily related to terminating the Company's defined benefit pension plan as of December 31, 1995 to conform the retirement plans of its two operating subsidiaries and costs related to eliminating various computer systems; and

         3. estimated write-down to net realizable value of equipment and other assets to be disposed of approximately $3.7 million.

         The following table reflects the activity recorded for the charge in 1995:

                                         Original             Utilized in 1995           Amount
(in millions)                            Estimate            Cash          Non-cash    Remaining
==================================================================================================
Employee termination costs                 $13.6              $2.6            --          $11.0
Pension termination and other                7.7                .6            --            7.1
Disposal of furniture, fixtures
  and equipment and
  other assets                               3.7                --          $1.7            2.0
                                           -----              ----         -----          -----
                                           $25.0              $3.2          $1.7          $20.1
                                           =====              ====         ======         =====

         The remaining accrual of $20.1 million has been recorded as a current liability as of February 3, 1996. Management anticipates that the merger will be substantially completed by the end of fiscal 1996. The merger charge is based on certain estimates and as a result, the actual amount could vary from these estimates.

         In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets. The specific actions included: closing 14 Home Quarters stores, primarily in North and South Carolina; and closing eight Hechinger stores, including four in Columbus, OH, two in Rochester, NY and one each in Roanoke, VA and Ft. Washington, MD. The main components of this charge were:

         1. estimated write-down of inventories in these stores to its net realizable value, including estimated costs to liquidate the inventories, of approximately $19 million;

         2. estimated write-down to net realizable value of furniture, fixtures, equipment and other assets to be disposed of approximately $19 million;

         3. estimated cash expenditures for carrying costs of the stores vacated, including estimated rents, utilities and other expenses subsequent to the stores being closed, until estimated disposition of approximately $20 million; and

         4. estimated cash expenditures for employee termination costs of approximately $4 million, including severance pay and related benefits. Approximately 1,400 employees were terminated in 1995 as a result of these decisions. Substantially all of these employees were based in the affected stores.

The following table reflects the activity recorded for the 1994 charge in 1995:

                                                                             Change
                               Original         Utilized in 1995           in Estimate         Amount
(in millions)                  Estimate         Cash     Non-cash           Inc (Dec)        Remaining
=======================================================================================================
Disposal of inventories        $18.9           $13.2       $  .4             $(5.3)                --
Disposal of furniture,
  fixtures and
  equipment                     19.0              --        14.7              (4.3)                --
Carrying costs                  20.0             8.7          --              10.8              $22.1
Employee termination
  costs                          4.0             2.8          --              (1.2)               --
                               -----           -----       -----             -----              -----
                               $61.9           $24.7       $15.1             $  --              $22.1
                               =====           =====       =====             =====              =====

         As of February 3, 1996, all 22 stores have been closed and the disposal of inventories, furniture, fixtures and equipment and the employee termination costs have been completed. The Company was able to liquidate its inventories during a shorter period of time with less discounts and realize more from the disposal of its furniture, fixtures and equipment than had been originally anticipated. Disposition of the closed stores is accomplished by subleasing or assigning the property to a new occupant or reverting possession back to the landlord. It is currently expected that the Company will dispose of the remaining stores by January 1999, which is longer than originally anticipated. Accordingly, the Company has increased its estimate of carrying costs of these properties. Of the $22.1 million remaining, $13.9 million has been recorded as a current liability. The Company believes that the balance remaining in the reserve is appropriate to cover future liabilities related to the carrying costs of the closed stores.

IMPAIRMENT OF LONG-LIVED ASSETS. Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued in March 1995. The statement requires companies to review long-lived assets and certain intangible assets in certain circumstances, and if the value of the assets is impaired, to record an impairment loss. In the fourth quarter of 1995, the Company elected the early adoption of this statement and recorded a non-cash charge of $30.3 million described as follows:

         1. the Company has a number of real estate properties which were acquired for future store expansion. As a result of the Company's decision to slow down its expansion plans and not to pursue development of these properties, the Company plans to dispose of these properties. These properties have a carrying value of $24 million and have an estimated sales value, net of related costs to sell, of approximately $9 million. Accordingly, the Company recorded an impairment loss of approximately $15 million; and

         2. the Company has reviewed its property, furniture, fixtures and equipment and evaluated how these assets will continue to be used in its operations. Based on this evaluation, the Company has determined that certain assets with a carrying value of $33 million were impaired and have fair values totaling approximately $18 million. Fair values were based on estimated market values. Accordingly, the Company recorded an impairment loss of approximately $15 million.

         Estimates are inherent in the process of projecting future cash flows for potential impairment of assets and it is possible that changes in estimates will occur.

PROPERTY, FURNITURE AND EQUIPMENT. The Company's investments in property, furniture and equipment consist of the following:

(in thousands)                           FEB. 3, 1996       Jan. 28, 1995
==========================================================================
Land                                        $  99,982           $  82,159
Buildings                                     191,338             152,860
Leasehold improvements                        115,937             128,360
Furniture, fixtures and equipment             232,776             245,290
Capital leases                                 24,875              32,432
Construction-in-progress                       11,719              54,583
                                            ---------           ---------
                                              676,627             695,684
Less accumulated depreciation and
  amortization                               (179,050)           (191,552)
                                            ---------           ---------
                                            $ 497,577           $ 504,132
                                            =========           =========


         Accumulated amortization on capital leases was $14.2 million and $15.4 million as of February 3, 1996 and January 28, 1995, respectively.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES. Accounts payable and accrued expenses consist of the following:

(in thousands)                            FEB. 3, 1996       Jan. 28, 1995
===========================================================================
Accounts payable                              $176,643            $165,303
Accrued expenses and other                     118,021             123,149
Accrued compensation and benefits               18,403              39,135
                                              --------            --------
                                              $313,067            $327,587
                                              ========            ========


         Accrued expenses and other at February 3, 1996 includes $20.1 million and $13.9 million for the current portions of the merger and store closing reserve, respectively. Accrued expenses and other at January 28, 1995 includes $53.7 million for the current portion of the store closing reserve.

LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS. Long-term debt consists of the following:

(in thousands)                            FEB. 3, 1996       Jan. 28, 1995
===========================================================================
6.95% Senior Notes, due 2003                  $100,000            $100,000
9.45% Senior Debentures, due 2012              100,000             100,000
5 1/2% Convertible Subordinated Debentures     123,050             123,050
Mortgage loans                                  43,637              44,054
Other long-term debt                            18,252              18,986
                                              --------            --------
                                               384,939             386,090
Less current portion                            (1,230)             (1,121)
                                              --------            --------
                                              $383,709            $384,969
                                              ========            ========


         In October 1993, the Company issued $100 million of Senior Notes, due in 2003, bearing an interest rate of 6.95%. The net proceeds were $98.8 million. The agreement contains covenants that, in certain circumstances, restrict the pledging of the Company's assets and entering into sale and leaseback transactions.

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

         The mortgage loans bear interest rates, on average, of approximately 10% and are due in varying monthly and semi-annual installments of principal and interest through 2016. These mortgages are collateralized by properties with a total net book value of $41.4 million.

Aggregate principal maturities of all long-term debt are as follows:

Fiscal year                                    (in thousands)
==============================================================
1996                                              $  1,230
1997                                                 1,341
1998                                                 8,059
1999                                                 9,784
2000                                                 8,572
Remainder                                          355,953
                                                  --------
                                                  $384,939
                                                  ========


         At the end of fiscal 1995, the Company had available a revolving credit facility for $50 million. The Company did not utilize this credit facility in the last three years. The Company also had letter of credit facilities with a number of banks, which totaled $61 million. Approximately $40 million of these facilities were unused as of February 3, 1996.

         Subsequent to February 3, 1996, the Company's operating subsidiaries entered into a new senior secured revolving credit facility, which permits borrowings of up to $200 million, with preauthorization from the lender to utilize the last $25 million. This facility replaces the existing revolving credit facility and all letter of credit facilities. This new facility is secured by merchandise inventories and expires in February 1999. Interest on borrowings under this facility will be at prime plus 1% or LIBOR plus 2.75% at the option of management. Upon entering into this agreement, the Company borrowed $50 million under this facility.

FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximated its fair value.

Marketable securities: In accordance with SFAS 115, the carrying amounts reported in the balance sheet for marketable securities are stated at fair values based on quoted and third party estimates of market prices.

Long-term debt: The fair values of the Company's long-term debt that is traded publicly are based on quoted and third party estimates of market prices. The fair values of the privately held debt are estimated using a discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         The carrying amounts and fair values of the Company's financial instruments are as follows:

                                              FEB. 3, 1996                       Jan. 28, 1995
                                       CARRYING          MARKET          Carrying            Market
(in thousands)                          VALUES           VALUES           Values             Values
====================================================================================================
Cash and cash equivalents              $ 35,785         $ 35,785         $ 26,252           $ 26,252
Marketable securities
  at fair value                              --               --           68,911             68,911
Long-term debt:
  Publicly traded debt                  323,050          197,141          323,050            253,563
  Privately held debt                    60,659           42,863           61,919             55,939
                                       --------         --------         --------           --------
Total long-term debt                   $383,709         $240,004         $384,969           $309,502
                                       ========         ========         ========           ========


INCOME TAXES. The income tax (benefit)/provisions are summarized as follows:

(in thousands)
Year ended                         FEB. 3, 1996    Jan. 28, 1995    Jan. 29, 1994
==================================================================================
Current                                $(13,249)        $ 18,540         $ 2,302
Deferred                                 10,249          (24,085)          8,309
                                       --------         --------         -------
                                       $ (3,000)        $ (5,545)        $10,611
                                       ========         ========         =======


         Significant components of the Company's deferred tax liabilities and assets are as follows:

(in thousands)                                      FEB. 3, 1996    Jan. 28, 1995
===================================================================================
Deferred tax liabilities:
  Depreciation and amortization                          $ 4,103          $ 9,020
  Inventories                                             12,078           12,442
  Other                                                    2,575            3,061
                                                         -------          -------
    Total deferred tax liabilities                        18,756           24,523
                                                         -------          -------
Deferred tax assets:
  Accrued expenses for unusual charges                    23,363           23,269
  Alternative minimum tax and other tax
    credit carryforwards                                  15,419           10,620
  Accrued compensation and benefits                        5,515            6,536
  Net operating loss carryforward                          7,086               --
  Other                                                    4,310            3,424
                                                         -------          -------
    Total deferred tax assets                             55,693           43,849
  Valuation allowance                                     27,860               --
                                                         -------          -------
    Net deferred tax assets                               27,833           43,849
                                                         -------          -------
Net deferred tax assets                                  $ 9,077          $19,326
                                                         =======          =======


         Reconciliations of the Federal statutory rate to the Company's effective tax rate are summarized as follows:

Year ended                         FEB. 3, 1996    Jan. 28, 1995    Jan. 29, 1994
===================================================================================
Statutory rate                            (35.0)%          (35.0)%          35.0%
Effect of asset reserve                    34.6               --              --
Federal tax credits                          --             (5.3)           (3.0)
Federal tax-exempt
  investment income                        (1.0)            (4.7)           (6.0)
Amortization of goodwill                     .7              4.9             1.6
Other                                      (3.0)             4.2             2.4
                                           ----            -----            ----
                                           (3.7)%          (35.9)%          30.0%
                                           ====            =====            ====


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

         In August 1994, the Company sold 13 stores for $99.3 million, net of expenses, and concurrently leased the properties back for an initial term of 25 years. The lease is renewable at the Company's option for nine additional terms of five years each. The Company has recorded the transaction as an operating lease.

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

         At February 3, 1996, the minimum fixed rental commitments related to all noncancelable leases together with the present value of the net minimum lease payments for capital leases were as follows:

Operating Leases
(in thousands)
Fiscal year                                 Total           Affiliated      Nonaffiliated
===========================================================================================
1996                                     $   77,009          $ 1,492          $   75,517
1997                                         78,093            1,360              76,733
1998                                         79,329            1,360              77,969
1999                                         79,320            1,360              77,960
2000                                         80,307            1,674              78,633
Remainder                                   989,182            7,087             982,095
                                         ----------          -------          ----------
Total minimum lease payments              1,383,240           14,333           1,368,907
Minimum sublease rentals
  due to the Company                        177,628               --             177,628
                                         ----------          -------          ----------
Total minimum lease payments, net        $1,205,612          $14,333          $1,191,279
                                         ==========          =======          ==========


Capital Leases
(in thousands)
Fiscal year                                   Total       Affiliated      Nonaffiliated
=========================================================================================
1996                                       $  4,669          $ 1,091           $  3,578
1997                                          4,030            1,091              2,939
1998                                          3,328            1,091              2,237
1999                                          2,856            1,091              1,765
2000                                          2,670            1,048              1,622
Remainder                                    14,927            3,756             11,171
                                           --------          -------           --------
Total minimum lease payments                 32,480            9,168             23,312
Less imputed interest                       (14,083)          (3,125)           (10,958)
                                           --------          -------           --------
Present value of net minimum
  lease payments (including
  current portion of $2,576)               $ 18,397          $ 6,043           $ 12,354
                                           ========          =======           ========


         Capital lease obligations bear imputed interest at rates ranging from 7.0% to 17.3%. Amortization of assets recorded under capital lease obligations is included in depreciation and amortization expense.

         Net rent expense charged to operations was as follows:

(in thousands)
Year ended                         FEB. 3, 1996    Jan. 28, 1995    Jan. 29, 1994
===================================================================================
Minimum operating lease rentals        $ 66,174         $ 62,794         $51,822
Excess rentals:
  Capital leases                          1,238            1,352           1,480
  Operating leases                          676              591           1,566
                                       --------         --------         -------
                                         68,088           64,737          54,868
Less sublease income                    (16,623)         (13,192)         (8,051)
                                       --------         --------         -------
Net rent expense                       $ 51,465         $ 51,545         $46,817
                                       --------         --------         -------
Net rent expense paid to affiliates    $  3,811         $  3,840         $ 4,554
                                       ========         ========         =======


         The net rent expense charged to operations does not include approximately $5.7 million charged to the store closing reserve for 1995, and $.6 million and $3.5 million charged to the strategic reserve for 1994 and 1993, respectively.

         At February 3, 1996, the outstanding commitments on contracts relating to the construction of new stores amounted to approximately $3 million.

CONTINGENCIES. The Company and its subsidiaries are parties to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position.

STOCKHOLDERS' EQUITY. The Company has two classes of common stock, designated as Class A and Class B. The Company also has authorized 20 million shares of $1.00 par value preferred stock, none of which has been issued.

         Class A and Class B shares are identical in all respects except that
(1) Class A stockholders receive preference as to cash dividends; and
(2) Class A stockholders have one vote per share, whereas Class B stockholders have ten votes per share. Class B shares are convertible to Class A shares on a share-for-share basis at any time at no cost to the stockholder.

         In February 1996, the Company announced its plans to suspend future dividends on its Class A and Class B common shares.

         Class A and Class B common and treasury shares outstanding and related changes for the three years ended February 3, 1996 were as follows:

                                                         Issued                         Treasury
                                                 Class A        Class B         Class A           Class B
============================================================================================================
Balance, Jan. 30, 1993                         28,773,916     13,480,790        (106,350)         (14,496)
Restricted stock awards
  earned, net of forfeitures                     (130,260)            --              --               --
Exercise of stock options                              --             --          32,519               --
Conversions from
  Class B to Class A                              168,434       (168,434)             --               --
Purchase of treasury                                   --             --         (18,938)              (1)
                                               ----------     ----------        --------          -------
Balance, Jan. 29, 1994                         28,812,090     13,312,356         (92,769)         (14,497)
Performance stock
  awards earned                                    45,157             --              --               --
Exercise of stock options                         145,741             --          92,670               --
Conversions from
  Class B to Class A                            1,793,627     (1,793,627)             --               --
Conversions of
  5 1/2% Convertible
  Subordinated Debentures                             897             --              --               --
Purchase of treasury                                   --             --         (17,114)              --
                                               ----------     ----------        --------          -------
BALANCE, JAN. 28, 1995                         30,797,512     11,518,729         (17,213)         (14,497)
EXERCISE OF STOCK OPTIONS                           8,269             --           5,279               --
CONVERSIONS FROM
  CLASS B TO CLASS A                               86,800        (86,800)             --               --
PURCHASE OF TREASURY                                   --             --         (27,391)             --
                                               ----------     ----------        --------          -------
BALANCE, FEB. 3, 1996                          30,892,581     11,431,929         (39,325)         (14,497)
                                               ==========     ==========        ========          =======


EMPLOYEE BENEFIT PLANS AND RETIREMENT AGREEMENTS. In 1995, the Company amended The Hechinger Thrift and Savings Plan to incorporate 401(k) features, to include all qualified employees and changed the plan name to The 401(k) Plan. Additionally, the Company terminated its defined benefit pension plan as of December 31, 1995. The estimated costs related to pension curtailment and benefit settlement of $2.7 million have been accrued as a component of the merger reserve. (See discussion of Unusual Charges above.) The actual distribution of the plan assets is expected to occur in 1996.

         The Company maintains a profit sharing plan for all qualified employees. The profit sharing plan allows for discretionary annual contributions as determined by the Board of Directors. The 401(k) plan allows for employee contributions of up to 16% of the employee's salary and a matching contribution of 50% from the Company on employee pretax contributions of up to 6%.

         The Company also has a nonqualified supplemental retirement plan which covers certain key employees and pays benefits, which supplement any benefits paid under the above plans. The projected benefit obligation under this plan was $3.9 million and $3.1 million at February 3, 1996 and January 28, 1995, respectively. The prepaid pension contribution recognized in the financial statements was $1.6 million at February 3, 1996, excluding the costs related to pension curtailment and benefit settlement, which have been accrued as a component of the merger reserve. The prepaid pension contribution recognized in the financial statements at January 28, 1995 was $.3 million.

         Net defined benefit pension costs, including the nonqualified supplemental retirement plan, consisted of the following:

(in thousands)
Year ended                         FEB. 3, 1996    Jan. 28, 1995    Jan. 29, 1994
==================================================================================
Service cost for the period             $ 1,940          $ 2,050         $ 2,176
Interest cost on projected
  benefit obligation                      1,588            1,357           1,086
Actual return on plan assets             (7,182)             220          (1,481)
Net amortization and deferral             5,045           (2,102)           (186)
                                        -------          -------         -------
Total pension expense                   $ 1,391          $ 1,525         $ 1,595
                                        =======          =======         =======


         The following table sets forth the status of the pension plan. The status of the pension plan as of February 3, 1996, reflects the expected basis on which the distribution of the plan assets will be made. It is expected that a contribution of approximately $.8 million will be required to fully fund the liability.

(in thousands)                                      FEB. 3, 1996   Jan. 28, 1995
================================================================================
Actuarial present value of:
  Vested benefit obligation                             $ 27,013        $ 15,446
                                                        ========        ========
  Accumulated benefit obligation                        $ 27,013        $ 16,136
                                                        ========        ========
Projected benefit obligation                            $ 27,013        $ 17,228
Plan assets at fair value                                (26,252)        (20,124)
                                                        --------        --------
Plan assets under (over) benefit obligation                  761          (2,896)
Unrecognized prior service credit                          2,903           3,265
Unrecognized net loss                                     (3,379)         (1,565)
Unrecognized net asset existing
  at the beginning of the year                               801             956
                                                        --------        --------
Accrued pension liability (prepaid pension asset)
  recognized in the financial statements                $  1,086        $   (240)
                                                        ========        ========


         Assumptions used in calculating the status of the pension plan were as follows:

Year ended                                          FEB. 3, 1996    Jan. 28, 1995     Jan. 29, 1994
======================================================================================================
Discount rate                                               6.3%             8.0%               8.0%
Rate of increase in compensation
  levels                                                     NA              4.8%               4.8%
Expected long-term rate of
  return on assets                                          9.0%             9.0%               9.0%

         Total expenses related to all of the above plans amounted to $3.8 million, $6.3 million and $5.2 million, for the years 1995, 1994 and 1993, respectively.

STOCK COMPENSATION PLANS. In 1991, stockholders approved the Hechinger Company 1991 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorizes the issuance of Class A common stock as incentive and nonqualified stock options and as restricted stock to eligible employees of the Company. Such grants can be made at any time through June 2001. In 1995, stockholders approved an amendment to the Incentive Plan authorizing an increase in the number of shares of the Company's stock authorized for issuance upon exercise of options. At February 3, 1996, 3.8 million shares were available for future grants.

         Incentive stock options granted must be at the fair market value on the date of the grant. Nonqualified stock options may be granted at a price not less than 40% of the fair market value at the date of the grant. Generally, options granted under the plan are exercisable beginning two years after the date of the grant and over the succeeding eight years, after which time they expire. In each of the last three fiscal years ended February 3, 1996, nonqualified options were granted. At February 3, 1996, options to purchase 2.1 million shares were exercisable under the Incentive Plan and its predecessor, The 1982 Stock Option Plan.

         A summary of shares issuable under stock options outstanding is as follows:

                                                          Shares      Weighted Average
                                                      (in thousands)   Price Per Share
========================================================================================
Balance, Jan. 30, 1993                                     2,618           $13.23
Granted                                                      980             9.02
Canceled                                                    (510)           13.08
Exercised                                                    (32)            8.62
                                                           -----
Balance, Jan. 29, 1994                                     3,056            11.96
Granted                                                      717            12.91
Canceled                                                    (221)           12.51
Exercised                                                   (238)            9.71
                                                           -----
Balance, Jan. 28, 1995                                     3,314            12.30
GRANTED                                                    1,948             7.00
CANCELED                                                    (635)           12.75
EXERCISED                                                     (9)            8.86
                                                           -----
BALANCE, FEB. 3, 1996                                      4,618           $10.01
                                                           =====


         In 1995, the Company awarded rights to earn 260,000 shares of Class A common stock to certain key executives of the Company if certain performance goals are met. Under the terms of the award, once the rights are earned, the stock will vest over a two-year period. In 1993, the Company awarded 20,000 shares of Class A common stock, on a restricted basis, to a certain key executive of the Company. Under the terms of the award, the stock will vest over a four-year period.

         In 1990, the Company established a performance share plan to award officers and key employees of the Company rights to earn shares of Class A common stock at no cost if certain performance goals are met. In 1995, no shares were reserved for distribution under the plan. At February 3, 1996, 711,000 shares were available for future awards.

         Total charges to earnings for these plans amounted to $.8 million, $1.0 million and $.8 million for the years 1995, 1994 and 1993, respectively.

         Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation" was issued in October 1995 and will be effective for the Company's fiscal year 1996. The statement relates to the measurement of compensation of stock options issued to employees and requires either expense recognition based on the fair value method or the continued application of APB 25, "Accounting for Stock Issued to Employees" and disclosing the pro forma net income as if the recognition and measurement provisions of SFAS 123 had been adopted.

         The Company currently accounts for its stock compensation arrangements under the provisions of APB 25 and intends to continue to do so. The Company plans to comply with the disclosure requirements of SFAS 123 beginning in 1996.




REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Hechinger Company

         We have audited the accompanying consolidated balance sheets of Hechinger Company and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hechinger Company and subsidiaries at February 3, 1996 and January 28, 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

         As discussed in the notes to the consolidated financial statements in the fiscal year ended February 3, 1996, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and in the fiscal year ended January 28, 1995, the Company changed its method of calculating LIFO inventories.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP
Washington, D.C.
March 1, 1996

Hechinger Company
DIRECTORS AND OFFICERS

DIRECTORS

JOHN W. HECHINGER, JR.
Chairman of the Board and
Chief Executive Officer
Hechinger Company

HERBERT J. BRONER
Retired Chairman, President and
Chief Executive Officer
Mohasco Corporation

KENNETH J. CORT
President and
Chief Operating Officer
Hechinger Company

JOHN W. HECHINGER
Chairman of the Executive
Committee of the
Board of Directors
Hechinger Company

S. ROSS HECHINGER
Senior Vice President,
Corporate Administration
Hechinger Company

ANN D. JORDAN
Former Associate Fieldwork
Professor, SSA
University of Chicago, Consultant

DAVID O. MAXWELL
Retired Chairman and
Chief Executive Officer
Federal National Mortgage Association

W. CLARK MCCLELLAND
Executive Vice President and Chief Financial Officer
Hechinger Company

MELVIN A. WILMORE
President and
Chief Operating Officer
Ross Stores, Inc.

ALAN J. ZAKON
Vice Chairman
Autotote Corporation

OFFICERS

JOHN W. HECHINGER, JR.
Chairman of the Board and Chief Executive Officer

KENNETH J. CORT
President and Chief
Operating Officer

W. CLARK MCCLELLAND
Executive Vice President and Chief Financial Officer

MARK R. ADAMS
Senior Vice President,
Treasurer and Secretary

JOANNE M. BARRETT
Senior Vice President, International Markets

J. WAYNE COLLEY
Senior Vice President, Merchandise Presentation

SALLY A. COURTNEY
Senior Vice President,
General Merchandise Manager

NOEL H. GOULSTON
Senior Vice President,
Strategic Planning

HAROLD R. HALL
Senior Vice President, Finance

S. ROSS HECHINGER
Senior Vice President,
Corporate Administration

GARY E. MERCER
Senior Vice President,
Store Operations

CAROL A. STEVENS
Senior Vice President,
Human Resources

ROGER K. WRIGHT
Senior Vice President,
Real Estate and Development

MILTON E. ANDREWS
Vice President, Store Operations

SUZANNE G. BEAR
Vice President, Marketing
and Advertising

BETSY A. BLACKMON
Vice President, Divisional
Merchandise Manager

ARTHUR R. BURKE
Vice President, Divisional
Merchandise Manager

RICHARD M. DOW
Vice President, Regional Manager

MICHAEL P. GOOD
Vice President, Finance

RICHARD S. GROSS
Vice President, Controller

RICHARD A. HAYS
Vice President, Divisional
Merchandise Manager

JAMES F. IAMPIERI
Vice President,
Merchandise Administration

G. MICHAEL KING
Vice President, Regional Manager

WARREN L. MARTIN
Vice President, Divisional
Merchandise Manager

J. MICHAEL OWEN
Vice President, Regional Manager

RICHARD A. POVLAK
Vice President, Loss Prevention
and Distribution

GARY G. RHEA
Vice President, Regional Manager

MAX S. ROBUCK
Vice President, Divisional
Merchandise Manager

CELIA A. WING
Vice President, Real Estate

CORPORATE INFORMATION

GENERAL COUNSEL
Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, NY 10022

INDEPENDENT AUDITORS
Ernst & Young LLP
1225 Connecticut Avenue, N.W.
Washington, D.C. 20036

STOCK TRANSFER AGENT
First Union National Bank
Shareholder Services Group
230 South Tryon Street
Charlotte, NC 28288
Information contact:
Frances Beam
1-800-829-8432

CORPORATE MAILING ADDRESS
Hechinger Company
3500 Pennsy Drive
Landover, MD 20785
(301) 341-1000

STOCK LISTING
The Nasdaq Stock Market's National Market

TRADING SYMBOLS
HECHA and HECHB

FORM 10-K
Copies of the Company's Annual Report on Form 10-K Report as filed with the Securities and Exchange Commission will be sent to stockholders upon request in writing to:

Hechinger Company
Investor Relations
3500 Pennsy Drive
Landover, MD 20785

PRICE RANGE OF COMMON STOCK

Hechinger Company common stock trades on the Nasdaq Stock Market's National Market under the symbols HECHA and HECHB. The following table sets forth high and low prices on the Company's stock, as reported by Nasdaq for the periods designated. The Company currently has approximately 3,255 Class A and 1,086 Class B stockholders of record.

         The Company has declared cash dividends of $.04 per share on the Class A common and $.016 per share on the Class B common in each of the quarters presented. In February 1996, the Company announced its plans to suspend future dividends.

                         1995                   1994
                -------------------     -------------------
Period             HIGH        LOW        High       Low
===========================================================
1ST QUARTER
  CLASS A        $13 1/2     $9 5/8     $15 1/4     $10
  CLASS B         13 1/2      9 3/4      15 1/2      10 1/4
2ND QUARTER
  CLASS A          9 7/8      6 1/4      16 1/2      11
  CLASS B         10          6 1/4      16 1/4      11 3/8
3RD QUARTER
  CLASS A          7 1/8      3 3/8      15 3/4      11
  CLASS B          7 1/4      3 7/8      15 3/4      11
4TH QUARTER
  CLASS A          6 1/8      4          12           9
  CLASS B          6 1/8      4 1/8      11 3/4       9

ASSOCIATE PHOTOGRAPHS

COVER

Barbara McCallister, Department Supervisor
Hechinger store in Glen Burnie, MD

Fred Bozard, Kitchen Design Specialist
Home Quarters Warehouse store in Virginia Beach, VA

PAGE 2

John Nelson, Group Sales Manager
Hechinger store in Rockville, MD

PAGE 3

Louise Johnson, Front End Supervisor
Home Quarters Warehouse store in Montgomery, AL


[RECYCLED LOGO]
Printed entirely on recycled paper.
At Hechinger, we believe saving and
protecting the environment is everyone's business.

Design: Financial Communications, Inc., Bethesda, MD

HECHINGER COMPANY
3500 PENNSY DRIVE
LANDOVER, MARYLAND 20785
(301) 341-1000

ANNUAL REPORT YEAR ENDED FEBRUARY 3, 1996

                                EDGAR APPENDIX


ANNUAL REPORT YEAR ENDED FERUARY 3, 1996
HECHINGER COMPANY

DESCRIPTION OF PHOTOGRAPH                                            PAGE
- -------------------------                                            ----
Pictured on the front cover of Hechinger Company's                   Front Cover
Fiscal 1995 Annual Report is one Hechinger and
one Home Quarters Warehouse (HQ) associate.
Each associate is wearing his/her store apron,
on which appears the Hechinger and HQ logos.
They are holding a piece of lumber that has
ONE COMPANY, ONE AIM...printed across the
wooden board.

A photograph of John W. Hechinger, Jr., Chairman and                 Inside Front Cover
Chief Executive Officer appears in the upper right corner.
A map of Hechinger Company Markets is also pictured
at the bottom half of the page. The map includes the
number of stores in each city/state and the total number of
stores in the company's markets.

Photograph of a Hechinger store associate,                           2
wearing the store's apron, on which appears the
Hechinger store logo, and holding a rake.

Photograph of a Home Quarters Warehouse store                        3
associate, wearing the store's apron, on which appears
the HQ logo, and holding three rolls of wall paper.