Form 10-K405, Exhibit 13
period 1997-02-01
HECHINGER CO
filed 1997-04-28
CIK 46517

EXHIBIT 13





                        HECHINGER COMPANY ANNUAL REPORT
                        -------------------------------
                            Year ended February 1, 1997

[MAP]

Hechinger Company Markets

   Hechinger Stores                           64
   Home Quarters Warehouse Stores             52
   Better Spaces                               1
   ----------------------------------------------
   TOTAL STORES                              117


Store logos for Hechinger Stores and Home Quarters Warehouse appear above a map of Hechinger Company's markets. The map includes the number of stores in each city/state and the total number of stores in the Company's markets.

--------------------------------------------------------------------------------


HECHINGER COMPANY IS A SPECIALTY RETAILER PROVIDING PRODUCTS AND SERVICES FOR THE CARE, REPAIR, REMODELING AND MAINTENANCE OF THE HOME AND GARDEN. THE COMPANY OPERATES UNDER THE STORE NAMES: HECHINGER, HOME QUARTERS WAREHOUSE AND BETTER SPACES.

HECHINGER COMPANY COMMON STOCK HAS BEEN TRADED PUBLICLY SINCE 1972 AND TRADES ON THE NASDAQ STOCK MARKET UNDER THE SYMBOLS HECHA AND HECHB. CORPORATE HEADQUARTERS ARE LOCATED IN LARGO, MARYLAND.

To Our Stockholders, Associates and Friends:


Last year I told you that in 1996 we would complete some major elements in our plans to regain positive momentum and drive our business forward.

    I said that we were returning to a clearer focus on the basics of our business. That focus would include a renewed emphasis on customer service, a vendor consolidation program intended to lower costs and improve merchandise presentations, and aggressive marketing and advertising campaigns -- all designed to bring more customers to our stores. While all of these efforts unfolded in 1996 and resulted in some major accomplishments for Hechinger, increased competition and disruptions from some of our iniatitives caused us to produce less than satisfactory results. For the immediate future, while we see no let up in competitive pressure, we see ourselves continuing to improve the way we do business. But I'm jumping ahead --more about this in a moment. Let's get back to the events of 1996.

    We completed the consolidation of our Hechinger Stores and Home Quarters Warehouse operations in 1996. This merger created significant opportunities for us to reorganize and create a more efficient operation. First, we implemented a vendor consolidation program that has lowered our cost of acquiring merchandise, improved our merchandise assortments and presentations, and enabled us to provide better service in our stores. In 1996, we completed over 150 merchandise assortment resets, including major remodeling of our Kitchen, Bath and Flooring departments. The disruption in our stores caused by these resets hampered our ability to maintain our high level of customer service and adversely impacted sales. At the same time, we began to see the benefits of our vendor consolidation program as our gross margins were up sharply in the second half of 1996 over the previous year. This trend should continue into 1997. The support we have received from our vendors has exceeded our expectations. We recognize the important role our vendors play in our success and are very pleased to have them as partners.

[PHOTO]
John W. Hechinger, Jr.
Chairman and Chief Executive Officer

WE COMPLETED THE CONSOLIDATION OF OUR HECHINGER AND HOME QUARTERS
WAREHOUSE OPERATIONS IN 1996.

----------------------------------------------------------------
AS I LOOK TO 1997, OUR EMPHASIS IS ON IMPROVING OUR PERFORMANCE.

--------------------------------------------------------------------------------


    Second, and as expected, we reduced our general and administrative expenses by $16 million in 1996. This will grow to annual savings in excess of $20 million in 1997, some of which we will reinvest in customer service initiatives.

    Third, we completed all of the changes necessary to get our Company operating on uniform store and merchandising information systems. This was a tremendous undertaking, affecting practically everyone in the Company. While completing the merger was a difficult task, I know we are a more efficient and effective company because of it.

    In the midst of all of the reorganizing, resetting merchandise and retraining we undertook in 1996, we saw over 30 new competing home center warehouse stores open in our markets, the most openings we have ever seen in any one year. Clearly, this has had and will continue to have an impact on our results. For us, this means that over 85 percent of our markets now have competition from "big box" home centers. We anticipate a comparable number of competitive openings in 1997, bringing us close to 100 percent of our markets having significant home center warehouse competition.

    As a result of all of our changes and increased competition, we reported a pre-tax loss from operations for 1996 of $25.1 million, compared with last year's pre-tax loss from operations, before special charges, of $25.3 million. Still, our financial position remains on firm ground. In 1996, earnings before interest, taxes, depreciation and amortization was $72 million, up 12 percent from last year's $64.5 million, before special charges. We also have a flexible $200 million secured revolving credit facility, approximately $200 million of unencumbered real estate, low maturities on our long-term debt and had $37 million in cash at year end.

    As I look to 1997, our emphasis is on improving our performance. The distractions from consolidating our Hechinger and Home Quarters operations are behind us. Our focus is on differentiating customers' shopping experiences in our stores from that of the competition. The backbone of this effort is our "CUSTOMERS FIRST" program. This program promises that customers will not stand in a check-out line for more than five minutes, and that we will be in stock on every item we carry. Our program also places new emphasis and awareness on our "no hassle return" policy. We are offering discount certificates to customers when we don't live up to these heightened levels of customer service. Also, customers who make significant annual purchases can now earn rebate certificates. We believe these types of customer service initiatives will differentiate us to customers and help drive sales.

    In keeping with our focus to differentiate ourselves in the marketplace, we reopened our Albany, New York store on February 27, 1997, under a new name -- Better Spaces. This is "The World's First Home Design Superstore," offering the best of six major home specialty businesses with superior customer service levels -- all under one roof. The six

--------------------------------------------------------------------------------


areas include: kitchen and bath; lighting; home decor; outdoor living; storage and organization; and tools and supplies.

    Better Spaces is designed to be the store of choice for anyone interested in refurbishing, enhancing, organizing, modernizing and maintaining their home, both inside and outside. It's designed to provide a strong, differentiated shopping experience for customers seeking creative new ideas for their homes or needing to solve household problems. And, we also see it becoming the store preferred by professional customers such as plumbing, electrical and painting contractors to help them meet their clients' needs.

    The potential of this pilot store is exciting. While time will tell which elements of the store will be successful and which will need modification, we see Better Spaces as one idea for improving our business.

    Also, we are testing another idea--an expanded Commercial Business program in our Tidewater, Virginia market. The commercial business market is large and fragmented. We will be offering terrific service and value to commercial customers without significant additional capital investment on our part. If successful, we anticipate expanding this program to other markets.

    In July 1996, Robert S. Parker, Ph.D. joined our Board of Directors and is a valuable addition to our team. Dr. Parker has been dean of the Georgetown School of Business since 1986 and was previously a partner at McKinsey & Company. Also, Herbert J. Broner, a member of our Board since 1988, retired from our Board this past February. For the past nine years he has served with distinction and I wish to take this opportunity to thank him for his leadership and his guidance.

    With all the effort focused on the merger of our Hechinger and Home Quarters operations -- on top of the competitive openings we saw -- 1996 was a difficult year. As we see it, the way to improve our results is to do our best to give every customer plenty of reasons to shop our stores. Our Company has made many changes and added programs designed to differentiate us in the marketplace. By combining our determined, loyal associates and supportive vendors with our financial flexibility, we believe we have the resources needed to compete effectively in our markets.


Sincerely,

/S/ JOHN W. HECHINGER, JR.

John W. Hechinger, Jr.
Chairman and Chief Executive Officer
April 21, 1997


-------------------------------------------------------------------------------
AS WE SEE IT, THE WAY TO IMPROVE OUR RESULTS IS TO DO OUR BEST TO GIVE EVERY CUSTOMER PLENTY OF REASONS TO SHOP OUR STORES.

                                                               TABLE OF CONTENTS

--------------------------------------------------------------------------------
  5                  Management's Discussion and Analysis of Financial Condition
                                                       and Results of Operations

  7                                                Quarterly Results (unaudited)

  8                                        Consolidated Statements of Operations

  9                                                  Consolidated Balance Sheets

  10                                       Consolidated Statements of Cash Flows

  11                             Consolidated Statements of Stockholders' Equity

  12                                  Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------






Hechinger Company

FINANCIAL HIGHLIGHTS

Year ended                                     FEB. 1, 1997     Feb. 3, 1996    Jan. 28, 1995    Jan. 29, 1994   Jan. 30, 1993
----------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share data)
STATEMENT OF OPERATIONS DATA
Net sales                                        $2,199,067       $2,252,780       $2,449,554       $2,094,968      $1,869,349
Gross profit                                        455,208          455,932          540,680          462,266         437,009
Interest expense                                     40,194           31,341           29,793           23,063          14,121
Income tax (benefit) expense                             --           (3,000)          (5,545)          10,611         (15,429)
Net (loss) earnings                                 (25,076)         (77,636)          (9,911)          24,760         (26,272)
Net (loss) earnings
  per common share                                    $(.59)          $(1.84)           $(.24)            $.59           $(.63)
----------------------------------------------------------------------------------------------------------------------------------

DIVIDENDS PER SHARE
  Class A common                                       $.00             $.16             $.16             $.16            $.16
  Class B common                                       $.00             $.06             $.06             $.06            $.06
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Total assets                                     $1,105,103       $1,150,421       $1,261,229       $1,229,242      $1,075,749
Current portion of long-term debt
  and capital lease obligations                       3,657            3,806            3,453            3,068           1,544
Long-term debt and capital
  lease obligations                                 394,478          399,530          403,377          407,873         305,974
Total stockholders' equity                          374,256          399,039          481,273          493,867         473,924
----------------------------------------------------------------------------------------------------------------------------------

Note: In 1996, the Company suspended dividend payments. In 1995, the Company recorded a charge of $25 million related to its decision to combine its Hechinger and Home Quarters operations under one management team and a non-cash charge of $30.3 million related to the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." In 1994, the Company recorded a charge of $61.9 million primarily related to its decision to close its stores in certain markets. In 1992, the Company recorded a charge of $83 million to cover estimated costs associated with the repositioning of its Hechinger stores. In 1994, the Company changed its method of calculating LIFO inventories. See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. All years presented were 52 weeks except for the year ended February 3, 1996, which was 53 weeks.

Hechinger Company

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OPERATIONS. The following table sets forth the sales reported by the Company (in billions):

Year ended                        FEB. 1, 1997   Feb. 3, 1996   Jan. 28, 1995
-------------------------------------------------------------------------------
Net sales                             $2.20          $2.25          $2.45
Net sales (decrease) increase           (2%)           (8%)           17%
Comparable store sales
 (decrease) increase                    (3%)           (8%)            2%

     The sales decrease for 1996 compared with 1995 was due primarily to increased competition during 1996 and fewer stores open during 1996 compared with 1995. Additionally, the year ended February 1, 1997 was a 52-week year compared with the previous year which was a 53-week year. The sales decrease for 1995 compared with 1994 was due to 22 stores closed as a part of the store closing plan announced in 1994 as well as increased competition, unseasonable weather and weak sales of existing homes. Competition is expected to continue to expand into the Company's markets and could have an adverse impact on the Company's sales.

     The following table sets forth the number of stores operated by the
Company:

Year ended                        FEB. 1, 1997   Feb. 3, 1996   Jan. 28, 1995
------------------------------------------------------------------------------
At beginning of year                    118           133            125
  Openings                                2            10             12
  Closings                               (3)          (25)            (4)
                                        ---           ---            ---
At end of the year                      117           118            133
                                        ===           ===            ===

     Other income, which consists primarily of interest income, was $2.8 million, $2.9 million and $4.4 million in 1996, 1995 and 1994, respectively. The decreases in 1996 and 1995 were due primarily to decreases in funds available for investment.

     Cost of sales was 79.3% of sales for 1996 compared with 79.8% and 77.9% of sales for 1995 and 1994, respectively. Distribution, buying and occupancy expenses, which are primarily fixed costs, are included in cost of sales. As a percent of sales, the decrease in 1996 was due primarily to improvement in the merchandise margin resulting from the Company's vendor consolidation program and an improvement of 16 basis points resulting from a LIFO credit in 1996 of $1.0 million versus a LIFO charge in 1995 of $2.6 million, offset by the impact of competitive pricing in certain markets. In 1995, as a percent of sales, over one-half of the increase in 1995 was due primarily to less leverage of distribution, buying and occupancy expenses as a result of lower sales in 1995 compared with 1994. The remaining amount of the increase in 1995 is attributable to the impact of competitive pricing in certain markets, among other factors.

     In 1994, the Company changed its method of calculating LIFO inventories to provide for a better matching of costs and revenues, more closely conform the LIFO methods used to the method used for the majority of its inventories, provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories and reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations was not determinable. The effect of the change on results of operations for 1994 was to reduce the net loss by $6.2 million or $.15 per share. Cost of sales included a LIFO credit of $1.0 million in 1996 compared with LIFO charges of $2.6 million and $1.9 million in 1995 and 1994, respectively. LIFO, inventory acquisition costs and other inventory adjustments decreased fourth quarter cost of sales by $1.7 million, $2.0 million and $2.4 million in 1996, 1995 and 1994, respectively.

     Selling, general and administrative expenses were 20.1% of sales for both 1996 and 1995, compared with 19.1% of sales for 1994. Pre-opening expenses of $1.9 million, $7.6 million and $8.9 million are included in selling, general and administrative expenses for 1996, 1995 and 1994, respectively.

     Excluding pre-opening expenses, as a percent of sales, the increase in selling, general and administrative expenses in 1996 was due primarily to higher store payroll and other expenses to support the Company's customer service programs. This was partially offset by general and administrative expense savings from the combination of Hechinger and Home Quarters operations under one management team. The increase in 1995 was due primarily to less leverage of selling, general and administrative expenses as a result of lower sales in 1995 compared with 1994. In addition, approximately $6 million was recorded in 1995 for costs related to the combination of Hechinger and Home Quarters operations, including relocation and professional service fees.

     Interest expense, net of capitalized interest, was $40.2 million, $31.3 million and $29.8 million for 1996, 1995 and 1994, respectively. The increase in 1996 was due primarily to the utilization of the Company's revolving credit facility. The increase in 1995 was due primarily to less interest capitalized on construction-in-progress compared with last year. Capitalized interest amounted to $.3 million, $2.4 million and $3.6 million for the years 1996, 1995 and 1994, respectively.

     In 1995, the Company recorded a charge of $25 million related primarily to the Company's decision to combine its Hechinger and Home Quarters operations under one management team. By merging the management, purchasing and administrative functions of its two operating subsidiaries, the Company believes it is in a better competitive position as it operates a more efficient organization and has increased purchasing power with its vendors. In 1996, the Company reduced its general and administrative costs by approximately $16 million primarily from the elimination of duplicate information systems and management and administrative functions. See the Notes to the Consolidated Financial Statements under the caption "Unusual Charges" for more detail.

     In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets. The specific actions included: closing 14 Home Quarters stores, primarily in North and South Carolina; and closing eight Hechinger stores, including four in Columbus, OH, two in Rochester, NY and one each in Roanoke, VA and Ft. Washington, MD.

     As a group, these 22 stores were older, smaller units and had not been updated to reflect elements of newer or remodeled stores. In addition, competition had intensified in these markets which adversely affected the performance of these stores. Based on the recent performance and limited potential for long term profitability of these stores, management decided to close them. The last store was closed in 1995.

     For 1995 and 1994, these 22 stores generated revenue of $15 million and $257 million, respectively, while generating operating losses of $0 and $14 million, respectively.

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

     The effective income tax benefit rates were 0%, 3.7% and 35.9% of the losses before income taxes for 1996, 1995 and 1994, respectively. The effective tax rate for 1996 differs from the statutory rate as a result of an increase in a valuation reserve on the net deferred tax asset resulting from the current year's loss. The effective tax rate for 1995 differed from the statutory rate as a result of the effect of a valuation allowance established on the Company's net deferred tax asset generated from unusual charges recorded in 1995. The effective tax rate for 1994 differed from the statutory rate due primarily to tax-free earnings on funds available for investment and various tax credits. At February 1, 1997, the Company had a net deferred tax asset of $42.8 million. Due to uncertainties of the amount of the deferred tax asset to be realized in future periods, a valuation allowance of $27.9 million established in 1995 has been increased to $39.2 million in 1996. The Company's fully reserved tax operating loss carryforward of $52.3 million and fully reserved general business credit carryforward of $7.6 million will begin to expire in 2008 and 2011, respectively.

     The net losses were 1.1%, 3.4% and .4% of sales for 1996, 1995 and 1994, respectively.

     Certain accruals and estimates considered necessary for a fair statement of the results of operations are made for interim periods. In some cases, the determination of actual expenses can be made only at the end of each year. Accordingly, adjustments to these accruals and estimates occur in and flow through the fourth quarter. See discussion of cost of sales and income taxes above.

IMPAIRMENT OF LONG-LIVED ASSETS. Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued in 1995. The statement requires companies to review long-lived assets and certain intangible assets in certain circumstances, and if the value of the assets is impaired, to record an impairment loss. In 1995, the Company adopted this statement and recorded a non-cash charge of $30.3 million described as follows:

     1. the Company has a number of real estate properties which were acquired for future store expansion. As a result of the Company's decision to slow down its expansion plans and not to pursue development of these properties, the Company plans to dispose of these properties. These properties had a carrying value of $24 million and had an estimated sales value, net of related costs to sell, of approximately $9 million. Accordingly, the Company recorded an impairment loss of approximately $15 million; and

     2. the Company reviewed its property, furniture, fixtures and equipment and evaluated how these assets will continue to be used in its operations. Based on this evaluation, the Company determined that certain assets with a carrying value of $33 million were impaired and had fair values totaling approximately $18 million. Fair values were based on estimated market values. Accordingly, the Company recorded an impairment loss of approximately $15 million.

STOCK-BASED COMPENSATION. Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation" was issued in 1995. The statement relates to the measurement of compensation of stock options issued to employees and requires either expense recognition based on the fair value method or the continued application of APB 25, "Accounting for Stock Issued to Employees" and disclose pro forma net income as if the recognition and measurement provisions of SFAS 123 had been adopted.

     The Company currently accounts for its stock compensation arrangements under the provisions of APB 25 and intends to continue to do so. See the Notes to the Consolidated Financial Statements under the caption "Stock Compensation Plans" for more detail.

LIQUIDITY AND CAPITAL RESOURCES. Net cash used in operations was $59.1 million in 1996 compared with net cash flows from operations of $47.1 million and $3.5 million in 1995 and 1994, respectively. The decrease between 1996 and 1995 was due primarily to a decrease in accounts payable and accrued expenses. This decrease was offset by an increase in borrowings under the Company's revolving credit facility of $84.8 million. The increase between 1995 and 1994 was due primarily to a decrease in inventory levels due primarily to the closing of 22 stores. Cash and cash equivalents and marketable securities were $36.7 million, $35.8 million and $95.2 million at February 1, 1997, February 3, 1996 and January 28, 1995, respectively. Expenditures for property, furniture and equipment and other assets were $41.0 million, $107.2 million and $175.6 million in 1996, 1995 and 1994, respectively. These expenditures are related primarily to the Company's store expansion, relocation and remodeling programs.

     The Company has entered into several financing and other transactions over the past three years in order to generate funds for its seasonal working capital requirements, store expansion and remodeling programs.

     In February 1996, the Company's operating subsidiaries entered into a senior secured revolving credit facility which permits borrowings of up to $200 million, with preauthorization from the lender to utilize the last $25 million. This facility replaced a $50 million revolving credit facility and all letter of credit facilities. This facility is secured by merchandise inventories and expires in February 1999. Borrowings under this facility bear interest at prime plus 1% or LIBOR plus 2.75% at the option of management. As of February 1, 1997, the Company had outstanding loans of $84.8 million and had issued and outstanding letters of credit of $46.7 million under this facility.

     In August 1994, the Company sold 13 stores for $99.3 million, net of expenses, and concurrently leased the properties back for an initial term of 25 years. The lease is renewable at the Company's option for nine additional terms of five years each and the Company has a right of first refusal to repurchase the properties.

     The Company anticipates that capital expenditures for fiscal 1997 will be approximately $30 million. Management believes that cash and cash equivalents, cash generated from operations and its available credit facility are adequate to meet the Company's working capital needs and planned capital expenditures for fiscal 1997.

IMPACT OF INFLATION AND CHANGING PRICES. The Company does not measure precisely the effect of inflation on its operations; however, it does not believe inflation has had a material effect on sales or results of operations.

FORWARD-LOOKING STATEMENTS. Forward-looking statements in this annual report, letter to stockholders and Form 10-K are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. There are various factors that could cause results to differ materially from those anticipated by some statements made in this annual report, letter to stockholders and Form 10-K. Investors are cautioned that all forward looking statements involve risks and uncertainty. Factors that could cause actual results to differ materially include, but are not limited to the following: the strength and extent of new and existing competition; the Company's ability to maintain competitive pricing in its markets; the Company's ability to maintain adequate levels of vendor support; the ability of the Company's customer service programs, Better Spaces store and commercial business programs to increase sales; the Company's ability to attract, train and retain experienced, quality employees; the Company's ability to dispose of excess real estate; general economic conditions; housing turnover; interest rates; weather;
and other factors described from time to time in the Company's Securities and Exchange Commission filings.





Hechinger Company

QUARTERLY RESULTS (UNAUDITED)
(in thousands except per share data)


The following table sets forth summarized unaudited quarterly results for the years ended February 1, 1997 and February 3, 1996:

QUARTER ENDED                                                 MAY 4, 1996       AUG. 3, 1996      NOV. 2, 1996      FEB. 1, 1997
--------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                        $561,317           $665,902          $533,276          $438,572
GROSS PROFIT                                                      115,845            139,564           109,006            90,794
INCOME TAX EXPENSE                                                     --                 --                --                --
NET EARNINGS (LOSS)                                                (5,990)            12,215            (9,965)          (21,337)
NET EARNINGS (LOSS) PER COMMON SHARE                                $(.14)              $.28             $(.24)            $(.51)

Quarter ended                                              April 29, 1995      July 29, 1995     Oct. 28, 1995      Feb. 3, 1996
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                        $553,174           $648,649          $549,189          $501,768
Gross profit                                                      119,548            138,531           103,949            93,904
Income tax expense (benefit)                                          686              5,368            (3,762)           (5,292)
Net earnings (loss)                                                 1,167              9,139            (6,406)          (81,536)
Net earnings (loss) per common share                                 $.03               $.22             $(.15)           $(1.93)

Final LIFO valuation and inventory acquisition cost adjustments impacted the fourth quarters of 1996 and 1995. In the fourth quarter of 1995, the Company recorded a charge of $25 million related to its decision to combine its Hechinger and Home Quarters operations under one management team and a non-cash charge of $30.3 million related to the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." All quarters presented were 13 weeks except for the quarter ended February 3, 1996, which was 14 weeks.

Hechinger Company

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended                                                FEB. 1, 1997      Feb. 3, 1996     Jan. 28, 1995
----------------------------------------------------------------------------------------------------------
(in thousands except per share data)
REVENUES
Net sales                                                   $2,199,067        $2,252,780        $2,449,554
Other (principally interest)                                     2,757             2,869             4,405
                                                            ----------        ----------        ----------
Total Revenues                                               2,201,824         2,255,649         2,453,959

COSTS AND EXPENSES
Cost of sales                                                1,743,859         1,796,848         1,908,874
Selling, general and administrative expenses                   442,847           452,796           468,898
Interest expense                                                40,194            31,341            29,793
Unusual charges                                                     --            25,000            61,850
Impairment of long-lived assets                                     --            30,300                --
                                                            ----------        ----------        ----------
Total Costs and Expenses                                     2,226,900         2,336,285         2,469,415
                                                            ----------        ----------        ----------
LOSS BEFORE INCOME TAXES                                       (25,076)          (80,636)          (15,456)
INCOME TAX BENEFIT                                                  --            (3,000)           (5,545)
                                                            ----------        ----------        ----------
NET LOSS                                                    $  (25,076)       $  (77,636)       $   (9,911)
                                                            ==========        ==========        ==========
NET LOSS PER COMMON SHARE                                        $(.59)           $(1.84)            $(.24)
                                                            ==========        ==========        ==========

All years presented were 52 weeks except for the year ended February 3, 1996, which was 53 weeks. See notes to consolidated financial statements.

Hechinger Company

CONSOLIDATED BALANCE SHEETS

                                                                                   FEB. 1, 1997      Feb. 3, 1996
-----------------------------------------------------------------------------------------------------------------
(in thousands except share data)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                            $   36,727        $   35,785
Merchandise inventories                                                                 414,980           414,974
Other current assets                                                                     66,637            79,533
                                                                                     ----------        ----------
TOTAL CURRENT ASSETS                                                                    518,344           530,292
PROPERTY, FURNITURE AND EQUIPMENT, net                                                  461,752           497,577
COST IN EXCESS OF NET ASSETS ACQUIRED, net                                               52,066            53,743
LEASEHOLD ACQUISITION COSTS, net                                                         46,876            49,128
OTHER ASSETS                                                                             26,065            19,681
                                                                                     ----------        ----------
TOTAL ASSETS                                                                         $1,105,103        $1,150,421
                                                                                     ==========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Revolving credit facility                                                            $   84,814        $       --
Accounts payable and accrued expenses                                                   220,296           313,067
Current portion of long-term debt and capital lease obligations                           3,657             3,806
                                                                                     ----------        ----------
TOTAL CURRENT LIABILITIES                                                               308,767           316,873
LONG-TERM DEBT                                                                          380,868           383,709
CAPITAL LEASE OBLIGATIONS                                                                13,610            15,821
DEFERRED RENT                                                                            27,602            26,779
OTHER LONG-TERM LIABILITIES                                                                  --             8,200
STOCKHOLDERS' EQUITY
Class A common stock, $.10 par value; authorized
  50,000,000 shares; issued 32,608,139 and 30,892,581                                     3,261             3,089
Class B common stock, $.10 par value; authorized
  30,000,000 shares; issued 9,716,371 and 11,431,929                                        971             1,143
Additional paid-in capital                                                              238,248           238,248
Retained earnings                                                                       132,914           157,990
Unearned compensation                                                                      (253)             (759)
Less treasury stock at cost,
  97,265 and 39,325 Class A common shares
  and 14,497 Class B common shares                                                         (885)             (672)
                                                                                     ----------        ----------
TOTAL STOCKHOLDERS' EQUITY                                                              374,256           399,039
                                                                                     ----------        ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $1,105,103        $1,150,421
                                                                                     ==========        ==========

See notes to consolidated financial statements.

Hechinger Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended                                                                      FEB. 1, 1997      Feb. 3, 1996     Jan. 28, 1995
--------------------------------------------------------------------------------------------------------------------------------
(in thousands)
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES
Net loss                                                                           $ (25,076)        $ (77,636)        $  (9,911)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Unusual charges                                                                    (28,507)           24,700            55,871
  Depreciation and amortization                                                       56,898            58,535            53,268
  Deferred income taxes                                                                5,444            10,249           (24,085)
  Deferred rent                                                                          823              (559)           (1,122)
Changes in operating assets and liabilities:
  Merchandise inventories                                                               (943)           38,170           (53,817)
  Other current assets                                                                (5,314)            2,363           (17,006)
  Accounts payable and accrued expenses                                              (71,526)            7,875           (10,678)
  Income taxes payable                                                                 9,132           (16,570)           10,957
                                                                                   ---------         ---------         ---------
NET CASH (USED IN)/FLOWS FROM OPERATIONS                                             (59,069)           47,127             3,477
                                                                                   ---------         ---------         ---------

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES
Property, furniture, equipment and other assets:
  Additions                                                                          (41,002)         (107,185)         (175,577)
  Disposals                                                                           21,107             8,577             4,549
Marketable securities:
  Purchases                                                                               --          (192,101)         (206,870)
  Proceeds from sales                                                                     --           261,012           288,948
                                                                                   ---------         ---------         ---------
NET CASH FLOWS USED IN INVESTING ACTIVITIES                                          (19,895)          (29,697)          (88,950)
                                                                                   ---------         ---------         ---------

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES
Proceeds from revolving credit facility                                              467,441                --                --
Payments to revolving credit facility                                               (382,627)               --                --
Net proceeds from sale and leaseback transactions                                         --                --            99,295
Dividends paid to stockholders                                                            --            (5,664)           (5,635)
Other                                                                                 (4,908)           (2,233)           (1,610)
                                                                                   ---------         ---------         ---------
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES                                    79,906            (7,897)           92,050
                                                                                   ---------         ---------         ---------
INCREASE IN CASH AND CASH EQUIVALENTS                                                    942             9,533             6,577
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        35,785            26,252            19,675
                                                                                   ---------         ---------         ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                           $  36,727         $  35,785         $  26,252
                                                                                   =========         =========         =========

SUPPLEMENTAL INFORMATION
  Cash payments for income taxes                                                   $   1,629         $   3,428         $   8,814
  Cash payments for interest, net of amount capitalized                            $  37,566         $  30,949         $  29,005

All years presented were 52 weeks except for the year ended February 3, 1996, which was 53 weeks. See notes to consolidated financial statements.

Hechinger Company

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                      Class A      Class B     Additional
                                                      Common       Common        Paid-in       Retained      Unearned       Treasury
                                                       Stock        Stock        Capital       Earnings    Compensation       Stock
------------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share data)
Balance, Jan. 29, 1994                                 $2,881       $1,331       $236,543      $256,836        $(2,201)     $(1,523)
Restricted stock awards earned                             --           --             --            --            648           --
Performance stock awards earned and issued                  5           --            577            --             --           --
Exercise of stock options including income
  tax benefit                                              15           --          1,037            --             --        1,260
Conversions from Class B to Class A
  common stock                                            179         (179)            --            --             --           --
Conversion of 5 1/2% Convertible
  Subordinated Debentures into shares
  of Class A common stock                                  --           --             25            --             --           --
Purchase of treasury stock                                 --           --             --            --             --         (244)
Adjustment to fair value of marketable securities          --           --             --          (371)            --           --
Cash dividends on common stock:
  Class A - $.16 per share                                 --           --             --        (4,883)            --           --
  Class B - $.06 per share                                 --           --             --          (752)            --           --
Net loss                                                   --           --             --        (9,911)            --           --
                                                       ------       ------       --------      --------        -------      -------
Balance, Jan. 28, 1995                                  3,080        1,152        238,182       240,919         (1,553)        (507)
Restricted stock awards earned                             --           --             --            --            794           --
Exercise of stock options including
  income tax benefit                                       --           --             66            --             --           66
Conversions from Class B to Class A
  common stock                                              9           (9)            --            --             --           --
Purchase of treasury stock                                 --           --             --            --             --         (231)
Adjustment to fair value of marketable securities          --           --             --           371             --           --
Cash dividends on common stock:
  Class A - $.16 per share                                 --           --             --        (4,931)            --           --
  Class B - $.06 per share                                 --           --             --          (733)            --           --
Net loss                                                   --           --             --       (77,636)            --           --
                                                       ------       ------       --------      --------        -------      -------
Balance, Feb. 3, 1996                                   3,089        1,143        238,248       157,990           (759)        (672)
RESTRICTED STOCK AWARDS EARNED                             --           --             --            --            506           --
CONVERSIONS FROM CLASS B TO CLASS A
  COMMON STOCK                                            172         (172)            --            --             --           --
PURCHASE OF TREASURY STOCK                                 --           --             --            --             --         (213)
NET LOSS                                                   --           --             --       (25,076)            --           --
                                                       ------       ------       --------      --------        -------      -------
BALANCE, FEB. 1, 1997                                  $3,261       $  971       $238,248      $132,914        $  (253)     $  (885)
                                                       ======       ======       ========      ========        =======      =======


                                                               Total
--------------------------------------------------------------------
(in thousands except per share data)
Balance, Jan. 29, 1994                                      $493,867
Restricted stock awards earned                                   648
Performance stock awards earned and issued                       582
Exercise of stock options including income
  tax benefit                                                  2,312
Conversions from Class B to Class A
  common stock                                                    --
Conversion of 5 1/2% Convertible
  Subordinated Debentures into shares
  of Class A common stock                                         25
Purchase of treasury stock                                      (244)
Adjustment to fair value of marketable securities               (371)
Cash dividends on common stock:
  Class A - $.16 per share                                    (4,883)
  Class B - $.06 per share                                      (752)
Net loss                                                      (9,911)
                                                            --------
Balance, Jan. 28, 1995                                       481,273
Restricted stock awards earned                                   794
Exercise of stock options including
  income tax benefit                                             132
Conversions from Class B to Class A
  common stock                                                    --
Purchase of treasury stock                                      (231)
Adjustment to fair value of marketable securities                371
Cash dividends on common stock:
  Class A - $.16 per share                                    (4,931)
  Class B - $.06 per share                                      (733)
Net loss                                                     (77,636)
                                                            --------
Balance, Feb. 3, 1996                                        399,039
RESTRICTED STOCK AWARDS EARNED                                   506
CONVERSIONS FROM CLASS B TO CLASS A
  COMMON STOCK                                                    --
PURCHASE OF TREASURY STOCK                                      (213)
NET LOSS                                                     (25,076)
                                                            --------
BALANCE, FEB. 1, 1997                                       $374,256
                                                            ========

See notes to consolidated financial statements.

Hechinger Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended February 1, 1997, February 3, 1996 and January 28, 1995.


BASIS OF PRESENTATION. The Company operates a chain of specialty retail home center stores under the Hechinger ("Hechinger") and Home Quarters Warehouse ("Home Quarters") names principally in the Mid-Atlantic, Southern, Northeastern and Midwestern regions of the United States. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated.

     The Company's business is seasonal and its annual results of operations depend to a significant extent on the results of operations for the second quarter of the fiscal year.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FISCAL YEAR. The Company's fiscal year ends on the Saturday closest to January
31. The fiscal year ended February 1, 1997 ("1996") and January 28, 1995 ("1994") were 52 weeks each compared with the fiscal year ended February 3, 1996 ("1995") which was 53 weeks.

MERCHANDISE INVENTORIES. Inventories are stated at the lower of cost, last-in, first-out method ("LIFO"), or market. If inventories were valued under the FIFO method, which approximates replacement cost, inventories would have been $20.5 million and $21.5 million higher than reported at February 1, 1997 and February 3, 1996, respectively. Distribution, buying and occupancy expenses are included in cost of sales.

CHANGES IN ACCOUNTING PRINCIPLES. As further described under the caption, "Impairment of Long-Lived Assets," in 1995 the Company adopted Statement of Financial Accounting Standards No. 121. In 1994, the Company changed its method of calculating LIFO inventories to provide for a better matching of costs and revenues, more closely conform the LIFO methods used to the method used for the majority of its inventories, provide for a LIFO adjustment more representative of the Company's actual inflation on its inventories and reduce the likelihood of LIFO layer liquidations during periods of overall growth in inventories. The change in method consisted of adopting consolidated cost-based inflation indices applied to inventories grouped into two pools on a consolidated basis. Prior to 1994, the Company calculated its LIFO inventories using a combination of retail and cost-based indices applied to inventories grouped into six pools. The underlying methods of computing FIFO inventory values have not changed, only the method of adjusting inventories for the impact of inflation. The cumulative effect of the change in method and the pro forma effects of the change on prior years' results of operations was not determinable. The effect of the change on results of operations for 1994 was to reduce the net loss by $6.2 million or $.15 per share.

PROPERTY, FURNITURE AND EQUIPMENT. Depreciation is computed using the straight-line method over the estimated useful lives of various classes of assets. Capital leases for stores are amortized on a straight-line basis over the terms of the respective leases. Property, furniture and equipment are stated at cost plus capitalized interest. Capitalized interest amounted to $.3 million, $2.4 million and $3.6 million for the years 1996, 1995 and 1994, respectively.

CASH EQUIVALENTS. The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

DEFERRED RENT. Deferred rent represents the difference between amounts paid and amounts expensed for operating leases.

PRE-OPENING EXPENSES. Costs related to new store openings are expensed as incurred and are included in selling, general and administrative expenses. Pre-opening expenses amounted to $1.9 million, $7.6 million and $8.9 million for the years 1996, 1995 and 1994, respectively.

ADVERTISING EXPENSES. Advertising costs are expensed as incurred. Advertising expenses amounted to $38.0 million, $39.7 million and $40.2 million for the years 1996, 1995 and 1994, respectively.

NET LOSS PER COMMON SHARE. Net loss per common share is calculated by dividing the net loss, as adjusted where appropriate, by the weighted average shares outstanding and equivalent shares from Convertible Subordinated Debentures, performance shares, restricted stocks and stock options, except when antidilutive. Fully diluted net loss per share is not presented as additional dilution is less than 3% of the primary net loss per share or is antidilutive in the three years presented.

     The number of shares used to compute net loss per common share was 42.2 million for the years 1996 and 1995 and 42.0 million for 1994.

AMORTIZATION. Cost in excess of net assets acquired relates principally to the purchase of Home Quarters. This cost is being amortized using the straight-line method over a period of 40 years. Accumulated amortization related to cost in excess of net assets acquired was $15.1 million and $13.4 million as of February 1, 1997 and February 3, 1996, respectively.

     Leasehold acquisition costs relate to the purchase of lease rights to certain stores. The costs for these leases are being amortized using the straight-line method over the lives of the various leases, ranging up to 30 years. Accumulated amortization related to leasehold acquisition costs was $16.3 million and $14.0 million as of February 1, 1997 and February 3, 1996, respectively.

UNUSUAL CHARGES. Repositioning, exit and related costs have been recognized in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.

     In 1995, the Company recorded a charge of $25 million related primarily to the Company's decision to combine its Hechinger and Home Quarters operations under one management team. The main components of this charge were:

     1. estimated cash expenditures for employee termination costs of approximately $13.6 million, including severance pay and related benefits. Approximately 300 employees were terminated as a result of this decision. Substantially all of these employees were based in the Company's administrative offices;

     2. estimated cash expenditures of approximately $7.7 million for costs primarily related to terminating the Company's defined benefit pension plan as of December 31, 1995 to conform the retirement plans of Hechinger and Home Quarters and costs related to eliminating various computer systems; and

     3. estimated write-down to net realizable value of equipment and other assets to be disposed of approximately $3.7 million.

     The following table reflects the activity recorded for the charge in 1996:


                               Feb. 3, 1996                            Change in     Feb. 1, 1997
                                  Amount         Utilized in 1996       Estimate        Amount
(in millions)                    Remaining      Cash      Non-cash    Decr. (Incr.)    Remaining
-------------------------------------------------------------------------------------------------
Employee termination
 costs                            $11.0        $ 8.8        $ --          $ (.2)         $2.4
Pension termination
 and other                          7.1          7.3          --            (.2)           --
Disposal of furniture,
 fixtures and equipment
 and other assets                   2.0           --         1.6             .4            --
                                  -----         ----        ----          -----          ----
Total                             $20.1        $16.1        $1.6          $  --          $2.4
                                  =====        =====        ====          =====          ====

     As of February 1, 1997, all components of the charge have been completed except for employee termination costs. The Company believes that the remaining balance of $2.4 million is adequate to cover future costs and has been recorded as a current liability as of February 1, 1997.

     In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets. The main components of this charge were costs related to the write-down of inventories and furniture, fixtures, equipment and other assets to be disposed of, carrying costs of the closed stores and employee termination costs. All components of the charge have been completed except for the carrying costs of the closed stores. During 1996, the Company incurred approximately $11.7 million of carrying costs for these stores, including rents, utilities and other expenses, which have been recorded in the reserve. As of February 1, 1997, the remaining balance of $10.4 million has been recorded as a current liability.

     Disposition of the closed stores is accomplished by subleasing or assigning the property to a new occupant or reverting possession back to the landlord. It is currently expected that the Company will dispose of the remaining stores by January 1999. The Company believes that the balance remaining in the reserve is adequate to cover future liabilities related to the carrying costs of the closed stores. The merger charge and store closing charge are based on certain estimates and as a result, the actual amounts could vary from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS. Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued and adopted by the Company in 1995.

     Management reviews long-lived assets and certain intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount, including associated intangible assets of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. In 1995, based on its review, the Company recorded a non-cash charge of $30.3 million described as follows:

     1. the Company has a number of real estate properties which were acquired for future store expansion. As a result of the Company's decision to slow down its expansion plans and not to pursue development of these properties, the Company plans to dispose of these properties. These properties had a carrying value of $24 million and have an estimated sales value, net of related costs to sell, of approximately $9 million. Accordingly, the Company recorded an impairment loss of approximately $15 million; and

     2. the Company reviewed its property, furniture, fixtures and equipment and evaluated how these assets will continue to be used in its operations. Based on this evaluation, the Company determined that certain assets with a carrying value of $33 million were impaired and had fair values totaling approximately $18 million. Fair values were based on estimated market values. Accordingly, the Company recorded an impairment loss of approximately $15 million.

PROPERTY, FURNITURE AND EQUIPMENT. The Company's investments in property, furniture and equipment consist of the following:

(in thousands)                               FEB. 1, 1997  Feb. 3, 1996
-----------------------------------------------------------------------
Land                                            $  99,091     $  99,982
Buildings                                         197,151       191,338
Leasehold improvements                            120,944       115,937
Furniture, fixtures and equipment                 245,061       232,776
Capital leases                                     24,762        24,875
Construction-in-progress                               --        11,719
                                                ---------     ---------
                                                  687,009       676,627
Less accumulated depreciation and
  amortization                                   (225,257)     (179,050)
                                                ---------     ---------
                                                $ 461,752     $ 497,577
                                                =========     =========

     Accumulated amortization on capital leases was $16.1 million and $14.2 million as of February 1, 1997 and February 3, 1996, respectively.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES. Accounts payable and accrued expenses consist of the following:

(in thousands)                               FEB. 1, 1997  Feb. 3, 1996
-----------------------------------------------------------------------
Accounts payable                                 $111,851      $176,643
Accrued expenses and other                         77,113       109,820
Accrued compensation and benefits                  31,332        26,604
                                                 --------      --------
                                                 $220,296      $313,067
                                                 ========      ========

     Accrued expenses and other at February 1, 1997 includes
$2.4 million and $10.4 million for the remaining balances of the merger reserve and store closing reserve, respectively. Accrued expenses and other at February 3, 1996 includes $20.1 million and $13.9 million for the current portions of the merger reserve and store closing reserve, respectively.

LONG-TERM DEBT AND OTHER CREDIT ARRANGEMENTS. Long-term debt consists of the following:

(in thousands)                               FEB. 1, 1997  Feb. 3, 1996
-----------------------------------------------------------------------
6.95% Senior Notes, due 2003                     $100,000      $100,000
9.45% Senior Debentures, due 2012                 100,000       100,000
5 1/2% Convertible Subordinated Debentures        123,050       123,050
Mortgage loans                                     43,206        43,637
Other long-term debt                               15,953        18,252
                                                 --------      --------
                                                  382,209       384,939
Less current portion                               (1,341)       (1,230)
                                                 --------      --------
                                                 $380,868      $383,709
                                                 ========      ========

     Under the terms of the 6.95% Senior Notes and 9.45% Senior Debentures, the Company is restricted, in certain circumstances, from pledging certain Company assets and entering into sale and leaseback transactions. The 5 1/2% Convertible Subordinated Debentures are convertible into Class A common stock of the Company by the holders at any time at a conversion price of $27.84 per share, subject to adjustments in certain events. The Convertible Subordinated Debentures are redeemable by the Company at any time. Mandatory sinking fund payments of $6.6 million, or 5% of the $132 million aggregate principal amount of Convertible Subordinated Debentures issued, are to be made annually commencing April 1, 1998, to and including April 1, 2011. Convertible Subordinated Debentures purchased by the Company in prior years are sufficient to fulfill the mandatory sinking fund payment scheduled for April 1, 1998 and partially fulfill the scheduled payment for April 1, 1999.

     The mortgage loans bear interest rates, on average, of approximately 10% and are due in varying monthly and semi-annual installments of principal and interest through 2016. These mortgages are collateralized by properties with a total net book value of $39.9 million.

     Other long-term debt consists primarily of a sale and leaseback transaction that has been recorded as a financing transaction rather than as a sale.

     Aggregate principal maturities of all long-term debt are as follows:

Fiscal year                                             (in thousands)
----------------------------------------------------------------------
1997                                                        $  1,341
1998                                                           1,459
1999                                                           5,934
2000                                                           8,572
2001                                                           8,801
Remainder                                                    356,102
                                                            --------
                                                            $382,209
                                                            ========

     In February 1996, the Company's operating subsidiaries entered into a senior secured revolving credit facility which permits borrowings of up to $200 million, with preauthorization from the lender to utilize the last $25 million. This facility replaced a $50 million revolving credit facility and all letter of credit facilities. This facility is secured by merchandise inventories and expires in February 1999. Borrowings under this facility bear interest at prime plus 1% or LIBOR plus 2.75% at the option of management. As of February 1, 1997, the Company had outstanding loans of $84.8 million and had issued and outstanding letters of credit of $46.7 million under this facility.

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

     The carrying amounts and fair values of the Company's financial instruments are as follows:

                                   FEB. 1, 1997               Feb. 3, 1996
                              CARRYING       MARKET       Carrying      Market
(in thousands)                 VALUES        VALUES        Values       Values
------------------------------------------------------------------------------
Cash and cash equivalents     $ 36,727     $ 36,727      $ 35,785     $ 35,785
Long-term debt:
 Publicly traded debt          323,050      164,452       323,050      197,141
 Privately held debt            57,818       35,984        60,659       42,863
                              --------     --------      --------     --------
Total long-term debt          $380,868     $200,436      $383,709     $240,004
                              ========     ========      ========     ========

INCOME TAXES. The income tax benefits are summarized as follows:

(in thousands)
Year ended                     FEB. 1, 1997   Feb. 3, 1996   Jan. 28, 1995
--------------------------------------------------------------------------
Current                            $(5,444)      $(13,249)       $ 18,540
Deferred                             5,444         10,249         (24,085)
                                   -------       --------        --------
                                   $    --       $ (3,000)       $ (5,545)
                                   =======       ========        ========

     Significant components of the Company's deferred tax liabilities and assets are as follows:

(in thousands)                              FEB. 1, 1997   Feb. 3, 1996
-----------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation and amortization                  $    --        $ 4,103
  Inventories                                      9,816         12,078
  Other                                            3,342          2,575
                                                 -------        -------
    Total deferred tax liabilities                13,158         18,756
                                                 -------        -------
Deferred tax assets:
  Accrued expenses for unusual charges            10,168         23,363
  Depreciation and amortization                    2,742             --
  Alternative minimum tax and other
   tax credit carryforwards                       11,292         15,419
  Accrued compensation and benefits                8,230          5,515
  Net operating loss carryforward                 18,303          7,086
  Other                                            5,230          4,310
                                                 -------        -------
    Total deferred tax assets                     55,965         55,693
  Valuation allowance                             39,174         27,860
                                                 -------        -------
    Net deferred tax assets                       16,791         27,833
                                                 -------        -------
Net deferred tax assets                          $ 3,633        $ 9,077
                                                 =======        =======

     Reconciliations of the Federal statutory rate to the Company's effective tax rate are summarized as follows:

Year ended                         FEB. 1, 1997   Feb. 3, 1996   Jan. 28, 1995
------------------------------------------------------------------------------
Statutory rate                          (35.0)%        (35.0)%         (35.0)%
Effect of asset reserve                  39.5           34.6              --
Federal tax credits                      (7.2)            --            (5.3)
Federal tax-exempt
 investment income                         --           (1.0)           (4.7)
Amortization of goodwill                  3.3             .7             4.9
Other                                     (.6)          (3.0)            4.2
                                         ----           ----            ----
                                           --%          (3.7)%         (35.9)%
                                         ====           ====            ====

LEASES AND OTHER COMMITMENTS. The Company leases certain stores and equipment from an affiliated entity controlled by the Hechinger and England families, and nonaffiliated entities. Certain leases require excess rentals based on a percentage of sales, certain increments in real estate taxes and rent increases as determined by formulas set forth in the leases. In addition, the Company pays all other ownership and operating costs related to the leased properties. Most of the leases provide for renewals for various periods up to 30 years.

     In August 1994, the Company sold 13 stores for $99.3 million, net of expenses, and concurrently leased the properties back for an initial term of 25 years. The lease is renewable at the Company's option for nine additional terms of five years each. The Company has recorded the transaction as an operating lease.

     Under the terms of the sale and leaseback transactions completed in 1992, the Company is restricted from taking certain actions that would result in its net worth falling below $200 million. Under the terms of the sale and leaseback transaction completed in 1990, the Company is restricted from taking certain actions that would result in its net worth, less goodwill, falling below $175 million. Under the 1994, 1992 and 1990 sale and leaseback transactions, the Company has a right of first refusal to repurchase the properties.

     At February 1, 1997, the minimum fixed rental commitments related to all noncancelable leases together with the present value of the net minimum lease payments for capital leases were as follows:

OPERATING LEASES
(in thousands)
Fiscal year                            Total     Affiliated   Nonaffiliated
---------------------------------------------------------------------------
1997                                 $   76,124     $ 1,360      $   74,764
1998                                     76,667       1,360          75,307
1999                                     76,938       1,360          75,578
2000                                     77,134       1,374          75,760
2001                                     75,458       1,027          74,431
Remainder                               900,667       6,060         894,607
                                     ----------     -------      ----------
Total minimum lease payments          1,282,988      12,541       1,270,447
Minimum sublease rentals due
 to the Company                        (161,817)         --        (161,817)
                                     ----------     -------      ----------
Total minimum lease payments, net    $1,121,171     $12,541      $1,108,630
                                     ==========     =======      ==========

CAPITAL LEASES
(in thousands)
Fiscal year                             Total    Affiliated   Nonaffiliated
---------------------------------------------------------------------------
1997                                   $  4,030     $ 1,091         $ 2,939
1998                                      3,328       1,091           2,237
1999                                      2,856       1,091           1,765
2000                                      2,670       1,048           1,622
2001                                      2,399         962           1,437
Remainder                                12,528       2,793           9,735
                                       --------     -------         -------
Total minimum lease payments             27,811       8,076          19,735
Less imputed interest                   (11,885)     (2,533)         (9,352)
                                       --------     -------         -------
Present value of net minimum
 lease payments (including current
 portion of $2,316)                    $ 15,926     $ 5,543         $10,383
                                       ========     =======         =======

     Capital lease obligations bear imputed interest at rates ranging from 7.0% to 17.3%. Amortization of assets recorded under capital lease obligations is included in depreciation and amortization expense.

     Net rent expense charged to operations was as follows:

(in thousands)
Year ended                          FEB. 1, 1997    Feb. 3, 1996   Jan. 28,1995
-------------------------------------------------------------------------------
Minimum operating lease rentals         $ 70,535        $ 66,174       $ 62,794
Excess rentals:
  Capital leases                           1,047           1,238          1,352
  Operating leases                           487             676            591
                                        --------        --------       --------
                                          72,069          68,088         64,737
Less sublease income                     (20,552)        (16,623)       (13,192)
                                        --------        --------       --------
Net rent expense                        $ 51,517        $ 51,465       $ 51,545
                                        ========        ========       ========
Net rent expense paid to affiliates     $  3,329        $  3,811       $  3,840
                                        ========        ========       ========

     The net rent expense charged to operations does not include approximately $6.1 million, $5.7 million and $.6 million charged to the store closing reserve for 1996, 1995 and 1994, respectively.

CONTINGENCIES. The Company and its subsidiaries are parties to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

STOCKHOLDERS' EQUITY. The Company has two classes of common stock, designated as Class A and Class B. The Company also has authorized 20 million shares of $1.00 par value preferred stock, none of which has been issued.

     Class A and B shares are identical in all respects except that (1) when dividends are paid, Class A stockholders receive preference as to cash dividends; and (2) Class A stockholders have one vote per share, whereas Class B stockholders have ten votes per share. Class B shares are convertible to Class A shares on a share-for-share basis at any time at no cost to the stockholder.

     In 1996, the Company suspended dividends on its Class A and Class B common shares.

     Class A and Class B common and treasury shares outstanding and related changes for the three years ended February 1, 1997 were as follows:

                                               Issued                     Treasury
                                       Class A        Class B        Class A      Class B
-----------------------------------------------------------------------------------------
Balance, Jan. 29, 1994                28,812,090     13,312,356      (92,769)     (14,497)
Performance stock awards earned           45,157             --           --           --
Exercise of stock options                145,741             --       92,670           --
Conversions from Class B to Class A    1,793,627     (1,793,627)          --           --
Conversion of 5 1/2% Convertible
  Subordinated Debentures                    897             --           --           --
Purchase of treasury                          --             --      (17,114)          --
                                      ----------     ----------      --------     -------
Balance, Jan. 28, 1995                30,797,512     11,518,729      (17,213)     (14,497)
Exercise of stock options                  8,269             --        5,279           --
Conversions from Class B to Class A       86,800        (86,800)          --           --
Purchase of treasury                          --             --      (27,391)          --
                                      ----------     ----------      -------      -------
Balance, Feb. 3, 1996                 30,892,581     11,431,929      (39,325)     (14,497)
CONVERSIONS FROM CLASS B TO CLASS A    1,715,558     (1,715,558)          --           --
PURCHASE OF TREASURY                          --             --      (57,940)          --
                                      ----------     ----------      -------      -------
BALANCE, FEB. 1, 1997                 32,608,139      9,716,371      (97,265)     (14,497)
                                      ==========     ==========      =======      =======

EMPLOYEE BENEFIT PLANS AND RETIREMENT AGREEMENTS. As of December 31, 1995, the Company terminated its defined benefit pension plan. In 1996, the Company completed distribution of the plan assets to all qualified participants. The cost of the pension curtailment and benefit settlement was accrued as a component of the 1995 merger reserve. See discussion of Unusual Charges above.

     The Company maintains a 401(k) plan and a profit sharing plan for all qualified employees. The 401(k) plan allows for employee contributions of up to 16% of the employee's salary and a matching contribution of 50% from the Company on employee pretax contributions of up to 6%. The profit sharing plan allows for discretionary annual contributions as determined by the Board of Directors.

     The Company also has a nonqualified supplemental retirement plan which covers certain key employees and pays benefits, which supplement any benefits paid under the above plans. The projected benefit obligation under this plan was $1.6 million and $3.9 million at February 1, 1997 and February 3, 1996, respectively.

     Total expenses related to all of the above plans amounted to $4.0 million, $3.8 million and $6.3 million, for the years 1996, 1995 and 1994, respectively.

STOCK COMPENSATION PLANS. In 1991, stockholders approved the Hechinger Company 1991 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorizes the issuance of Class A common stock as incentive and nonqualified stock options and as restricted stock to eligible employees of the Company. Such grants can be made at any time through June 2001. In 1995, stockholders approved an amendment to the Incentive Plan authorizing an increase in the number of shares of the Company's stock authorized for issuance upon exercise of options. At February 1, 1997, 3.3 million shares were available for future grants.

     Incentive stock options granted must be at the fair market value on the date of the grant. Nonqualified stock options may be granted at a price not less than 40% of the fair market value at the date of the grant. Generally, options granted under the plan are exercisable beginning two years after the date of the grant and over the succeeding eight years, after which time they expire. In each of the last three fiscal years ended February 1, 1997, nonqualified options were granted. At February 1, 1997, options to purchase 2.4 million shares were exercisable under the Incentive Plan and its predecessor, The 1982 Stock Option Plan.

     A summary of stock options is as follows:

                                   FEB. 1, 1997               Feb. 3, 1996
                                            WEIGHTED                   Weighted
                                             AVERAGE                    Average
                                            EXERCISE                   Exercise
(shares in thousands)           SHARES        PRICE        Shares        Price
--------------------------------------------------------------------------------
Beginning balance                4,618        $10.01        3,314        $12.30
Granted                            779          3.88        1,948          7.00
Canceled                          (348)        13.41         (635)        12.75
Exercised                           --            --           (9)         8.86
                                 -----        ------        -----        ------
Ending balance                   5,049        $ 8.83        4,618        $10.01
                                 =====        ======        =====        ======
Weighted average fair
 value of options granted
 during the year                              $ 1.97                     $ 2.73
                                              ======                     ======

     The exercise prices for options outstanding as of February 1, 1997, ranged from $3 7/8 to $22. The weighted average remaining contractual life of those options is 6.9 years.

     In 1995, the Company awarded rights to earn 260,000 shares of Class A common stock to certain key executives of the Company if certain performance goals are met. Under the terms of the award, once the rights are earned, the stock will vest over a two-year period.

     In 1990, the Company established a performance share plan to award officers and key employees of the Company rights to earn shares of Class A common stock at no cost if certain performance goals are met. In 1996, no shares were reserved for distribution under the plan. At February 1, 1997, 711,000 shares were available for future awards.

     Total charges to earnings for these plans amounted to $.5 million, $.8 million and $1.0 million for the years 1996, 1995 and 1994, respectively.

     Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation" was issued in 1995. The statement relates to the measurement of compensation of stock options issued to employees and requires either the expense recognition based on the fair value method or the continued application of APB 25, "Accounting for Stock Issued to Employees" and disclose pro forma net income/loss as if the recognition and measurement provisions of SFAS 123 had been adopted.

     The Company currently accounts for its stock compensation arrangements under the provisions of APB 25 and intends to continue to do so. The pro forma information regarding net loss and net loss per share has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Year ended                                   FEB. 1, 1997  Feb. 3, 1996
-----------------------------------------------------------------------
Risk-free interest rates                             6.1%          6.4%
Dividend yields                                       .0%          2.7%
Volatility factors of the expected market
 price of common stock                               .50           .43
Expected life of the option in years                   5             5

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of two years. The Company's pro forma information is as follows:

Year ended                                   FEB. 1, 1997   Feb. 3, 1996
------------------------------------------------------------------------
Pro forma net loss ($ in millions)                 $(27.1)       $(78.9)
Pro forma net loss per share                       $ (.64)       $(1.87)





REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Hechinger Company

We have audited the accompanying consolidated balance sheets of Hechinger Company and subsidiaries as of February 1, 1997 and February 3, 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hechinger Company and subsidiaries at February 1, 1997 and February 3, 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements, in the fiscal year ended February 3, 1996, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and in the fiscal year ended January 28, 1995, the Company changed its method of calculating LIFO inventories.


/S/ ERNST & YOUNG LLP

Ernst & Young LLP
Washington, DC
February 27, 1997

Hechinger Company

DIRECTORS AND OFFICERS


DIRECTORS
JOHN W. HECHINGER, JR.
Chairman of the Board and
Chief Executive Officer
Hechinger Company

KENNETH J. CORT
President and Chief
Operating Officer
Hechinger Company

JOHN W. HECHINGER
Chairman of the Executive
Committee of the
Board of Directors
Hechinger Company

S. ROSS HECHINGER
Senior Vice President,
Corporate Administration
Hechinger Company

ANN D. JORDAN
Former Associate Fieldwork
Professor, SSA, University of
Chicago, Consultant

W. CLARK MCCLELLAND
Executive Vice President
and Chief Financial Officer
Hechinger Company

ROBERT S. PARKER, PH.D.
Dean of the School of Business
Georgetown University

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

JOHN W. HECHINGER, JR.
Chairman of the Board and
Chief Executive Officer

KENNETH J. CORT
President and Chief
Operating Officer

W. CLARK MCCLELLAND
Executive Vice President and
Chief Financial Officer

MARK R. ADAMS
Senior Vice President,
Treasurer and Secretary

JOANNE M. BARRETT
Senior Vice President,
Divisional Merchandise
Manager

SUZANNE G. BEAR
Senior Vice President,
Marketing and Advertising

J. WAYNE COLLEY
Senior Vice President,
Logistics, Distribution and
Merchandise Presentation

SALLY A. COURTNEY
Senior Vice President, General
Merchandise Manager

NOEL H. GOULSTON
Senior Vice President,
Strategic Planning

RICHARD S. GROSS
Senior Vice President,
Controller

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

CAROL A. STEVENS
Senior Vice President,
Human Resources

ROGER K. WRIGHT
Senior Vice President,
Real Estate and Development

BETSY A. BLACKMON
Vice President, Divisional
Merchandise Manager

ARTHUR R. BURKE
Vice President, Divisional
Merchandise Manager

RICHARD M. DOW
Area Vice President

MICHAEL P. GOOD
Vice President, Finance

STEPHEN F. GUARALDO
Vice President,
Commercial Business

RICHARD A. HAYS
Vice President, Divisional
Merchandise Manager

JAMES F. IAMPIERI
Vice President, Merchandise
Administration

G. MICHAEL KING
Area Vice President

WARREN L. MARTIN
Vice President, Divisional
Merchandise Manager

RICHARD A. POVLAK
Vice President, Loss
Prevention

MAX S. ROBUCK
Vice President, Divisional
Merchandise Manager

COMPANY INFORMATION


GENERAL COUNSEL
Skadden, Arps, Slate, Meagher & Flom
919 Third Avenue
New York, NY  10022

INDEPENDENT AUDITORS
Ernst & Young LLP
1225 Connecticut Avenue, N.W.
Washington, DC  20036

STOCK TRANSFER AGENT
American Stock Transfer &
 Trust Company
Shareholder Relations
40 Wall Street
New York, NY  10005

Information contact:
Barry S. Rosenthal
800-937-5449

COMPANY MAILING ADDRESS
Hechinger Company
1801 McCormick Drive
Largo, MD  20774
301-341-1000

STOCK LISTING
Nasdaq National Market tier of
The Nasdaq Stock Market

TRADING SYMBOLS
HECHA and HECHB

FORM 10-K
Copies of the Company's Annual Report
on Form 10-K Report as filed with the
Securities and Exchange Commission
will be sent to stockholders upon
request in writing to:

Hechinger Company
Investor Relations
1801 McCormick Drive
Largo, MD 20774


PRICE RANGE OF COMMON STOCK

Hechinger Company common stock trades on the National Market tier of the Nasdaq Stock Market under the symbols HECHA and HECHB. The following table sets forth high and low prices on the Company's stock, as reported by Nasdaq for the periods designated. The Company currently has approximately 3,229 Class A and 977 Class B stockholders of record.

     In 1996, the Company suspended dividend payments for both the Class A common and Class B common shares. In 1995, the Company declared quarterly cash dividends of $.04 per share on its Class A common and $.016 per share on its Class B common.

Year ended                              FEB. 1, 1997            Feb. 3, 1996
--------------------------------------------------------------------------------
Period                                 HIGH       LOW          High       Low
--------------------------------------------------------------------------------
1st Quarter
  Class A                             $6        $3 1/2        $13 1/2    $9 5/8
  Class B                              6 1/4     3 3/4         13 1/2     9 3/4
2nd Quarter
  Class A                              5 1/4     3 1/4          9 7/8     6 1/4
  Class B                              7         5 1/4         10         6 1/4
3rd Quarter
  Class A                              4 1/4     3 1/8          7 1/8     3 3/8
  Class B                              5 3/4     4 1/2          7 1/4     3 7/8
4th Quarter
  Class A                              3 5/16    1 15/16        6 1/8     4
  Class B                              4 3/4     3 1/2          6 1/8     4 1/8


[RECYCLE LOGO]
Printed entirely on recycled paper. At Hechinger, we believe saving and protecting the environment is everyone's business.




Design: Financial Communications, Inc., Bethesda, MD
(C) 1997 Hechinger Company

                                [HECHINGER LOGO]

 Hechinger Company  1801 McCormick Drive  Largo, Maryland 20774  301-341-1000