Form 10-K405, Exhibit 13
period 1998-10-03
HECHINGER CO
filed 1999-01-14
CIK 46517

EXHIBIT 13

                               HECHINGER COMPANY
                             FINANCIAL HIGHLIGHTS

                                                        34 WEEKS                            YEAR ENDED
                                         YEAR ENDED      ENDED      ----------------------------------------------------------
                                       OCT. 3, 1998  SEPT. 27, 1997  FEB. 1, 1997   FEB. 3, 1996  JAN. 28, 1995 JAN. 29, 1994
------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share data)

STATEMENT OF OPERATIONS DATA
Net sales                               $ 3,443,634     $ 1,360,891   $ 2,199,067    $ 2,252,780    $ 2,449,554   $ 2,094,968
Gross profit                                646,490         233,633       455,208        455,932        540,680       462,266
Interest expense                             67,134          32,749        40,194         31,341         29,793        23,063
Income tax expense (benefit)                  2,500           1,267             -         (3,000)        (5,545)       10,611
Net (loss)/earnings                         (92,905)       (206,011)      (25,076)       (77,636)        (9,911)       24,760

BALANCE SHEET DATA
Total assets                            $ 1,577,246     $ 1,668,399   $ 1,105,103    $ 1,150,421    $ 1,261,229   $ 1,229,242
Current portion of long-term debt and
  capital lease obligations                  28,875          32,382         3,657          3,806          3,453         3,068
Long-term debt and capital lease
  obligations                               373,173         429,784       394,478        399,530        403,377       407,873
Total stockholders' equity                  238,718         276,468       374,256        399,039        481,273       493,867


Note: All periods presented were 52 weeks except for the transition period ended September 27, 1997, which was 34 weeks and the years ended October 3, 1998 and February 3, 1996, which were 53 weeks each. On September 26, 1997, the Company purchased certain assets of Builders Square which resulted in substantially more sales in 1998 and substantially more assets and liabilities in 1997 and 1998. In 1998, the Company recorded a charge of $27.5 million related to eliminating duplicate overhead functions related to Builders Square's operations, a non-cash charge of $8.5 million related to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of" and an extraordinary gain of $15.3 million on early retirement of a portion of the Company's Convertible Subordinated Debentures. Also in 1998, the Company recorded a cumulative effect of change in accounting principle of $7.3 million for a change in its method of applying the LIFO accounting method for inventories of its Hechinger and Home Quarters stores to the retail method. In 1997, the Company recorded a charge of $74.5 million related to store closings, a non-cash charge of $29.3 million related to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of", and a charge of $29.1 million related to its acquisition by Centers Holdings, Inc. In 1996, the Company suspended dividend payments. In 1995, the Company recorded a charge of $25 million related to its decision to combine its Hechinger and Home Quarters operations under one management team and a non-cash charge of $30 million related to the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of." In 1994, the Company recorded a charge of $61.9 million primarily related to its decision to close its stores in certain markets. (See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations).

EXHIBIT 13

                               HECHINGER COMPANY
                         QUARTERLY RESULTS (UNAUDITED)
                                (in thousands)

The following table sets forth summarized unaudited quarterly results for the fiscal periods ended October 3, 1998, September 27, 1997 and February 1, 1997:

QUARTER ENDED                                     JAN. 3, 1998        APRIL 4, 1998          JULY 4, 1998          OCT. 3, 1998
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $     922,807       $      744,481       $     1,000,091         $     776,254
Income tax expense                                           -                1,250                   625                   625
Earnings/(loss) before extraordinary item and
  cumulative effect of change in accounting
  principle                                            (40,417)             (40,361)               10,148               (30,305)
Net earnings/(loss)                                    (47,689) (a)         (40,361) (b)           15,405 (c)           (20,260) (d)

QUARTER ENDED                                      MAY 3, 1997         AUG. 2, 1997        SEPT. 27, 1997
---------------------------------------------------------------------------------------------------------------
Net sales                                        $     507,981       $      591,626       $       261,284
Income tax expense                                           -                    -                 1,267
Net earnings/(loss)                                    (13,544)             (40,567) (e)         (151,900) (f)

QUARTER ENDED                                      MAY 4, 1996         AUG. 3, 1996          NOV. 2, 1996          FEB. 1, 1997
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $     561,317       $      665,902       $       533,276         $     438,572
Income tax expense                                           -                    -                     -                     -
Net earnings/(loss)                                     (5,990)              12,215                (9,965)              (21,337)



Note: All quarters presented were 13 weeks except for the quarter ended January 3, 1998, which was 14 weeks, and the quarter ended September 27, 1997, which was 8 weeks. (See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations).

(a) - Net loss for the first quarter of 1998 increased from amounts previously reported by the Company by $8.1 million due primarily to the $7.3 million cumulative effect of the change in accounting for inventories (See Note 1 to Consolidated Financial Statements). The first quarter of 1998 included costs of approximately $14 million related to eliminating duplicate overhead functions related to Builders Square's operations.

(b) - Net loss for the second quarter of 1998 decreased from the amount previously reported by the Company by $3.9 million, due primarily to the effect of the change in accounting for inventories (See Note 1 to Consolidated Financial Statements). The second quarter of 1998 included costs of approximately $7.4 million related to eliminating duplicate overhead functions related to Builders Square's operations.

(c) - Net earnings for the third quarter of 1998 decreased from the amounts previously reported by the Company by $15 million, due primarily to the effect of certain adjustments identified in the fourth quarter that related to the third quarter, consisting primarily of the Company's early recognition of vendor assistance funds. The third quarter of 1998 also included an extraordinary gain of $5.3 million on early retirement of a portion of the Company's Convertible Subordinated Debentures, and an increase of approximately $8 million in the shrink reserve.

(d) - In the fourth quarter of 1998, the Company increased its shrink reserve by approximately $27.1 million as a result of physical inventories taken during the quarter, reduced its LIFO reserve by approximately $27 million due primarily to inventory markdowns taken in the quarter, recorded a non-cash charge of $8.5 million related to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of", and realized an extraordinary gain of $10 million on early retirement of a portion of the Company's Convertible Subordinated Debentures.

(e) - In the second quarter of 1997, the Company recorded a charge of $31.8 million for the closing of seven stores in the Detroit market.

(f) - In the 8-week period ended September 27, 1997, the Company recorded a charge of $42.7 million related to store closings, a non-cash charge of $29.3 million related to SFAS No. 121, a charge of $29.1 million related to costs incurred in connection with its acquisition by Centers Holdings, Inc., and inventory adjustments aggregating approximately $26 million resulting from shrink, LIFO reserve charges, discontinued inventory and other inventory valuation adjustments.

EXHIBIT 13
                               HECHINGER COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                (in thousands)

                                                       OCT. 3, 1998     SEPT. 27, 1997      FEB. 1, 1997     FEB. 3, 1996
                                                        (53 WEEKS)        (34 WEEKS)         (52 WEEKS)       (53 WEEKS)
                                                     ----------------------------------------------------------------------
REVENUES
Net sales                                                $3,443,634         $1,360,891        $2,199,067       $2,252,780
Other (principally interest)                                  5,603              3,030             2,757            2,869
                                                     ----------------------------------------------------------------------
Total Revenues                                            3,449,237          1,363,921         2,201,824        2,255,649
COSTS AND EXPENSES
Cost of sales                                             2,797,144          1,127,258         1,743,859        1,796,848
Selling, general and administrative expenses                647,406            275,780           442,847          452,796
Interest expense                                             67,134             32,749            40,194           31,341
Merger related expenses                                      27,463             29,105                 -                -
Impairment of long-lived assets                               8,525             29,284                 -           30,300
Store closing and other charges                                   -             74,489                 -           25,000
                                                     ----------------------------------------------------------------------
Total Costs and Expenses                                  3,547,672          1,568,665         2,226,900        2,336,285
                                                     ----------------------------------------------------------------------
LOSS BEFORE INCOME TAXES, EXTRAORDINARY
ITEM AND CUMULATIVE EFFECT OF CHANGE
IN ACCOUNTING PRINCIPLE                                     (98,435)          (204,744)          (25,076)         (80,636)

INCOME TAX EXPENSE/(BENEFIT)                                  2,500              1,267                 -           (3,000)
                                                     ----------------------------------------------------------------------
LOSS BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
PRINCIPLE                                                  (100,935)          (206,011)          (25,076)         (77,636)

EXTRAORDINARY ITEM - GAIN ON EARLY
RETIREMENT OF DEBT, NET                                      15,302                  -                 -                -

CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE, NET                                    (7,272)                 -                 -                -

                                                     ----------------------------------------------------------------------
NET LOSS                                                   ($92,905)         ($206,011)         ($25,076)        ($77,636)
                                                     ======================================================================

See notes to consolidated financial statements.

EXHIBIT 13

                               HECHINGER COMPANY
                          CONSOLIDATED BALANCE SHEETS
                       (in thousands except share data)

                                                                                      OCT. 3, 1998   SEPT. 27, 1997   FEB. 1, 1997
                                                                             -------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                               $    21,116     $    87,215      $   36,727
Merchandise inventories                                                                   1,046,361         973,139         414,980
Due from affiliates, net                                                                     18,531               -               -
Other current assets                                                                         67,313          77,324          66,637
                                                                             -------------------------------------------------------
Total Current Assets                                                                      1,153,321       1,137,678         518,344

ASSETS HELD FOR SALE                                                                         15,724          76,671           9,400
PROPERTY, FURNITURE AND EQUIPMENT, NET                                                      287,702         325,637         461,752
COST IN EXCESS OF NET ASSETS ACQUIRED, NET                                                   49,265          50,967          52,066
LEASEHOLD ACQUISITION COSTS, NET                                                             34,660          36,438          46,876
OTHER ASSETS                                                                                 36,574          41,008          16,665
                                                                             -------------------------------------------------------
TOTAL ASSETS                                                                            $ 1,577,246     $ 1,668,399     $ 1,105,103
                                                                             =======================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Revolving credit facility                                                               $   372,000     $   243,970     $    84,814
Current portion of long-term debt and capital lease obligations                              28,875          32,382           3,657
Due to affiliates                                                                                 -          34,324               -
Accounts payable and accrued expenses                                                       495,323         562,987         207,468
Accrued costs for store closings                                                             42,221          61,397          12,828
                                                                             -------------------------------------------------------
Total Current Liabilities                                                                   938,419         935,060         308,767

LONG-TERM DEBT, LESS CURRENT PORTION                                                        318,490         352,960         380,868
CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION                                              54,683          76,824          13,610
DEFERRED RENT                                                                                26,936          27,087          27,602

STOCKHOLDERS' EQUITY
Common stock, $.01 par value; authorized 1,000; 1,000 and 0 shares
  respectively; issued 10; 10 and 0 shares, respectively                                          -               -               -
Class A common stock, $.10 par value; authorized 0; 0 and 50,000,000
  shares, respectively; issued 0; 0 and 32,608,139 shares, respectively                           -               -           3,261
Class B common stock, $.10 par value, authorized 0; 0 and 30,000,000
  shares, respectively; issued 0; 0 and 9,716,371 shares, respectively                            -               -             971
Additional paid-in capital                                                                  241,507         241,507         238,248
Contributed capital                                                                         163,213         108,058               -
Retained earnings (accumulated deficit)                                                    (166,002)        (73,097)        132,914
Unearned compensation                                                                             -               -            (253)
Less treasury stock at cost, 0; 0 and 97,265 Class A common shares, respectively, and 0; 0 and 14,497 Class B common shares
  respectively                                                                                    -               -            (885)
                                                                             -------------------------------------------------------
Total Stockholders' Equity                                                                  238,718         276,468         374,256
                                                                             -------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $ 1,577,246     $ 1,668,399     $ 1,105,103
                                                                             =======================================================

See notes to consolidated financial statements.

EXHIBIT 13

                               HECHINGER COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                      OCT. 3, 1998  SEPT. 27, 1997   FEB. 1, 1997   FEB. 3, 1996
                                                                      (53 WEEKS)      (34 WEEKS)     (52 WEEKS)     (53 WEEKS)
                                                                    -------------------------------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss                                                            $      (92,905)  $    (206,011)  $    (25,076)  $    (77,636)
Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Store closing and other charges                                        (25,399)         66,391        (28,507)        (5,600)
    Depreciation and amortization                                           50,307          35,617         54,459         58,216
    Amortization of deferred debt issuance costs                             4,483           5,421          2,439            319
    LIFO charge (credit)                                                   (21,295)          5,100         (1,031)         2,579
    Extraordinary gain on retirement of debt, net                          (15,302)              -              -              -
    Impairment of long-lived assets charges                                  8,525          29,284              -         30,300
    Cumulative effect of change in accounting principle                      7,272               -              -              -
    Deferred income taxes                                                        -               -          5,444         10,249
    Other                                                                      132            (515)           823           (559)

CHANGES IN OPERATING ASSETS AND LIABILITIES
Merchandise inventories                                                    (55,219)         19,417             88         35,591
Other current assets                                                        (9,342)          9,489         (5,314)         2,363
Accounts payable and accrued expenses                                      (64,360)         55,810        (62,394)        (8,695)
Due from affiliates                                                        (43,335)              -              -              -
Other                                                                         (701)              -              -              -
                                                                    -------------------------------------------------------------
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES                        (257,139)         20,003        (59,069)        47,127
                                                                    -------------------------------------------------------------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds from sale of assets held for sale                                  61,648               -              -              -
Proceeds from surrender of corporate owned life insurance                   18,304               -              -              -
Purchase of net assets from BSQ, net of cash acquired                      (17,918)       (232,224)             -              -
Property, furniture, equipment and other assets:
    Additions                                                              (25,078)        (17,532)       (41,002)      (107,185)
    Proceeds from disposals                                                    365           8,926         21,107          8,577
Marketable securities:
    Purchases                                                                    -               -              -       (192,101)
    Proceeds from sales                                                          -               -              -        261,012
Other                                                                        2,073               -              -              -
                                                                    -------------------------------------------------------------
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                          39,394        (240,830)       (19,895)       (29,697)
                                                                    -------------------------------------------------------------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from revolving credit facility                                    664,125         562,876        467,441              -
Payments on revolving credit facility                                     (536,095)       (403,720)      (382,627)             -
Contributed capital                                                         55,000          89,102              -              -
Increase (decrease) in amounts due to affiliates                            (9,520)         23,800              -              -
Payments on retirement of debt                                             (15,702)              -              -              -
Debt financing costs                                                             -          (2,026)             -              -
Dividends paid to stockholders                                                   -               -              -         (5,664)
Other                                                                       (6,162)          1,283         (4,908)        (2,233)
                                                                    ------ ------------------------------------------------------
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                         151,646         271,315         79,906         (7,897)
                                                                    -------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           (66,099)         50,488            942          9,533
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              87,215          36,727         35,785         26,252
                                                                    -------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $       21,116   $      87,215   $     36,727   $     35,785
                                                                    =============================================================

SUPPLEMENTAL INFORMATION
    Cash payments for income taxes                                  $        1,043   $           -   $      1,629   $      3,428
    Cash payments for interest, net of amount capitalized           $       65,536   $      23,679   $     37,566   $     30,949


See notes to consolidated financial statements.

EXHIBIT 13

                               HECHINGER COMPANY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (in thousands except share data)

                                                                                 CLASS A      CLASS B       ADDITIONAL
                                                             COMMON STOCK,       COMMON       COMMON         PAID-IN    CONTRIBUTED
                                                                PAR $.01          STOCK        STOCK         CAPITAL      CAPITAL
                                                             ----------------------------------------------------------------------

BALANCE, JAN. 28, 1995                                         $          -     $    3,080   $   1,152    $   238,182    $       -
Restricted stock awards earned                                            -              -           -              -            -
Exercise of stock options, including income tax benefit                   -              -           -             66            -
Conversions from Class B to Class A common stock                          -              9          (9)             -            -
Purchase of treasury stock                                                -              -           -              -            -
Adjustment to fair value of marketable securities                         -              -           -              -            -
Cash dividends on common stock:
  Class A - $0.16 per share                                               -              -           -              -            -
  Class B - $0.06 per share                                               -              -           -              -            -
Net loss                                                                  -              -           -              -            -
                                                             ----------------------------------------------------------------------
BALANCE, FEB. 3, 1996                                                     -          3,089       1,143        238,248            -
Restricted stock awards earned                                            -              -           -              -            -
Conversions from Class B to Class A common stock                          -            172        (172)             -            -
Purchase of treasury stock                                                -              -           -              -            -
Net loss                                                                  -              -           -              -            -
                                                             ----------------------------------------------------------------------
BALANCE, FEB. 1, 1997                                                     -          3,261         971        238,248            -
Restricted stock awards earned                                            -              -           -              -            -
Conversions from Class B to Class A common stock                          -             24         (24)             -            -
Capital contribution                                                      -              -           -              -      108,058
Cancellation of Class A and Class B common stock and
    issuance of common stock, par $.01, pursuant to Merger                -         (3,285)       (947)         3,259            -
Net loss                                                                  -              -           -              -            -
                                                             ----------------------------------------------------------------------
BALANCE, SEPT. 27, 1997                                                   -              -           -        241,507      108,058
Capital contribution                                                      -              -           -              -       55,155
Net loss                                                                  -              -           -              -            -
                                                             ======================================================================
BALANCE, OCT. 3, 1998                                         $           -    $         -   $       -    $   241,507    $ 163,213
                                                             ======================================================================
                                                                RETAINED
                                                                EARNINGS
                                                              (ACCUMULATED          UNEARNED
                                                                DEFICIT)         COMPENSATION      TREASURY STOCK       TOTAL
                                                             ------------------------------------------------------------------
BALANCE, JAN. 28, 1995                                        $    240,919         $    (1,553)      $   (507)      $  481,273
Restricted stock awards earned                                           -                 794              -              794
Exercise of stock options, including income tax benefit                  -                   -             66              132
Conversions from Class B to Class A common stock                         -                   -              -                -
Purchase of treasury stock                                               -                   -           (231)            (231)
Adjustment to fair value of marketable securities                      371                   -              -              371
Cash dividends on common stock:
  Class A - $0.16 per share                                         (4,931)                  -              -           (4,931)
  Class B - $0.06 per share                                           (733)                  -              -             (733)
Net loss                                                           (77,636)                  -              -          (77,636)
                                                             -------------------------------------------------  ---------------
BALANCE, FEB. 3, 1996                                              157,990                (759)          (672)         399,039
Restricted stock awards earned                                           -                 506              -              506
Conversions from Class B to Class A common stock                         -                   -              -                -
Purchase of treasury stock                                               -                   -           (213)            (213)
Net loss                                                           (25,076)                  -              -          (25,076)
                                                             -------------------------------------------------  ---------------
BALANCE, FEB. 1, 1997                                              132,914                (253)          (885)         374,256
Restricted stock awards earned                                           -                 165              -              165
Conversions from Class B to Class A common stock                         -                   -              -                -
Capital contribution                                                     -                   -              -          108,058
Cancellation of Class A and Class B common stock and
    issuance of common stock, par $.01, pursuant to Merger               -                  88            885                -
Net loss                                                          (206,011)                  -              -         (206,011)
                                                             -------------------------------------------------  ---------------
BALANCE, SEPT. 27, 1997                                            (73,097)                  -              -          276,468
Capital contribution                                                     -                   -              -           55,155
Net loss                                                           (92,905)                  -              -          (92,905)
                                                             =================================================  ===============
BALANCE, OCT. 3, 1998                                         $   (166,002)        $         -       $      -       $  238,718
                                                             =================================================  ===============


See notes to consolidated financial statements.

EXHIBIT 13

                                HECHINGER COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Fiscal year ended October 3, 1998, 34 week period ended September 27, 1997 and fiscal years ended February 1, 1997 and February 3, 1996)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. Hechinger Company, a Delaware corporation (together with its direct and indirect subsidiaries, the "Company") is a leading specialty retailer of products and services for the care, repair, remodeling and maintenance of the home and garden. At October 3, 1998, the Company operated 244 stores, primarily under the Hechinger ("Hechinger"), Home Quarters Warehouse ("Home Quarters") and Builders Square ("Builders Square") names. The 133 Builders Square stores are located primarily in the Southern, Southeastern, Northern and Midwestern parts of the United States. The 62 Hechinger stores are primarily located in the Mid-Atlantic region; and the 46 Home Quarters stores are primarily located in the Southeastern, Northeastern and Midwestern parts of the United States. The other three stores are being converted to Hechinger or Home Quarters stores.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Certain amounts in the financial statements for the 34-week period ended September 27, 1997 and the fiscal years ended February 1, 1997 and February 3, 1996 have been reclassified to conform to the presentation for the year ended October 3, 1998. The Company's business is seasonal and its annual results of operations depend to a significant extent on the results of operations during the spring and summer months.

FISCAL YEAR. In 1997, the Company changed its fiscal year end to the Saturday closest to September 30. Prior to this change, the Company's fiscal year ended on the Saturday closest to January 31. The fiscal year ended October 3, 1998 was 53 weeks ("1998" or "the year") compared to the fiscal period ended September 27, 1997 which was 34 weeks ("1997"), compared to the fiscal year ended February 1, 1997 ("1996") which was 52 weeks, and the fiscal year ended February 3, 1996 ("1995") which was 53 weeks.

CHANGE IN ACCOUNTING PRINCIPLE. On September 26, 1997, in connection with the purchase of certain assets and the assumption of certain liabilities from BSQ Transferee Corp. (an affiliate), the Company purchased the inventory of 161 Builders Square stores. The inventory of Builders Square stores is stated at lower of cost or market, with cost determined using the last-in, first-out ("LIFO") retail inventory method. The inventory of the Company's existing 110 Hechinger and Home Quarters stores was previously stated at lower of LIFO cost or market. The Company believes it is preferable to utilize the same method of accounting for all of its inventories. Using the retail inventory method is also consistent with the accounting method used by a number of other retailers and with the method adopted in fiscal 1998 for income tax purposes. As a result, during the quarter ended October 3, 1998, and effective as of September 28, 1997, the Company changed its method of applying the LIFO accounting method for inventories of its Hechinger and Home Quarters stores to the retail method.

The cumulative effect of this change on the amount of retained earnings as of September 28, 1997 of approximately $7.3 million (before and after tax effect) has been included in net loss for the year ended October 3, 1998. The current year effect of this change was a decrease in 1998 loss before extraordinary item and change in accounting principle of approximately $0.4 million. The net effect of the current year and cumulative amounts was an increase in 1998 net loss of approximately $6.9 million. Prior to adoption of the retail method, the Company did not maintain certain data pertinent to the application of the retail method, including but not limited to price changes and promotional markdowns. As a result, the Company is unable to determine pro forma amounts as if the Company had adopted this change for the periods ended September 27, 1997, February 1, 1997, and February 3, 1996.

MERCHANDISE INVENTORIES. As of October 3, 1998, inventories are stated at lower of cost or market, with cost determined using the LIFO retail inventory method As of October 3, 1998, LIFO inventories approximated the value that would have been reported under the FIFO method. As discussed above, in prior periods, inventories of Hechinger and Home Quarters stores were stated at the lower of LIFO cost or market. If inventories were valued under the first-in, first-out method ("FIFO") method, which approximates replacement cost, inventories would have been $25.6 million, and $20.5 million higher than reported at September 27, 1997 and February 1, 1997, respectively. Distribution, buying and occupancy expenses are included in cost of sales.

PROPERTY, FURNITURE AND EQUIPMENT. Property, furniture and equipment are stated at cost plus capitalized interest. Capitalized interest amounted to $2.4 million for 1995 and was not significant thereafter. Plant and equipment under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives of various classes of assets. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or the estimated useful lives of the respective assets.

CASH EQUIVALENTS. For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

DEFERRED RENT. Deferred rent represents the difference between amounts paid and amounts expensed for operating leases.

PRE-OPENING EXPENSES. Costs related to new store openings are expensed as incurred and are included in selling, general and administrative expenses. Pre-opening expenses amounted to $1.9 million and $7.6 million for 1996 and 1995, respectively, and were not significant thereafter.

ADVERTISING EXPENSES. The Company expenses advertising costs as they are incurred. Advertising expenses, net of cooperative advertising credits received from suppliers, amounted to $23.4 million, $22.1 million, $38.0 million, and $39.7 million for 1998, 1997, 1996, and 1995, respectively.

INCOME TAXES. Following its acquisition on September 25, 1997 (see note 13), the results of the Company's operations are included in the consolidated federal income tax return of its ultimate parent, Centers Holdings, Inc. Income tax expense for the periods subsequent to September 25, 1997 has been computed as if the Company filed its own tax return.

The Company computes income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NET LOSS PER COMMON SHARE. Net loss per common share information is not presented in the consolidated financial statements because the Company is currently closely held (see note 13) and because historical net loss per common share would not be indicative of the Company's continuing capital structure.

ASSETS HELD FOR SALE. Assets held for sale are recorded at the lower of cost or estimated net realizable value. Net realizable value is based on the estimated fair value (measured primarily based on letters of intent or the approximate appraised value) less estimated selling costs.

IMPAIRMENT OF LONG-LIVED ASSETS. The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which it adopted in 1995. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent that the future undiscounted net cash flows expected to be generated from an asset are less than the carrying amount of the asset, an impairment loss is recognized based on the difference between the asset's carrying amount and its estimated fair market value.

INTANGIBLES. Cost in excess of net assets acquired relates principally to the purchase of Home Quarters. This cost is being amortized using the straight-line method over a period of 40 years. Accumulated amortization related to cost in excess of net assets acquired was $17.9 million, $16.2 million and $15.1 million as of October 3, 1998, September 27, 1997, and February 1, 1997, respectively.

Leasehold acquisition costs relate to the purchase of lease rights to certain stores. The costs for these leases are being amortized using the straight-line method over the terms of the related leases, ranging up to 30 years. Accumulated amortization related to leasehold acquisition costs was $15.5 million, $13.7 million, and $16.3 million as of October 3, 1998, September 27, 1997, and February 1, 1997, respectively.

The Company considers recoverability of intangible assets in connection with its review of impairment of long-lived assets (see note 4).

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME. On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income of Hechinger Company consists solely of net income and, accordingly, the adoption of SFAS No. 130 had no impact on the Company's financial statements. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.


2.    PURCHASE OF CERTAIN ASSETS OF BSQ.

On September 25, 1997, Centers Holdings, Inc., a Delaware corporation, through a wholly-owned subsidiary (collectively "Centers Holdings"), acquired the Company through a merger transaction (the "Merger") (see note 13). On September 25, 1997, Centers Holdings also purchased BSQ Transferee Corp. ("BSQ"), a Delaware corporation, which held substantially all of the assets and liabilities of the Builders Square business of Kmart Corporation (together with its subsidiaries, "Kmart") (the "Initial Purchase"). BSQ and the Company are affiliates as a result of these transactions.

On September 26, 1997, the Company purchased certain assets of BSQ (the "Purchase") for cash and the assumption of certain liabilities. The assets purchased, which consisted primarily of inventory, and the liabilities assumed were recorded at BSQ's carrying values, which were finalized during fiscal 1998 based on the final determination of the fair value of the assets and liabilities acquired in the Initial Purchase. The principal assets of BSQ which were not acquired by the Company included assets held for resale and certain real property, buildings and fixtures.

During 1998, certain adjustments to the purchase price of the Purchase were made, relating primarily to the reduction in capital lease obligations from putting certain stores back to BSQ (see below) and the final determination of the fair value of certain assets purchased and liabilities assumed. The aggregate effect of these adjustments was to increase the purchase price by approximately $17.9 million.

The adjusted purchase price of the net assets acquired from BSQ of approximately $260.8 million has been allocated as follows (in millions):

Inventory                                                       $ 586.2
Other assets, including cash of approximately $10.7                35.7
Liabilities assumed                                              (361.1)
                                                                -------
                                                                $ 260.8
                                                                =======

Also on September 26, 1997, as part of the Purchase, BSQ and the Company entered into subleases which cover substantially all of BSQ's leased operating facilities, and a lease which covers certain operating facilities owned by BSQ (see note 11).

As a result of the Purchase, the Company's consolidated financial statements include the operating results of Builders Square stores subsequent to September 26, 1997. Accordingly, the Company's historical operating results may not be indicative of or comparable to its current or future operating results.

Shown below is the Company's unaudited pro forma consolidated results of operations for the periods ended September 27, 1997 and February 1, 1997, as though the Purchase had occurred as of February 4, 1996 (in millions):

                                      34 Weeks Ended                 Year Ended
(in millions)                         Sept. 27, 1997               Feb. 1, 1997
-------------------------------------------------------------------------------
Total Revenues                              $2,912.4                   $4,607.9
Net Loss                                     ($207.2)                    ($60.7)

This method of combining historical financial statements for the preparation of unaudited pro forma condensed consolidated financial information is for presentation only. Actual statements of operations of the Company reflect the operating results from the purchase date with no retroactive adjustments. Operating results related to the assets acquired from BSQ were not significant for the two days ended September 27, 1997. The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and is not necessarily indicative of the consolidated results of operations that would have been reported had the Purchase occurred on February 4, 1996, nor does it represent a forecast of the consolidated results of operations for any future period.

Pursuant to the terms of the Purchase, 10 Builders Square stores were subleased under a master month-to-month rental agreement. Shortly after the Initial Purchase and pursuant to its terms, BSQ began the process of putting 10 stores and the remaining related lease obligations back to Kmart, as well as disposing of two additional stores to third parties. BSQ is responsible for closing put stores and liquidating the inventory, and delivering a "broom clean" store back to Kmart. Accordingly, BSQ recorded a liability of approximately $10 million for the costs related to the closing of these stores. The assets acquired and liabilities assumed from BSQ pursuant to the Purchase included amounts related to these stores.

In addition, pursuant to the terms of the Purchase, the Company acquired the ability to put back to BSQ 15 of the acquired stores and any remaining related lease obligations, which it did during 1998. In accordance with the terms of the Purchase, BSQ purchased the inventory in these 15 stores from the Company at its book value, approximating $50.4 million. As of October 3, 1998, BSQ was in the process of putting back 14 of these stores and the remaining related lease obligations to Kmart pursuant to the terms of the Initial Purchase, and disposing of one store to a third party. As of October 3, 1998, the remaining liability with respect to these stores is nominal.

As of October 3, 1998, BSQ owes the Company approximately $12.6 million in connection with BSQ's purchase of this inventory. During the year, the Company paid certain amounts on behalf of BSQ Transferee, primarily related to taxes prorated as of the date of the Initial Purchase. As a result of these payments, which have been partially offset by the adjustments related to the final determination of the fair value of the assets and liabilities acquired in the Purchase, BSQ also owes the Company approximately $20.2 million.

In 1998, the Company eliminated duplicate overhead functions related to BSQ's operations. Expenses related to these business consolidation costs, including costs associated with integrating information technology systems, approximated $27.5 million in 1998.


3.    PROPERTY, FURNITURE AND EQUIPMENT.

The Company's investments in property, furniture and equipment consist of the following:

(in thousands)                                     Oct. 3, 1998     Sept. 27, 1997      Feb. 1, 1997
---------------------------------------------------------------------------------------------------
Land                                                 $  47,538         $   49,030        $   99,091
Buildings                                              122,512            125,773           197,151
Leasehold improvements                                 117,149            121,471           120,944
Furniture, fixtures and equipment                      241,718            233,691           245,061
Capital leases                                          24,762             24,762            24,762
                                                     ---------          ---------         ---------
                                                       553,679            554,727           687,009
Less accumulated depreciation and
   amortization                                       (265,977)          (229,090)         (225,257)
                                                     ---------          ---------         ---------
                                                     $ 287,702          $ 325,637         $ 461,752
                                                     =========          =========         =========

Accumulated amortization on capital leases was $19.1 million, $17.3 million and $16.1 million as of October 3, 1998, September 27, 1997 and February 1, 1997, respectively.


4.    IMPAIRMENT OF LONG-LIVED ASSETS.

Management reviews long-lived assets and certain intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount, including associated intangible assets, of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

In 1998, the Company determined that the estimated undiscounted future cash flows for certain stores were less than the carrying amount of their respective assets. Accordingly, the Company recorded an impairment loss of approximately $8.5 million, adjusting the carrying value of the assets in these stores to their estimated fair value.

In 1997, management of the Company made decisions to close and dispose of certain properties, including a distribution facility which was sold subsequent to October 3, 1998. As a result, the Company recorded an impairment loss of approximately $29.3 million which reflects the difference between the carrying value of the properties and the estimated sales value, net of estimated costs to sell. This amount also included approximately $9.0 million related to the write-off of the unamortized portion of leasehold acquisition costs of certain closed stores, which management believes is not recoverable.

In 1995, the Company recorded aggregate impairment losses of approximately $30 million. As a result of the Company's decision to slow down its expansion plans and not to pursue development of a number of real estate properties which had been acquired for future store expansion, the Company decided to dispose of these properties, and recorded an impairment loss related to these properties of approximately $15 million. This non-cash charge reflected the difference between the carrying value of the properties and the estimated sales value, net of estimated costs to sell. Also in 1995, the Company reviewed its property, furniture, fixtures and equipment and evaluated how these assets would continue to be used in its operations. Based on this evaluation, the Company recorded an impairment loss related to certain property, furniture, fixtures and equipment of approximately $15 million.


5.    REVOLVING CREDIT AGREEMENT.

On September 26, 1997, Centers Holdings, BSQ, and the Company entered into a senior secured revolving credit facility, which permitted borrowings of up to $600 million (the "Credit Agreement"). The Credit Agreement replaced a $200 million revolving credit facility and all letter of credit facilities outstanding. This facility is guaranteed by the Company, collateralized by merchandise inventories and expires in September 2002. The amount available under the facility fluctuated based on the Company's "Eligible Inventory" balance (as defined in the agreement). The borrowings under the Credit Agreement bore interest at a rate which fluctuated based on (i) the greatest of (a) Prime Rate, (b) the Base CD Rate (as defined) plus 1.0%, or (c) the Federal Funds rate plus 0.5%, plus an additional 0.0% to 0.5% based on the Interest Coverage Ratio (as defined) or (ii) LIBOR plus an additional 1.5% to 2.0% based on the Interest Coverage Ratio (as defined). The weighted average interest rate on the outstanding borrowing was 7.78% at October 3, 1998.

As of October 3, 1998, the Company had outstanding borrowings of $372.0 million under the Credit Agreement, and had issued and outstanding letters of credit of $51.3 million under this facility. The available borrowing as of October 3, 1998 was approximately $177 million, and carried a commitment fee of 0.5% per year.

Subsequent to year-end, in order to provide additional availability for seasonal purchases, remodeling and merchandise reset activity, as well as to provide additional flexibility and address concerns with regard to quarterly EBITDA requirements, the Company entered into an amendment of the Credit Agreement and entered into a supplemental revolving facility in the amount of $50 million.

On December 31, 1998, the Company amended the Credit Agreement (the "Amended and Restated Credit Agreement"), increasing the advance rate against "Eligible Inventory" (the "borrowing base") for a period of time. The increased advance rate begins to decrease in April 1999, until resuming the original advance rate on June 21, 1999. The Amended and Restated Credit Agreement is guaranteed by the Company, collateralized by merchandise inventories and expires in September 2002, and contains certain additional financial covenants and increased interest rates. The borrowings under the Amended and Restated Credit Agreement bear interest at a rate which fluctuates based on (i) the greatest of (a) Prime Rate,
(b) the Base CD Rate (as defined) plus 1.0%, or (c) the Federal Funds rate plus 0.5%; plus an additional 1.25% or (ii) LIBOR plus 2.75%. In addition, the Company pays a fee at the rate of 0.5% per annum on any available borrowing.

Also on December 31, 1998, the Company concurrently entered into a short-term secured revolving credit facility (the "Supplemental Agreement") which permits borrowings of up to an additional $50 million. The Supplemental Agreement expires on June 30, 1999 and provides funds during periods when there is insufficient availability under the borrowing base of the Amended and Restated Credit Agreement. Borrowings under the Supplemental Agreement bear interest at the same rate and are generally under the same terms as the Amended and Restated Credit Agreement.

In connection with the Supplemental Agreement, GEI II, the majority shareholder of Centers Holdings, and Kmart agreed to repurchase from the lenders 20% and 80%, respectively, of the outstanding amounts of such supplemental credit, up to the amount of $10 million and $40 million, respectively, in case of an event of default, as defined. The Company agreed to pay GEI II and Kmart fees equal to 1.0% of their repurchase commitments under this agreement. Should the Company borrow any amount under the Supplemental Agreement, Kmart's warrant to purchase shares of the common stock of Centers Holdings increases from 210,000 to 245,000 shares, representing approximately 31.6% of the common stock of Centers Holdings issued and outstanding after giving effect to the warrant.

The Amended and Restated Credit Agreement contains certain covenants which restrict the Company's ability to, among other things, enter into additional indebtedness, make acquisitions or sales of certain assets and declare and pay cash dividends. In addition, the Amended and Restated Credit Agreement limits the annual amount of capital expenditures of the Company and, beginning with the period ended December 31, 1998, requires the Company to maintain minimum quarterly EBITDA (as defined) at increasing levels.

In order to meet the amended quarterly EBITDA covenants, the Company must improve its operating results in the second half of the current fiscal year as compared to 1998. In the event the Company is unable to meet these covenants in 1999, it will be necessary to obtain a waiver from the lenders, amend the Amended and Restated Credit Agreement, or arrange for alternative financing with other lenders. There can be no assurance that the Company will be able to consummate any such transaction if necessary.


6.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES.

Accounts payable and accrued expenses consist of the following:

(in thousands)                                       Oct. 3, 1998     Sept. 27, 1997       Feb. 1, 1997
-------------------------------------------------------------------------------------------------------
Accounts payable                                         $326,916           $359,614           $111,851
Accrued expenses and other                                130,365            133,763             64,285
Accrued compensation and benefits                          38,042             69,610             31,332
                                                         --------           --------           --------
                                                         $495,323           $562,987           $207,468
                                                         ========           ========           ========


7.    STORE CLOSING AND OTHER CHARGES

In 1997, the Company entered into an agreement to sell seven Home Quarters Warehouse stores in the Michigan market. As a result, the Company recorded a charge of $31.8 million related to the decision to close and sell these stores (the "Detroit Store Closing Charge"). The main components of this charge were:

-     Estimated write-down to net realizable value of real estate
      (approximately $13.6 million), and furniture, fixtures, equipment and other assets (approximately $14.3 million) to be disposed of.
- Estimated cash expenditures for operating costs for the stores during the inventory liquidation period and for employee termination costs of approximately $3.9 million.

As of September 27, 1997, assets held for sale included approximately $50.0 million related to these stores, and approximately $3.0 million of accrued store closing liabilities remained. The Company consummated the sale of these stores in November 1997. As of October 3, 1998, these accrued liabilities had been substantially discharged.

In 1994, the Company recorded a charge of $61.9 million primarily related to the Company's decision to close 22 stores in certain markets (the "Store Closing Charge"). The main components of this charge were costs related to the write-down of inventories and furniture, fixtures, equipment and other assets to be disposed of, carrying costs of the closed stores and employee termination costs. Disposition of the closed stores is accomplished by subleasing or assigning the property to a new occupant or reverting possession back to the landlord. The Company previously expected that it would dispose of or sublease the remaining stores by January 1999. As a result of certain decisions made by management of the Company related to the future disposition of it's non-operating properties, in 1997 the Company revised its estimate and recorded an additional charge of $42.7 million for the estimated continuing carrying costs for non-operating stores, consisting primarily of rents and other related costs (together with the Store Closing Charge, the "Store Closing Charges"), resulting in an accrual of $47.7 million as of September 27, 1997. Reductions to the accrual in 1998 represent the net operating costs of non-operating properties, along with lease termination fees for certain non-operating properties. The Company believes that the remaining accrual of $38.6 million as of October 3, 1998 is adequate to cover future liabilities related to the carrying cost of the closed stores, which the Company is actively marketing.

In 1995, the Company recorded a charge of $25 million (the "HQ Merger Charge") related primarily to the Company's decision to combine its Hechinger and Home Quarters operations under one management team (the "HQ Merger"). The main components of this charge were:

-     Employee termination costs of approximately $13.6 million;
- Approximately $7.7 million for costs primarily related to terminating the Company's defined benefit pension plan as of December 31, 1995 to conform the retirement plans of Hechinger and Home Quarters and costs related to eliminating various computer systems; and
- Estimated write-down to net realizable value of equipment and other assets to be disposed of approximately $3.7 million.

As of February 1, 1997, all components of the HQ Merger Charge had been completed except for employee termination costs which were estimated at $2.4 million. As of September 27, 1997, this liability had been substantially discharged.

The Detroit Store Closing Charge, the HQ Merger Charge and the Store Closing Charges are based on certain estimates and as a result, the actual amounts could vary from these estimates.

Subsequent to year-end, the Company agreed to terminate the leases of four Florida stores for which BSQ had secured favorable sales terms from a third party. Management reviews the ongoing performance of, and future prospects for, its stores and its markets in conjunction with its planning process. In situations where remarketing leases and/or selling owned stores may potentially represent a preferable use of Company resources, management is committed to investigating those options in order to enhance store, market and Company results. The financial statement impact of store closings, if any, is recorded when a decision is finalized and the criteria for accrual have been met.


8.    LONG-TERM DEBT.

Long-term debt consists of the following:

(in thousands)                                       Oct. 3, 1998      Sept. 27, 1997        Feb. 1, 1997
--------------------------------------------------------------------------------------------------------
6.95% Senior Notes, due 2003                            $100,000            $100,000           $100,000
9.45% Senior Debentures, due 2012                        100,000             100,000            100,000
5 1/2% Convertible Subordinated Debentures                92,341             123,050            123,050
Mortgage loans                                            40,386              42,929             43,206
Other long-term debt                                      11,527              15,618             15,953
                                                        --------            --------           --------
                                                         344,254             381,597            382,209
Less current portion                                     (25,764)            (28,637)            (1,341)
                                                        --------            --------           --------
                                                        $318,490            $352,960           $380,868
                                                        ========            ========           ========

Under the terms of the 6.95% Senior Notes and 9.45% Senior Debentures, the Company is restricted, in certain circumstances, from pledging certain Company assets and entering into sale and leaseback transactions. Prior to the Merger (see note 13), the 5 1/2% Convertible Subordinated Debentures were convertible into Class A common stock of the Company by the holders at any time at a conversion price of $27.84 per share, subject to adjustments in certain events. As a result of the Merger, these Debentures are thereafter entitled to convert into cash of $2.375 per share, which represents the asset they would have received had they converted just prior to the Merger. Accordingly, the portion of the outstanding balance of the Debentures represented by this conversion price, approximating $7.9 million and $10.7 million, has been included in the current portion of long-term debt as of October 3, 1998 and September 27, 1997, respectively. The Convertible Subordinated Debentures are redeemable by the Company at any time. Mandatory sinking fund payments of $6.6 million or 5% of the original $132 million aggregate principal amount of Convertible Subordinated Debentures issued, were scheduled to be made annually commencing April 1, 1998 to and including April 1, 2011. During the third and fourth quarters of 1998, the Company redeemed $30.7 million of the Convertible Subordinated Debentures for cash of $15.7 million, including accrued interest to the date of redemption, which resulted in the recognition of an extraordinary gain of $15.3 million (before and after tax effect). These debenture purchases, together with purchases in prior years, are sufficient to fulfill the scheduled mandatory sinking fund payments prior to April 2004.

The mortgage loans bear interest rates, on average, of approximately 10% and are due in varying monthly and semi-annual installments of principal and interest through 2016. These mortgages are collateralized by properties with a total net book value of $26.1 million.

Other long-term debt consists primarily of a sale and leaseback transaction that has been recorded as a financing transaction rather than as a sale. Other long-term debt bears interest rates ranging between 4.57% and 11.38%, is due in varying principal and interest installments through 2008 and is collateralized by properties with a total net book value of $7.8 million. During 1998, the Company assigned one of its leases for a sale and leaseback property, thereby extinguishing the associated asset and liability.

Aggregate principal maturities of all long-term debt are as follows:

Fiscal year                                               (in thousands)
------------------------------------------------------------------------
1999                                                            $ 25,764
2000                                                               1,454
2001                                                               1,730
2002                                                               1,881
2003                                                               2,043
Thereafter                                                       311,382
                                                                --------
                                                                $344,254
                                                                ========


9.    ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS.

The following methods and assumptions were used by the Company in estimating the fair values of the financial instruments:

Cash and cash equivalents, due to/from affiliates, and accounts payable and accrued expenses: The carrying amounts reported in the balance sheet for these items approximates fair value.

Long-term debt: The estimated fair values of the Company's long-term debt that is traded publicly are based on quoted and third party estimates of market prices. The estimated fair values of the privately held debt are calculated using a discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and estimated fair values of the Company's long-term debt is as follows:

                                                  October 3, 1998              September 27, 1997            February 1, 1997
                                              -----------------------       -----------------------      -----------------------
                                              Carrying      Estimated       Carrying      Estimated      Carrying      Estimated
(in thousands)                                  Values    Fair Values         Values    Fair Values        Values    Fair Values
--------------------------------------------------------------------------------------------------------------------------------
Long-term debt:
  Publicly traded debt                        $284,464       $181,700       $312,386       $196,017      $323,050       $164,452
  Privately held debt                           34,026         26,263         40,574         34,359        57,818         35,984
                                              --------      ---------       --------      ---------      --------       --------
Total long-term debt,
  excluding current portion                   $318,490       $207,963       $352,960       $230,376      $380,868       $200,436
                                              ========       ========       ========       ========      ========       ========


10.   INCOME TAXES.

The income tax expense/(benefits) are summarized as follows:

(in thousands)
Period ended             Oct. 3, 1998     Sept. 27, 1997       Feb. 1, 1997       Feb. 3, 1996
---------------------------------------------------------------------------------------------
Current                      $ 2,500            $ 1,267            $(5,444)          $(13,249)
Deferred                           -                  -              5,444             10,249
                             -------            -------            -------           --------
                             $ 2,500            $ 1,267            $     -           $ (3,000)
                             =======            =======            =======           ========

Current amounts shown above for 1998 and 1997 consist of state income tax expense.

Significant components of the Company's deferred tax liabilities and assets are as follows:

(in thousands)                                            Oct. 3, 1998     Sept. 27, 1997     Feb. 1, 1997
---------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred gain                                              $ 14,110           $      -         $      -
  Inventories                                                       -                361            9,816
  Capitalized leases                                            3,848              2,598                -
  Note payable                                                 18,178             23,169                -
  Corporate-owned life insurance                                    -              3,150                -
  Other                                                         1,251                368            3,342
                                                             --------           --------         --------
      Total deferred tax liabilities                           37,387             29,646           13,158
                                                             --------           --------         --------

Deferred tax assets:
  Accrued costs for store closings                             15,845             21,986                -
  Inventories                                                  12,582                  -                -
  Other accrued expenses                                       25,229             20,190           10,168
  Depreciation and amortization                                17,891              6,866            2,742
  Alternative minimum tax and other
    tax credit carryforwards                                    3,633              3,633           11,292
  Accrued compensation and benefits                             6,871              5,342            8,230
  Capital lease obligations                                    23,179             26,888                -
  Net operating loss carryforward                              32,274             28,612           18,303
  Other                                                         8,133              7,390            5,230
                                                             --------           --------         --------
  Total gross deferred tax assets                             145,637            120,907           55,965
  Valuation allowance                                         104,617             87,628           39,174
                                                             --------           --------         --------
                                                               41,020             33,279           16,791
                                                             --------           --------         --------

Net deferred tax assets                                      $  3,633           $  3,633         $  3,633
                                                             ========           ========         ========

The valuation allowance for deferred taxes as of October 3, 1998 was $104.6 million. The net change in the total valuation allowance for the periods ended October 3, 1998, September 27, 1997 and February 1, 1997 were increases of $17.0 million, $48.5 million and $11.3 million, respectively.

As described in note 13 of the consolidated financial statements, on September 25, 1997, Centers Holdings acquired the Company. This transaction constituted an ownership change as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). This ownership change subjects the Company to a $5.5 million annual limitation on the use of certain items reflected as deferred tax assets above, including net operating loss carryforwards and certain other tax attributes which were available on the date of the ownership change. As a result, due to uncertainties regarding the realization in future periods of the deferred tax assets, the Company has provided a valuation allowance on a substantial portion of its gross deferred tax assets.

As of October 3, 1998, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $80.7 million (net of approximately $97.0 million which will not be utilized by the Company pursuant to the Section 382 limitation), substantially all of which is subject to the $5.5 million annual limitation resulting from the ownership change. The Company's net operating loss carryforwards expire between 2009 and 2018. The Company's alternative minimum tax credit carryforward of $3.6 million is available indefinitely as it does not expire.

Reconciliations of the Federal statutory rate to the Company's effective tax rate are summarized as follows:

Period ended                                Oct. 3, 1998     Sept. 27, 1997      Feb. 1, 1997       Feb. 3, 1996
--------------------------------------------------------------------------------------------------------------
Statutory rate                                   (35.0)%            (35.0)%           (35.0)%            (35.0)%
Change in valuation allowance                     35.5               31.9              39.5               34.6
Federal tax credits                                0.0                0.0              (7.2)               0.0
Federal tax-exempt
   investment income                               0.0                0.0               0.0               (1.0)
Merger related costs                               0.0                3.3               0.0                0.0
Amortization of goodwill                           0.6                0.3               3.3                0.7
State taxes                                        1.8                0.4               0.0                0.0
Other                                             (0.1)              (0.3)             (0.6)              (3.0)
                                                 -----              -----             -----             ------
                                                   2.8%               0.6%              0.0%              (3.7)%
                                                 =====              =====             =====             ======


11.   LEASE COMMITMENTS.

On September 26, 1997, the Company entered into a sublease with BSQ which covers substantially all of BSQ's leased operating facilities, has a six-year term with two five-year option periods, and has rental payments which are consistent with the subleases between BSQ and Kmart, and BSQ and other landlords. However, with respect to the properties covered by BSQ's subleases with Kmart, BSQ's ability to exercise renewal options available in Kmart's leases with third parties is subject to various conditions. As a result, the Company's ability to exercise renewal options under its sublease with BSQ with respect to such properties is similarly conditioned. On September 26, 1997, the Company also entered into a lease with BSQ for certain operating facilities owned by BSQ. The term of the lease is six years with two five-year option periods. The Company may elect to exclude from renewal a total of 40 additional stores from the lease and sublease with BSQ. The Company has guaranteed the payments and performance under BSQ's subleases with Kmart. Pursuant to these transactions, the Company's lease classification is consistent with that of BSQ, and accordingly, BSQ's capital lease obligations were recorded as such by the Company.

Certain leases require excess rentals based on a percentage of sales, certain increments in real estate taxes and rent increases as determined by formulas set forth in the leases. In addition, the Company pays all other ownership and operating costs related to the leased properties. Excluding the leases with BSQ described above, most of the leases provide for renewals for various periods up to 30 years.

Under the terms of a sale and leaseback transaction completed in 1990, the Company is restricted from taking certain actions that would result in its net worth, less goodwill, falling below $175 million. Under the terms of certain sale and leaseback transactions completed in 1992, the Company is required to maintain a minimum net worth of $200 million as disclosed in its annual audited financial statements. Under the 1992 transactions, in the event this minimum net worth is not maintained, the Company could be required to repurchase properties aggregating approximately $42 million. In this event, the Company would be required to utilize borrowing available under the Amended and Restated Credit Agreement, if any, and/or arrange third-party financing for the properties, subject to capital expenditure and other limitations. There can be no assurance that the Company will be able to consummate any such transaction, if necessary.

At October 3, 1998, the minimum fixed rental commitments related to all noncancelable leases together with the present value of the net minimum lease payments for capital leases, including amounts related to non-operating properties, were as follows:

Operating Leases                                     Total                 Affiliate           Non-Affiliate
(in thousands)                                                              (BSQ)
------------------------------------------------------------------------------------------------------------
Fiscal year
1999                                              $  155,181              $   81,166             $    74,015
2000                                                 154,579                  80,741                  73,838
2001                                                 153,562                  80,407                  73,155
2002                                                 152,562                  80,009                  72,553
2003                                                 151,150                  79,257                  71,893
Thereafter                                         1,669,693                 926,759                 742,934
                                                  ----------              ----------             -----------
Total minimum lease payments                       2,436,727               1,328,339               1,108,388
Minimum sublease rentals due to the Company         (111,176)                    -                  (111,176)
                                                  ----------              ----------             -----------
Total minimum lease payments, net                 $2,325,551              $1,328,339             $   997,212
                                                  ==========              ==========             ===========


Capital Leases                                       Total                 Affiliate          Non-Affiliate
(in thousands)                                                              (BSQ)
-----------------------------------------------------------------------------------------------------------
Fiscal year
1999                                                $ 10,991                $  8,117               $  2,874
2000                                                  10,590                   7,740                  2,850
2001                                                  10,191                   7,742                  2,449
2002                                                  10,058                   7,654                  2,404
2003                                                   9,833                   7,481                  2,352
Thereafter                                            96,856                  88,477                  8,379
                                                    --------                --------               --------
Total minimum lease payments                         148,519                 127,211                 21,308
Less executory costs and imputed interest            (90,725)                (81,766)                (8,959)
                                                    --------                --------               --------
Present value of net minimum
  lease payments (including
  current portion of $3,111)                        $ 57,794                $ 45,445               $ 12,349
                                                    ========                ========               ========

Capital lease obligations bear imputed interest at rates ranging from 6.0% to 14.0%. Amortization of assets recorded under capital lease obligations is included in depreciation and amortization expense.

Net rent expense was as follows:

(in thousands)
Period ended                       October 3, 1998      Sept. 27, 1997       Feb. 1, 1997       Feb. 1, 1996
------------------------------------------------------------------------------------------------------------

Minimum operating lease rentals           $148,860             $32,069            $49,983            $49,551
Excess rentals                               1,295                 621              1,534              1,914
                                          --------             -------            -------            -------
Net rent expense                          $150,155             $32,690            $51,517            $51,465
                                          ========             =======            =======            =======

The net rent expense amounts shown above are net of $22.6 million, $14.4 million, $20.6 million, and $16.6 million, respectively, related to sublease rentals. The net rent expense does not include certain amounts charged to the store closing accrual (see note 7). Disbursements to BSQ under the lease, sublease and month-to month rentals (see note 2) were approximately $111.7 million during 1998.


12.   CONTINGENCIES.

On July 23, 1997, a purported class action complaint was filed in the Delaware Chancery Court on behalf of all holders of the Company's common stock against the Company and the former Company directors. The plaintiff has alleged that the former officers and directors of the Company breached their fiduciary duties to the holders of the common stock by, among other things, failing to take all reasonable steps to assure the maximization of stockholder value including the implementation of a bidding mechanism to foster a fair auction of the Company and by entering into an agreement with Centers Holdings under which the consideration offered by Centers Holdings to holders of the common stock was "unfair and grossly inadequate." The Company believes that the plaintiff's claims are without merit and intends to defend such action vigorously. No significant activity occurred with respect to this filing during 1998.

The Company and its subsidiaries are also parties to legal proceedings and claims arising in the ordinary course of business. Although the outcome of such proceedings and claims cannot be determined with certainty, based upon evaluation by legal counsel, management believes that the outcome of such proceedings and claims will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.


13.   CHANGE IN OWNERSHIP OF THE COMPANY.

On September 25, 1997, Centers Holdings acquired the Company through a merger transaction. Pursuant to the Merger, each share of the issued and outstanding Class A and Class B shares of common stock of the Company immediately prior to the effective time of the Merger was converted into the right to receive $2.375 in cash, without interest. On September 25, 1997, all of the outstanding shares of the Company were canceled in exchange for the payment by Centers Holdings of approximately $100 million. Ten shares of common stock with a par value of $0.01 per share were issued to Centers Holdings. As a result of the Merger, the Company became a wholly-owned subsidiary of Centers Holdings.

As a result of the Merger and change in control, the Company incurred expenses of approximately $29.1 million in 1997, consisting primarily of approximately $4.5 million of professional and advisory services related to the Merger transaction, and approximately $24.6 million of employee-related costs, as follows:

- Pursuant to certain retirement agreements, including a nonqualified supplemental retirement plan, the Company was required to fund trusts for certain former key executives, resulting in expense of approximately $11.0 million.

- Under the terms of individual severance agreements, costs of approximately $13.6 million were incurred related to employees terminated pursuant to the Merger.

The majority of these costs were included in accrued liabilities as of September 27, 1997 and were paid in 1998 by the Company.


14.   STOCKHOLDERS' EQUITY.

Prior to the Merger, the Company had two classes of common stock, designated as Class A and Class B. As a result of the Merger, all of the outstanding shares of the Company were canceled. Ten shares of common stock with a par value of $0.01 per share were issued to Centers Holdings.

Common Stock, par value $.01 per share, Class A and Class B common and treasury shares outstanding and related changes were as follows:

                                                                      Issued                                      Treasury
                                                   -----------------------------------------------        ------------------------
                                                        Common
                                                   Stock, $.01 par      Class A            Class B         Class A         Class B
----------------------------------------------------------------------------------------------------------------------------------

Balance, Jan. 28, 1995                                   -            30,797,512      11,518,729           (17,213)      (14,497)
Exercise of stock options                                -                 8,269               -             5,279             -
Conversions from Class B to Class A                      -                86,800         (86,800)                -             -
Purchase of treasury                                     -                     -               -           (27,391)            -
                                                   --------           -----------     -----------         ---------      --------

Balance, Feb. 3, 1996                                    -            30,892,581      11,431,929           (39,325)      (14,497)
Conversions from Class B to Class A                      -             1,715,558      (1,715,558)                -             -
Purchase of treasury                                     -                     -               -           (57,940)            -
                                                   --------           -----------     -----------         ---------      --------

Balance, Feb. 1, 1997                                    -            32,608,139       9,716,371           (97,265)      (14,497)
Conversions from Class B to Class A                      -               243,500        (243,500)                -             -
Purchase of treasury                                     -                     -               -                 -             -
Cancellation of shares outstanding
 and treasury stock                                      -           (32,851,639)     (9,472,871)           97,265        14,497
Issuance of Common Stock, par $.01                      10                     -               -                 -             -
                                                   --------           -----------      ----------         ---------      --------


Balance, Sept. 27, 1997                                 10                     -               -                 -             -
                                                   --------           -----------      ----------         ---------      --------

Balance, Oct. 3, 1998                                   10                     -               -                 -             -
                                                   ========           ===========      ==========         =========      ========

Following the Merger, the Company's parent made an $89.1 million capital contribution to the Company in cash. In addition, in 1997 the Company's parent paid approximately $18.9 million of financing costs on behalf of the Company, which were recorded as deferred financing costs and contributed capital in the accompanying consolidated balance sheets. During 1998, the Company's parent paid an additional nominal amount of such financing costs, and made capital contributions in cash of $25 million during the second quarter and $30 million during the fourth quarter.

Also following the Merger, the Company's parent provided a $23.8 million non-interest-bearing advance to the Company, which is included in due to/from affiliates in the accompanying consolidated balance sheets in the amount of $14.3 million and $23.8 million at October 3, 1998 and September 27, 1997, respectively, following the Company's repayment to the parent of $9.5 million during 1998.


15.   EMPLOYEE BENEFIT PLANS AND RETIREMENT AGREEMENTS.

Defined Benefit Plans.
As of December 31, 1995, the Company terminated its defined benefit pension plan. In 1996, the Company completed distribution of the plan assets to all qualified participants. The cost of the pension curtailment and benefit settlement was accrued as a component of the 1995 HQ Merger Charge (see note 7).

Profit Sharing and 401(k) Plan.
As of September 27, 1997, the Company maintained a 401(k) plan and a profit sharing plan for all Hechinger and Home Quarters qualified employees (the "Hechinger Plan"). The 401(k) plan allowed for employee contributions of up to 16% of the employee's salary and a discretionary matching contribution of up to 50% from the Company on employee pretax contributions of up to 6%. The profit sharing plan allowed for discretionary annual contributions as determined by the Board of Directors. During 1998, the Hechinger Plan was replaced with a new 401(k) and profit sharing plan, in which eligible Builders Square associates could participate. The new plan is substantially similar to the Hechinger Plan.

In addition to the above, the Company maintains certain other employee benefit plans such as unfunded post retirement benefit plans, none of which have a material impact on the Company's results of operations. Total expenses related to all of the above plans amounted to $1.2 million, $2.2 million, $4.0 million, and $3.8 million, for 1998, 1997, 1996, and 1995, respectively. In addition, as a result of the Merger and change in control, the Company was required to fund trusts for certain key executives, including a nonqualified supplemental retirement plan, resulting in expense of approximately $11 million in 1997 (see note 13).

16.   STOCK COMPENSATION PLANS.

1997 Management Stock Option and Stockholders Agreement.
In 1998, the Company's parent approved the 1997 Management Equity Plan (the "1997 Plan"). The 1997 Plan provides for the issuance of incentive stock options, non-qualified stock options, and restricted stock to key employees of Centers Holdings and its subsidiaries at the discretion of Centers Holdings' Board of Directors. An aggregate of up to 65,000 shares of Centers Holdings Common Stock may be subject to awards under the 1997 Plan. As of October 3, 1998, incentive stock options to purchase 46,400 shares of Centers Holdings Common Stock have been granted under the 1997 Plan, and are further subject to management stock option and stockholders agreements. The management stock option and stockholders agreement gives Centers Holdings a right of first refusal and repurchase rights under certain circumstances, as well as the option, upon a change in control or an asset sale, as defined therein, to accelerate the vesting of options, to cash out options, or to cause an acquiring party to assume options. Generally, options granted under the 1997 Plan vest ratably over a four- or five-year period beginning September 27, 1997 and are exercisable up to ten years after September 27, 1997, after which time they expire.

1991 Incentive Plan.
In 1991, stockholders approved the Hechinger Company 1991 Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorized the issuance of Class A common stock as incentive and nonqualified stock options, and as restricted stock to eligible employees of the Company. In 1995, stockholders approved an amendment to the Incentive Plan authorizing an increase in the number of shares of the Company's stock authorized for issuance upon exercise of options.

Incentive stock options granted were at the fair market value on the date of the grant. Nonqualified stock options were granted at a price not less than 40% of the fair market value at the date of the grant. Generally, options granted under the plan were exercisable beginning two years after the date of the grant and over the succeeding eight years, after which time they expired. During the period ended September 27, 1997 and each of the last two fiscal years ended February 1, 1997, nonqualified options were granted. As a result of the Merger, each holder of options issued that had exercise prices of less than $2.375 per share ("In the Money Options") received payment in an amount equal to the difference between (i) the product of (A) $2.375 and (B) the aggregate number of shares of common stock issuable upon exercise of all In the Money Options held by such holder and (ii) the aggregate exercise price payable upon such exercise. No payments were made with respect to any option having a per share exercise price equal to or greater than $2.375 and such options were terminated prior to the closing of the Merger. The aggregate cash payments made by the Company approximated $0.5 million.

A summary of shares issuable under stock options outstanding is as follows:

                                             October 3, 1998             September 27, 1997                February 1, 1997
                                             ---------------             ------------------              ------------------
                                                    Weighted                       Weighted                        Weighted
                                                     Average                        Average                         Average
                                                    Exercise                       Exercise                        Exercise
(shares in thousands)                  Shares          Price             Shares       Price              Shares       Price
---------------------------------------------------------------------------------------------------------------------------
Beginning balance                           0         $ 0.00              5,049      $ 8.83               4,618     $ 10.01
Granted                                    46          51.02                771        1.81                 779        3.88
Canceled                                  ( 1)         51.02             (5,820)       7.90                (348)      13.41
Exercised                                   0           0.00                  0        0.00                   0        0.00
                                           --          -----              -----       -----               -----      ------
Ending balance                             45         $51.02                  0      $ 0.00               5,049      $ 8.83
                                           ==          =====              =====       =====               =====      ======

Weighted average fair value of
  options granted during the period                   $34.16                         $ 0.57                          $ 1.97
                                                       =====                          =====                          ======

At October 3, 1998, the exercise price and weighted average remaining contractual life of outstanding options was $51.02 and 9.0 years, respectively. At October 3, 1998, the number of options exercisable was 17,680, and the weighted average exercise price of those options was $51.02.

In 1995, the Company awarded rights to earn 260,000 shares of Class A common stock to certain key executives of the Company if certain performance goals were met. Under the terms of the award, once the rights were earned, the stock would vest over a two-year period. As a result of the Merger, these options became fully vested and the Company paid the executives approximately $0.6 million for the options.

Total charges to earnings for these plans amounted to $0.0 million, $0.7 million, $0.5 million, and $0.8 million for 1998, 1997, 1996, and 1995, respectively.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation" was issued in 1995. The statement relates to the measurement of compensation of stock options issued to employees and requires either the expense recognition based on the fair value method or the continued application of APB 25, "Accounting for Stock Issued to Employees" and disclosure of pro forma net income/loss as if the recognition and measurement provisions of SFAS 123 had been adopted.

The Company accounts for its stock compensation arrangements under the provisions of APB 25. The pro forma information regarding net loss has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions, and for 1997 considering the Merger transaction:

                                                      1997 Plan                              1991 Incentive Plan
                                                   ----------------          ------------------------------------------------------

Period Ended                                          Oct. 3, 1998           Sept. 27, 1997        Feb. 1, 1997        Feb. 3, 1996
-----------------------------------------------------------------------------------------------------------------------------------
Risk-free interest rates                                     4.2%                 6.1%                  6.1%                6.4%
Dividend yields                                              0.0%                 0.0%                  0.0%                2.7%
Volatility factors of the expected market
   price of common stock                                     0.8                   .50                   .50                 .43
Expected life of the option in years                         5                    5                     5                   5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate. The information shown above for 1998 relates to the 1997 Plan. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

Period Ended                                                  Oct. 3, 1998     Sept. 27, 1997      Feb. 1, 1997      Feb. 3, 1996
----------------------------------------------------------------------------------------------------------------------------------
Pro forma net loss (in millions)                                    $(93.5)           $(206.8)           $(27.1)           $(78.9)

17.   UNAUDITED COMPARATIVE TRANSITION PERIOD RESULTS.

The following table sets forth summarized unaudited transition period results for comparable periods:

                                          Twelve Fiscal Months Ended
                             ------------------------------------------------
                             Oct. 3, 1998                      Sept. 27, 1997
                               (53 weeks)                          (51 weeks)
(in millions)                                                     (unaudited)
-----------------------------------------------------------------------------
Net sales                     $3,443.6                            $1,957.6
Gross margin                     646.5                               357.8
Income tax expense                 2.5                                 0.0
Net loss                         (92.9)                             (229.7)

REPORT OF INDEPENDENT AUDITORS
BOARD OF DIRECTORS AND STOCKHOLDER
HECHINGER COMPANY

We have audited the accompanying consolidated balance sheets of Hechinger Company and subsidiaries as of October 3, 1998 and September 27, 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended October 3, 1998 and the 34 weeks ended September 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hechinger Company and subsidiaries at October 3, 1998 and September 27, 1997 and the results of their operations and their cash flows for the year ended October 3, 1998 and the 34 weeks ended September 27, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective as of September 28, 1997, the Company changed is method of applying the LIFO accounting method for certain of its inventories to the retail method.




KPMG LLP
Washington, D.C.
January 8, 1999

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





ERNST & YOUNG LLP
Washington, D.C.
February 27, 1997